Exhibit 99.2

Royal Bank of Canada reports results for the first quarter of 2009

The financial information in this document is in Canadian dollars and is based on our unaudited Interim Consolidated Financial Statements and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

First quarter 2009 compared to first quarter 2008

•	Net income of $1,053 million (down 15% from $1,245 million)
•	Diluted earnings per share (EPS) of $.73 (down $.22 from $.95)
•	Return on common equity (ROE) of 13.8% (down 770 basis points from 21.5%)
•	Tier 1 capital ratio of 10.6%

First quarter 2009 compared to fourth quarter 2008

•	Net income of $1,053 million (down 6% from $1,120 million)
•	Diluted EPS of $.73 (down $.08 from $.81)
•	ROE of 13.8% (down 230 basis points from 16.1%)

TORONTO, February 26, 2009 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $1,053 million for the first quarter ended January 31, 2009, down $192 million or 15% from a year ago and down $67 million or 6% from last quarter. Our results were impacted by higher losses related to market environment impacts including unfavourable credit valuation adjustments. Canadian Banking, Insurance and certain businesses in Capital Markets generated solid results.

“These results reflect the strength of our Canadian businesses and demonstrate the value of our diversified business model. We earned over $1 billion this quarter for our shareholders, notwithstanding market impacts” said Gordon M. Nixon, RBC President and CEO. “Our solid financial profile should provide additional confidence in the strength and stability of our organization, and supports the continued growth of our businesses. In today’s uncertain environment, we have the resources, expertise and discipline to help our clients create a path forward.”

Table of contents

1	First quarter highlights
2	Management’s discussion and analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic and market review and 2009 Outlook
5	Financial performance
5	Overview
5	Market environment impacts
9	Total revenue
10	Provision for credit losses
10	Insurance policyholder benefits, claims and acquisition expense
11	Non-interest expense
11	Income taxes
11	Accounting matters and controls
12	Related party transactions
13	Quarterly results and trend analysis
14	Business segment results
14	How we measure and report our business segments
14	Key performance and non-GAAP measures
15	Canadian Banking
16	Wealth Management
17	Insurance
18	International Banking
20	Capital Markets
21	Corporate Support
21	Results by geographic segment
23	Financial condition
23	Condensed balance sheet
25	Off-balance sheet arrangements
27	Financial Stability Forum disclosures
30	Risk, capital and liquidity management
30	Credit risk
37	Market risk
38	Capital management
41	Liquidity and funding risk
42	Interim Consolidated Financial Statements
46	Notes to the Interim Consolidated Financial Statements
60	Shareholder information

2        Royal Bank of Canada        First Quarter 2009

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three months ended January 31, 2009, compared to the three-month periods ended January 31, 2008 and October 31, 2008. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements and related notes and our 2008 Annual Report to Shareholders (2008 Annual Report). This MD&A is dated February 25, 2009. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Additional information about us, including our 2008 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term objectives, our strategic goals and priorities, and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe,” “expect,” “forecast,” “anticipate,” “intend,” “estimate,” “goal,” “plan” and “project” and similar expressions of future or conditional verbs such as “will,” “may,” “should,” “could,” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control – include: credit, market, operational, liquidity and funding risks, and other risks discussed in the Risk, capital and liquidity management section and in our 2008 Annual Report to Shareholders; market environment impacts, including the impact of the continuing volatility in the financial markets and lack of liquidity in credit markets, and our ability to effectively manage our liquidity and our capital ratios and implement effective risk management procedures; general business and economic conditions in Canada, the United States and other countries in which we conduct business; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes to our credit ratings; and development and integration of our distribution networks.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management section, and in our 2008 Annual Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, one of North America’s leading diversified financial services companies and among the largest banks in the world, as measured by market capitalization. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ more than 80,000 full- and part-time employees who serve more than 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 52 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        First Quarter 2009        3

Selected financial and other highlights

	As at or for the three months ended			Change January 31 2009 vs.
	January 31	October 31	January 31	October 31	January 31
(C$ millions, except per share, number of and percentage amounts)	2009	2008	2008	2008	2008
Total revenue	$6,941	$5,069	$5,647	$1,872	$1,294
Provision for credit losses (PCL)	747	619	293	128	454
Insurance policyholder benefits, claims and acquisition expense	1,076	(86)	616	1,162	460
Non-interest expense	3,622	2,989	3,120	633	502
Net income before income taxes and non-controlling interest in subsidiaries	1,496	1,547	1,618	(51)	(122)
Net income	$1,053	$1,120	$1,245	$(67)	$(192)
Segments – net income (loss)
Canadian Banking	$696	$676	$673	$20	$23
Wealth Management	128	116	181	12	(53)
Insurance	112	59	89	53	23
International Banking	(144)	(206)	31	62	(175)
Capital Markets	225	584	304	(359)	(79)
Corporate Support	36	(109)	(33)	145	69
Net income	$1,053	$1,120	$1,245	$(67)	$(192)
Selected information
Earnings per share (EPS) – basic	$.74	$.82	$.96	$(.08)	$(.22)
Earnings per share (EPS) – diluted	$.73	$.81	$.95	$(.08)	$(.22)
Return on common equity (ROE) (1)	13.8%	16.1%	21.5%	(230)bps	(770)bps
Return on risk capital (RORC) (2)	21.5%	26.3%	35.6%	(480)bps	(1,410)bps
Net interest margin (NIM) (3)	1.57%	1.59%	1.36%	(20)bps	210bps
Specific PCL as a percentage of average net loans and acceptances	.80%	.65%	.44%	150bps	360bps
Gross impaired loans (GIL) as a percentage of loans and acceptances	1.19%	.96%	.56%	230bps	630bps
Capital ratios and multiples
Tier 1 capital ratio	10.6%	9.0%	9.7%	160bps	90bps
Total capital ratio	12.5%	11.0%	11.2%	150bps	130bps
Assets-to-capital multiple	17.5X	20.1X	22.1X	(2.6)X	(4.6)X
Selected balance sheet and other information
Total assets	$713,176	$723,859	$632,761	$(10,683)	$80,415
Securities	172,182	171,134	184,348	1,048	(12,166)
Retail loans (4)	192,988	195,455	174,779	(2,467)	18,209
Wholesale loans (4)	92,941	96,300	72,430	(3,359)	20,511
Deposits	422,850	438,575	394,416	(15,725)	28,434
Average common equity (1)	29,050	27,000	22,600	2,050	6,450
Average risk capital (2)	18,700	16,500	13,650	2,200	5,050
Risk-adjusted assets	273,561	278,579	241,206	(5,018)	32,355
Assets under management (AUM)	224,900	226,900	165,000	(2,000)	59,900
Assets under administration (AUA) – RBC	594,900	623,300	607,200	(28,400)	(12,300)
– RBC Dexia IS (5)	2,131,400	2,585,000	2,922,000	(453,600)	(790,600)
Common share information
Shares outstanding (000s) – average basic	1,366,868	1,337,753	1,273,862	29,115	93,006
– average diluted	1,379,191	1,353,588	1,286,595	25,603	92,596
– end of period	1,406,973	1,341,260	1,276,635	65,713	130,338
Dividends declared per share	$.50	$.50	$.50	$–	$–
Dividend yield (6)	5.2%	4.4%	4.0%	80bps	120bps
Common share price (RY on TSX) – close, end of period	$30.41	$46.84	$50.65	$(16.43)	$(20.24)
Market capitalization (TSX)	42,786	62,825	64,662	(20,039)	(21,876)
Business information (number of)
Employees (full-time equivalent)	73,416	73,323	64,905	93	8,511
Bank branches	1,747	1,741	1,544	6	203
Automated teller machines	4,984	4,964	4,547	20	437
Period average US$ equivalent of C$1.00 (7)	$.815	$.901	$1.002	$(.09)	$(.19)
Period-end US$ equivalent of C$1.00	$.815	$.830	$.996	$(.02)	$(.18)

(1)	Average common equity and ROE are calculated using month-end balances for the period.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion on Average risk capital and RORC, refer to the Key performance and non-GAAP measures section.
(3)	NIM is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	Retail and wholesale loans do not include allowance for loan losses.
(5)	AUA – RBC Dexia IS represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(6)	Dividends per common share divided by the average of the high and low share prices in the relevant period.
(7)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        First Quarter 2009

Economic and market review and 2009 Outlook (1)

Canada

The Canadian economy entered a recession in the final calendar quarter of 2008. Consumer spending was slow, reflecting weakening in both the labour and housing markets. The unemployment rate further deteriorated from 6.2% at the end of the third calendar quarter to 6.6% at calendar year end, putting additional downward pressure on household and business credit quality. Consumer and business lending growth weakened as a result of continued financial market volatility and tightening credit conditions. The Bank of Canada further lowered the overnight rate to 1% in January in response to the deepening financial crisis and the downward pressure on the economy. In late January 2009, the federal government committed to provide approximately $40 billion in fiscal stimulus over the next two years in the form of accelerated spending on infrastructure and tax cuts. The inflation rate moved lower during the quarter as commodity prices decreased and economic growth slowed.

Canada’s economy is expected to remain weak in 2009 due to the deterioration in Canada’s labour market, financial market volatility and the soft housing market. Exports will be significantly impacted as the U.S. economy continues to contract. We forecast the Canadian dollar on average to be weaker relative to the U.S. dollar given low commodity prices and weak Canadian economic conditions. We expect the Bank of Canada will continue to provide liquidity to Canada’s financial system and that interest rates will remain low in 2009 in an effort to stimulate economic growth. The Canadian economy is now expected to contract by .5% in 2009, down from our projected growth of .3% at December 4, 2008, and slower than the estimated growth of .6% in 2008.

United States

The U.S. recession deepened in the final calendar quarter of 2008. Consumer spending was slow due to the deterioration in the labour market and low consumer confidence. The housing market remained under pressure and consumer and business lending dampened as a result of tightening credit conditions and financial market volatility. The automotive industry weakened due to current economic turmoil, resulting in the U.S. government providing billions of dollars in aid to several large automobile companies in December 2008 and January 2009. In mid-February, the U.S. government approved additional fiscal stimulus, with the focus on households, businesses and medium-term infrastructure spending. The U.S. Federal Reserve held the federal funds rate steady within a range of 0% to 0.25%.

We anticipate that the U.S. economy will remain weak in 2009, amid tightening credit conditions, growing job losses and continuing housing market weakness. The inflation rate will likely be low due to economic contraction combined with the recent fall in commodity prices. We also forecast that the federal funds rate will remain at current low levels through 2009. The U.S. economy is now expected to have negative growth of 1.7% in 2009, down from our projected negative growth of 1.0% at December 4, 2008, and slower than the actual growth of 1.3% in 2008.

Other global economies

Global economies weakened further in the final calendar quarter of 2008 due to progressively deteriorating conditions for both industrialized and emerging economies, reflecting weaker domestic demand, financial market volatility and reduced demand for exports from major trading partners, most notably the U.S.

Growth in global economies is expected to remain weak, impacted by shrinking trading volumes and the effects of the global recession. Emerging economies, led by China, are expected to grow at a more moderate pace in 2009 given uncertainty in global capital markets and recessionary conditions in some industrialized countries.

Financial markets volatility

Financial markets continue to deal with the fallout of the crisis in global credit markets and a deteriorating outlook for global economies. Volatile financial market conditions are likely to continue in 2009 as credit and liquidity concerns persist and global economies contract. This may continue to impact credit spreads. While we anticipate that over time, government and central bank measures such as interest rate cuts, financial market rescue packages, interbank lending guarantees and stimulus fiscal policy measures will eventually improve market stability, the timing and extent of the recovery is uncertain. Recovery depends on the pace at which the U.S. housing and financial markets rebound, which should restore consumer confidence and eventually spur economic growth.

Business outlook and priorities

A weak global economic outlook and continued financial market volatility are expected to create a challenging operating environment in the near and medium term. Credit quality in our consumer, business and corporate credit loan portfolios is expected to weaken further given our economic outlook in the U.S. and Canada. Spread compression is expected to affect many of our businesses throughout 2009 as the low interest rate environment persists and competitive pressures remain. However, wholesale funding spreads and liquidity conditions are expected to improve once recently announced fiscal and monetary initiatives take full effect. We believe our diversified business portfolios, continued reinvestment in our businesses, and the ability to effectively manage our costs will provide the strength and stability needed to withstand these challenging times.

In the first quarter, we raised $3.45 billion in Tier 1 capital to supplement our capital position and provide flexibility to continue to invest in our existing businesses where we are able to generate attractive returns. This included a $2.3 billion common equity issuance in the current quarter which had a dilutive effect on our EPS.

As disclosed in our 2008 Annual Report, we have moved to medium-term objectives (three to five years) and we no longer report our quarterly results compared to our objectives.

(1)	Data as at February 25, 2009.

Royal Bank of Canada        First Quarter 2009        5

Impact of U.S. dollar on our earnings

Our U.S. dollar-denominated consolidated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate.

The sharp depreciation of the Canadian dollar against the US dollar from the first quarter of 2008 and fourth quarter of 2008 to the first quarter 2009 had an unfavourable impact on our consolidated earnings, as we had a U.S. dollar-denominated net loss in the quarter. Our U.S. dollar-denominated revenue which was favourably impacted by the depreciation in the Canadian dollar was more than offset by the unfavourable impact on our U.S. dollar-denominated provision for credit losses, insurance policyholder benefits claims and acquisition expense (PBCAE) and non-interest expense recorded in the quarter.

On average, the Canadian dollar exchange rate depreciated 19% from the first quarter of 2008 and decreased 10% from the fourth quarter of 2008 compared to the U.S. dollar.

	For the three months ended
	Q1 2009 vs.	Q1 2009 vs.
(C$ millions, except per share amounts)	Q4 2008	Q1 2008
Canadian/U.S. dollar exchange rate (average)
January 31, 2009	$.815	$.815
October 31, 2008	.901
January 31, 2008		1.002
Percentage change in average US$ equivalent of C$1.00 (1)	(10)%	(19)%
Increased (decreased) total revenue	$32	$155
Increased (decreased) non-interest expense	105	216
Increased (decreased) net income	(80)	(110)
Increased (decreased) basic EPS	$(.06)	$(.08)
Increased (decreased) diluted EPS	$(.06)	$(.08)

(1)	Average amounts are calculated using month-end spot rates for the period.

Certain of our business segment results are also impacted by fluctuations in the U.S. dollar, Euro and British pound exchange rates. For further details, refer to the Business segment results section.

Financial performance

Overview

We reported net income of $1,053 million for the first quarter ended January 31, 2009, down $192 million, or 15%, from a year ago. Diluted EPS were $.73, down 23% over the same period. ROE was 13.8%, compared to 21.5% a year ago, reflecting lower earnings and a common equity issuance in the current quarter which had a dilutive effect on our EPS. Our results were affected by market environment impacts reflecting higher losses, increased unfavourable credit valuation adjustments on certain derivative contracts and lower gains on the change in fair value of our own credit risk related to deposit liabilities and subordinated debentures designated as held-for-trading (fair value adjustments on certain RBC debt designated as held-for-trading). For further details, refer to the Market environment impacts section. Higher provision for credit losses, increased costs in support of business growth, including our acquisition-related staff and occupancy costs, and higher variable compensation also contributed to the decrease. These factors were partially offset by higher trading results in our Capital Markets businesses, higher net securitization gains and volume growth in our banking-related businesses. Our Tier 1 capital ratio of 10.6% was up 90 bps from 9.7% a year ago.

Compared to the fourth quarter of 2008, net income decreased $67 million, or 6%, and diluted EPS were down $.08, or 10%. ROE was 13.8%, compared to 16.1%, reflecting lower earnings and a common equity issuance in the current quarter which had a dilutive effect on our EPS. This decrease was largely due to the reduction of the Enron Corp.-related litigation provision of $542 million ($252 million after-tax and related compensation adjustments) in the fourth quarter of 2008. The decrease in net income also reflected lower gains on fair value adjustments on certain RBC debt designated as held-for-trading, increased unfavourable credit valuation adjustments on certain derivative contracts and higher losses arising from the market environment. Higher variable compensation and higher provision for credit losses also contributed to the decrease in net income. These factors were largely offset by higher trading results in our Capital Markets businesses and higher net securitization gains.

Market environment impacts

The weak economic environment continued through the first quarter of 2009, resulting in additional losses and valuation adjustments partially offset by positive fair value adjustments on certain RBC debt designated as held-for-trading which collectively reduced revenue by $1.257 billion and net income by $646 million driven by:

•	Losses on held-for-trading (HFT) securities of $824 million ($373 million after-tax and related compensation adjustments) in Capital Markets.
•

Losses on available-for-sale securities (AFS) of $252 million ($195 million after-tax) realized through other-than- temporary impairment or sale, with $139 million ($101 million after-tax) in Corporate Support and $113 million ($94 million after-tax) in International Banking.

•

Losses on credit valuation adjustments of $306 million ($140 million after-tax and related compensation adjustments) in Capital Markets on derivative transactions exposed to unfavourable changes in derivative counterparty credit quality.

•

Fair value adjustments on certain RBC debt designated as held-for-trading of $101 million ($52 million after-tax and related compensation adjustments), partially offsetting these losses. We recognized positive fair value adjustments on certain RBC debt designated as held-for-trading, with $41 million ($28 million after-tax) in Corporate Support and $60 million ($24 million after-tax and related compensation adjustments) reported in Capital Markets.

•	Gains on credit default swaps of $24 million ($10 million after-tax and related compensation adjustments).

6        Royal Bank of Canada        First Quarter 2009

The losses within Capital Markets related primarily to our exposure to U.S. subprime collateralized debt obligations (CDOs) of asset-backed securities (ABS) and residential mortgage-backed securities (RMBS), and CDOs of certain corporate names, driven by continued deterioration of market prices for U.S. subprime and CDO assets, and increased unfavourable credit valuation adjustments on the fair value of our monoline exposure to MBIA Inc. (MBIA).

Total net unrealized losses on AFS securities in accumulated other comprehensive income (AOCI) increased $502 million to $2.3 billion in the first quarter, largely reflecting a rise in unrealized losses on U.S. mortgage-backed securities (MBS), auction rate securities (ARS) and corporate debt, due to the further widening of credit spreads and continued weakening of equity values. Management intends to hold these securities to maturity or until their values recover.

A credit valuation adjustment is a component of the fair value of a derivative that reflects the credit quality of the counterparty. As counterparty credit spreads widened and our net derivative-related credit exposure to our counterparties increased during the quarter, Capital Markets recognized an additional $306 million in unfavourable valuation adjustments, excluding monoline exposures. For further details, refer to the Credit risk section.

To determine the fair value adjustments on certain RBC debt designated as held-for-trading, we calculate the present value of the instruments based on the contractual cash flows over the term of the debt by using our effective funding rates at the beginning of the period and at the end of the period with the unrealized change in the present value recorded in net income. It is expected that gains resulting from the widening of our credit spreads will reverse in future periods when our credit spreads tighten or upon debt settlement. For further details, refer to Note 3 to our unaudited Interim Consolidated Financial Statements.

In our Capital Markets business we utilize credit derivatives known as credit default swaps (CDS) to economically hedge certain corporate accounts in our corporate lending portfolio. In the first quarter of 2009, we recognized a gain of $24 million on the CDS, as credit spreads have widened on certain corporate names we hedge.

Summary of market environment impacts – gains (losses)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2009	2008 (1)	2008
Gains (losses) on impacted portfolios
Held-for-trading
Capital Markets (2)	$(824)	$(605)	$(430)
Corporate Support	—	(41)	—
	(824)	(646)	(430)
Available-for-sale
Corporate Support	(139)	(113)	—
International Banking	(113)	(244)	—
	(252)	(357)	—
Total pre-tax and related compensation adjustments	$(1,076)	$(1,003)	$(430)
Compensation adjustments	275	200	132
Income tax recoveries	233	271	111
Total after-tax and compensation adjustments	$(568)	$(532)	$(187)
Gains (losses) related to credit spreads
Credit valuation adjustments on derivatives excluding monolines – Capital Markets	$(306)	$(96)	$(1)
Fair value adjustments on certain RBC debt held-for-trading
Capital Markets	60	220	104
Corporate Support	41	111	35
Credit default swaps – Capital Markets	24	264	67
Total pre-tax and related compensation adjustments	(181)	499	205
Compensation adjustments	73	(129)	(56)
Income tax recoveries	30	(139)	(54)
Total after-tax and compensation adjustments	$(78)	$231	$95
Total market environment net income impact	$(646)	$(301)	$(92)

(1)	We adopted the CICA Handbook reclassification amendments and reclassified certain financial assets out of the HFT category to the AFS category during the quarter ended October 31, 2008. For further information, refer to Note 3 to our unaudited Interim Consolidated Financial Statements.
(2)	The Municipal guaranteed investment contracts (GIC) and Other MBS and ARS portfolios were transferred to the AFS category in the fourth quarter of 2008. The residual HFT balances are not considered material and have been excluded from the reported value for January 31, 2009. If this balance included this amount, a gain of $30 million would have been reported for the Municipal GIC portfolio.

Royal Bank of Canada        First Quarter 2009        7

Held-for-trading impacts

U.S. subprime – hedged with MBIA

	As at January 31, 2009							Losses
	Underlying exposure		Cumulative decline in fair value	Protection from cash collateral (1)	Amount attributable to MBIA CDS	Credit valuation and other adjustments to MBIA CDS	Fair value of MBIA CDS	For the three months ended
(C$ millions)	Principal/ notional	Fair value						January 31 2009	October 31 2008	January 31 2008
Subprime RMBS	$1,315	$352
Subprime CDOs of ABS	1,248	6
Non-subprime (CDOs of corporate names)	3,300	2,431
Total	$5,863	$2,789	$3,074	$704	$2,370	$(1,122)	$1,248	$440	$248	$79

(1)	Notes payable has been written off to zero as an offset to the losses on the underlying assets.

Capital Markets losses of $440 million during the quarter resulted from declines in the fair value of CDS with monoline insurer MBIA Inc. that represent credit protection purchased to hedge our credit risk exposure to super-senior tranches of structured credit transactions, the fair value of the underlying assets and other parameter inputs. As noted in the table above, the credit protection with MBIA covers both subprime- and non-subprime related assets. For information on monoline insurance on other non-subprime assets, refer to the Financial Stability Forum disclosures section.

U.S. subprime – CDOs of ABS, RMBS, and other

	As at January 31, 2009		Losses
(C$ millions)	Principal/ notional	Fair value	For the three months ended
			January 31 2009	October 31 2008	January 31 2008
CDOs of ABS	$322	$46	$20
Other subprime RMBS, and other	1,009	(2)	338
Total	$1,331	$44	$358	$204	$209

Capital Markets incurred losses of $358 million primarily related to a trading portfolio containing CDOs of corporate credit default swaps. Due to adverse price movements in corporate CDOs and CDS, increased volatility in the U.S. dollar/Canadian dollar exchange rate and estimated cost of hedging the embedded risk in the transactions over the period to their maturity, the business was discontinued and a series of risk reduction trades and assignment of trades to a third party AA-rated financial institution was executed.

U.S. Insurance and Pension solutions

	As at January 31, 2009		Losses
(C$ millions)	Notional (1)	Fair value (1)	For the three months ended
			January 31 2009	October 31 2008	January 31 2008
Bank-owned life insurance stable value contracts	$9,778	$7,226	$26	$78	$–

(1)	Notional value represents the total amount of investment value protected under stable value contracts and is reported under stable value products in Note 15 of our unaudited Interim Consolidated Financial Statements. Fair value represents the current estimate of fair value of the investments referenced under the stable value contracts.

Our U.S. Insurance and Pension solutions business in Capital Markets provides stable value contracts on bank-owned life insurance (BOLI) policies purchased by banks on groups of eligible employees. The BOLI purchaser pays premiums to the insurance company, and the premiums are then invested in a portfolio of eligible assets. While the insurance is in place, the purchaser receives tax-exempt earnings linked to the performance of the underlying assets and also receives death benefits as they arise.

The stable value wraps provided by our U.S. Insurance and Pension solutions business reduce the volatility of the tax-free earnings stream received by purchasers of BOLI on the assets in their policy. If a purchaser were to surrender (terminate early) its BOLI policy, the terms of the stable value contract generally require us to make up the difference between the BOLI notional and fair value of the assets inside the policy. Following surrender, the purchaser would receive a payment from us, but also would be taxed on the surrender value, forfeit the tax-exempt income stream, and may be exposed to unhedged long-term tax deferred liabilities.

Our stable value contracts include protections that can reduce the amount of our payment obligation following surrender of a policy. For example, our payment obligation is reduced if losses are incurred when liquidating assets that have been leveraged inside a BOLI policy. Also, if the BOLI client does not meet predetermined capital levels for a period (generally one year) leading up to surrender of the policy, our payment obligation amortizes over 5 to 7.5 years with quarterly payments to the client. During this amortized period, the BOLI client would typically receive zero return on the BOLI and the return on the assets inside the policy would be used to reduce our payment obligation.

Capital Markets recognized losses of $26 million during the quarter, reflecting the change in the value of the assets underlying the investment portfolios of the policies. During the quarter, one BOLI policy was surrendered. The contract was settled at market value and RBC was not required to make a payment.

8        Royal Bank of Canada        First Quarter 2009

As at January 31, 2009, the notional value of our BOLI contracts was $9,778 million, of which $7,300 million of notional value ($6,326 million of fair value) is invested in unleveraged strategies with the underlying assets invested primarily in agency MBS and government securities.

The remaining $2,478 million of notional value ($900 million of fair value) relates to a single contract that is invested in both leveraged and un-leveraged strategies. We estimate that our payment obligation (net of provision) if this contract were surrendered on January 31, 2009 would be approximately $500 million after taking into account contractual protections.

Available-for-sale impacts

As at January 31, 2009, all AFS securities that had unrealized losses were assessed for other-than-temporary impairment. Securities where, based on management’s judgment, it was not probable that all principal and interest would be recovered were deemed to be other-than-temporarily impaired and written down to their fair value. This determination was based on consideration of several factors including: (i) the length of time and extent to which the fair value has been less than its amortized cost; (ii) the severity of the impairment; (iii) the cause of the impairment and the financial condition and near-term prospects of the issuer; and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value. In addition, securities for which management did not attest to hold until maturity or where in management’s opinion the value of the securities would not recover prior to its disposition were also deemed to be other-than-temporarily impaired and written down to their fair value. For further details, refer to Note 4 to our unaudited Interim Consolidated Financial Statements.

In assessing other-than-temporary impairment for complex debt instruments including U.S. MBS, we primarily used cash flow projection models to assess the probability that the amortized value would be recovered. These models incorporate actual and projected cash flows using a number of assumptions and inputs that are based on security-specific factors, including collateral, internal and external ratings, subordination and other market factors. In the case of U.S. MBS, the cash flows are estimated for each tranche of the respective security based upon the transaction structure, subordination and credit enhancements. The inputs are generally based on current market data provided by a third-party vendor including default, prepayment and recovery rates, the latter being largely dependent upon forecasted house prices. Management modifies these factors where the history is not considered to be indicative of future behaviour and/or there are model limitations. Specific adjustments were made to slow prepayments and increase the projected rate of defaults to reflect the expected impact of the current market environment on obligor behaviour.

Total RBC available-for-sale portfolio

	As at or for the three months ended
	January 31, 2009				October 31, 2008		January 31, 2008
(C$ millions)	Amortized cost (1)	Fair value (1)	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net unrealized gains (losses)	Net gains (losses) recognized in income
Government and agency	$26,353	$26,707	$354	$–	$88	$1	$218	$2
Mortgage-backed securities	4,203	3,259	(944)	(155)	(730)	(180)	(72)	–
Asset-backed securities	5,107	4,645	(462)	(15)	(396)	(25)	(54)	–
Corporate debt and other debt	15,200	14,747	(453)	(77)	(317)	(136)	(5)	(13)
Equities	3,686	3,028	(658)	(21)	(374)	(49)	(57)	(7)
Loan substitute securities	256	159	(97)	–	(29)	–	(10)	–
Total	$54,805	$52,545	$(2,260)	$(268)	$(1,758)	$(389)	$20	$(18)

(1)	Includes $192 million held-to-maturity securities.

The total fair value of the AFS portfolio increased $3.9 billion from the prior quarter to $52.5 billion, largely due to higher government-guaranteed Canadian RMBS and government debt balances in support of our securitization and Asset/Liability Management (ALM) activity, respectively. The buy back of ARS from certain of our Capital Markets and Wealth Management retail brokerage clients, as agreed with our U.S. regulators also contributed to the increase.

Net unrealized losses increased in the quarter by $502 million or 29% to $2.3 billion, largely reflecting a rise in unrealized losses on U.S. MBS, ARS and corporate debt, due to the further widening of credit spreads. Also contributing to the increase was the further decline in the value of Canadian bank shares we hold to economically hedge certain stock-based compensation programs. While their share prices are under pressure due to the current market conditions, these banks are well capitalized, continue to have access to the capital markets to raise common and preferred equity, continue to generate strong earnings and continue to pay dividends, and have an established history of share price recovery linked to economic conditions. Management believes that the unrealized losses on the above-mentioned securities as at January 31, 2009 are temporary in nature and intends to hold them until their value recovers or the security is redeemed or matures. These factors were partially offset by higher unrealized gains reflecting the favourable impact of the decrease in interest rates in the quarter, particularly on government debt holdings.

The net loss of $268 million recognized in the first quarter of 2009 ($252 million related to market environment impacts) included $206 million of losses due to impairment, primarily related to U.S. MBS and a number of private equity holdings, and $74 million of losses due to management not attesting to hold certain corporate debt securities to maturity. These losses were partially offset by net gains of $12 million.

Corporate Support recognized market environment related losses of $139 million. These losses primarily reflected the impairment of a number of U.S. MBS and losses on securities we intend to sell in order to manage our exposure to certain names.

As well, International Banking recognized $113 million of market environment related losses primarily due to the impairment of a number of U.S. MBS.

Royal Bank of Canada        First Quarter 2009        9

Total revenue

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2009	2008	2008
Interest income	$5,939	$6,268	$6,791
Interest expense	2,998	3,559	4,650
Net interest income	$2,941	$2,709	$2,141
Investments (1)	$1,067	$1,226	$1,141
Insurance (2)	1,346	111	841
Trading	(126)	(526)	262
Banking (3)	885	842	757
Underwriting and other advisory	199	253	216
Other (4)	629	454	289
Non-interest income	$4,000	$2,360	$3,506
Total revenue	$6,941	$5,069	$5,647
Additional information
Total trading revenue (5)
Net interest income – related to trading activities	$744	$468	$62
Non-interest income – trading revenue	(126)	(526)	262
Total	$618	$(58)	$324
Total trading revenue by product (5)
Interest rate and credit	$36	$(78)	$50
Equities	299	(197)	122
Foreign exchange and commodities	283	217	152
Total	$618	$(58)	$324

(1)	Includes securities brokerage commissions, investment management and custodial fees, and mutual funds.
(2)	Includes premiums, investment and fee income. Investment income includes the change in fair value of investments backing policyholder liabilities and is largely offset in insurance policyholder benefits, claims and acquisition expense (PBCAE).
(3)	Includes service charges, foreign exchange revenue other than trading, card service revenue and credit fees.
(4)	Includes other non-interest income, net gain (loss) on AFS securities (other-than-temporary impairment and realized gain/loss), fair value adjustments on certain RBC debt designated as held-for-trading, the change in fair value of certain derivatives related to economic hedges and securitization revenue.
(5)	Total trading revenue comprises trading-related revenue recorded in Net interest income and Non-interest income.

Q1 2009 vs. Q1 2008

Total revenue increased $1,294 million, or 23%, from a year ago, primarily due to higher trading results and insurance-related revenue. Higher securitization revenue and volume growth in our banking-related businesses, partly reflecting our acquisitions in the U.S. and Caribbean in 2008, and the favourable impact of the depreciation of the Canadian dollar on the translation of our U.S. dollar-denominated revenue also contributed to the increase. These factors were partially offset by the market environment impacts reflecting higher losses, increased unfavourable credit valuation adjustments on certain derivative contracts and lower gains on the fair value adjustments on certain RBC debt designated as held-for-trading. Spread compression in our banking-related businesses also partially offset the increase in revenue. For a detailed discussion regarding factors related to the market environment, refer to the Market environment impacts section.

Net interest income increased $800 million, or 37%, largely due to solid growth on certain trading positions discussed in the Total trading revenue section. Loan and deposit growth, partly reflecting our prior year acquisitions of RBTT Financial Group (RBTT) and Alabama National BanCorporation (ANB), also contributed to the increase. These factors were partially offset by spread compression reflecting declining interest rates in our banking-related businesses.

Investments-related revenue decreased $74 million, or 6%, mainly due to lower mutual fund distribution fees, lower fee-based revenue due to capital depreciation as a result of the general decline in asset valuations and lower transaction activity, amid the uncertainty in global capital markets.

Insurance-related revenue increased $505 million, or 60%, from the prior year, largely offset in policyholder benefits and claims. For a detailed discussion regarding our first quarter 2009 insurance revenue, refer to the Insurance segment section.

Trading revenue decreased $388 million from a year ago. Total trading revenue, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was $618 million, up $294 million, or 91%, from a year ago, largely due to higher trading results in foreign exchange, fixed income and equity derivative businesses, partially offset by higher losses in certain of our other fixed income businesses and increased unfavourable credit valuation adjustments on certain derivative contracts.

Banking revenue was up $128 million, or 17%, from a year ago, mainly due to a favourable adjustment to our credit card customer loyalty reward program liability and higher service fee revenue.

Underwriting and other advisory revenue decreased $17 million, or 8%, from a year ago, mainly due to weak equity origination and lower mergers and acquisitions (M&A) activities, partially offset by improved debt origination activity.

Other revenue was up $340 million primarily due to higher securitization revenue reflecting a higher than normal level of securitization activity of Canadian RMBS due to our participation in the new Insured Mortgage Purchase Program (IMPP) and higher gains on the change in fair value of certain derivatives related to economic hedges on our funding activities. These factors were partially offset by higher losses on AFS securities and lower gains on the fair value adjustments on certain RBC debt designated as held-for-trading, and lower gains on credit default swaps recorded at fair value used to economically hedge certain corporate accounts in our corporate lending portfolio. For more information on the IMPP, refer to the Off-balance sheet arrangements section.

10        Royal Bank of Canada        First Quarter 2009

Q1 2009 vs. Q4 2008

Total revenue increased $1,872 million, or 37%, from last quarter, primarily due to higher insurance-related revenue and higher trading results. Higher securitization revenue also contributed to the increase. These factors were partially offset by the market environment impacts, reflecting lower gains on the fair value adjustments on certain RBC debt designated as held-for-trading, increased unfavourable credit valuation adjustments on certain derivative contracts and higher losses, and lower investment-related revenue.

Net interest income increased $232 million, or 9%, largely due to solid growth on certain trading positions, partially offset by lower deposit spreads.

Investments-related revenue decreased $159 million, or 13%, mainly due to lower fee-based revenue impacted by capital depreciation, lower transaction activity and lower mutual fund distribution fees amid continued uncertainty in global capital markets.

Insurance-related revenue increased $1,235 million from the prior quarter, largely offset in policyholder benefits and claims. For a detailed discussion regarding our first quarter 2009 insurance revenue, refer to the Insurance segment section.

Trading revenue increased $400 million from last quarter. Total trading revenue of $618 million was up $676 million,

largely due to higher trading results in our equity derivatives, fixed income and foreign exchange trading businesses, partially offset by higher losses in certain of our other fixed income businesses and increased unfavourable credit valuation adjustments on certain derivative contracts resulting from the market environment.

Banking revenue was up $43 million, or 5%, compared to the prior quarter, mainly due to a favourable adjustment to our credit card customer loyalty reward program liability, partially offset by lower card transaction revenue.

Underwriting and other advisory revenue decreased $54 million, or 21%, from last quarter, mainly due to lower M&A and weak debt origination activities, partially offset by higher equity origination activity.

Other revenue was up $175 million, or 39%. The increase was primarily due to higher gains on the change in fair value of certain derivatives related to economic hedges on our funding activities, higher securitization revenue and lower losses on AFS securities. These factors were partially offset by lower gains on the fair value adjustments on certain RBC debt designated as held-for-trading and lower gains on credit default swaps recorded at fair value used to economically hedge certain corporate accounts in our corporate lending portfolio.

Provision for credit losses

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2009	2008	2008
Provision for credit losses	$747	$619	$293

Q1 2009 vs. Q1 2008

Total provision for credit losses increased $454 million compared to a year ago. The increase was largely attributable to higher impaired loans in our U.S. banking business, mainly in our residential builder finance and commercial loan portfolios, and an increase in our corporate and Canadian retail portfolios, reflecting credit deterioration due to recessionary conditions. The increase in the corporate portfolio largely reflected an amount related to a specific prime brokerage client. The increase in our provision for credit losses also reflected the unfavourable impact of the depreciation of the Canadian dollar compared to the U.S. dollar. The increase included a general provision of

$149 million, reflecting credit deterioration in our corporate portfolio, higher loss rates and volume growth within the Canadian retail lending portfolio. Higher provisions in the U.S. banking portfolio also contributed to the increase. For a detailed discussion, refer to the Credit risk section.

Q1 2009 vs. Q4 2008

Total provision for credit losses increased $128 million, or 21%, from the prior quarter. The increase reflected higher provisions for our wholesale and retail loan portfolios, largely due to an increase in the corporate portfolio, as previously mentioned, and Canadian retail portfolios.

Insurance policyholder benefits, claims and acquisition expense

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2009	2008	2008
Insurance policyholder benefits and claims	$922	$(230)	$472
Insurance policyholder acquisition expense	154	144	144
Insurance policyholder benefits, claims and acquisition expense	$1,076	$(86)	$616

Q1 2009 vs. Q1 2008

Insurance PBCAE increased $460 million, or 75%, from a year ago, which primarily reflected the change in fair value of investments backing our life and health policyholder liabilities, largely offset in revenue. Higher costs commensurate with business growth also contributed to the increase. For a detailed discussion, refer to the Insurance segment section.

Q1 2009 vs. Q4 2008

Insurance PBCAE increased $1,162 million from the prior quarter, which primarily reflected the change in fair value of investments. Higher costs commensurate with business growth and a lower level of favourable actuarial adjustments also contributed to the increase.

Royal Bank of Canada        First Quarter 2009        11

Non-interest expense

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2009	2008	2008
Salaries	$1,045	$1,064	$891
Variable compensation	867	625	766
Benefits and retention compensation	312	285	294
Stock-based compensation	66	(20)	41
Human resources	$2,290	$1,954	$1,992
Other expenses	1,332	1,035	1,128
Non-interest expense	$3,622	$2,989	$3,120

Q1 2009 vs. Q1 2008

Non-interest expense increased $502 million, or 16%, from a year ago, mainly reflecting increased costs in support of business growth, including our acquisition-related staff and occupancy costs, the unfavourable impact of the weaker Canadian dollar on the translation of our U.S. dollar-denominated expenses and higher variable compensation due to higher revenue. These factors were partially offset by the favourable resolution of a sales tax matter, lower pension costs and cost management.

Q1 2009 vs. Q4 2008

Non-interest expense increased $633 million, or 21%, from last quarter, largely reflecting the $542 million reduction in the Enron-related litigation provision in the prior quarter. The current quarter also reflected higher variable compensation due to higher revenue and the unfavourable impact of the weaker Canadian dollar on the translation of our U.S. dollar-denominated expenses, which was partially offset by cost management. For further details, refer to the Impact of U.S. dollar on our earnings section.

Income taxes

	For the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2009	2008	2008
Net income before income taxes	$1,496	$1,547	$1,618
Income taxes	438	428	343
Effective income tax rate (1)	29.3%	27.7%	21.2%

(1)	Income taxes as a percentage of net income before income taxes.

Q1 2009 vs. Q1 2008

Income tax expense increased $95 million, or 28%, from a year ago, despite lower earnings before income tax. The increase in the effective tax rate was mainly due to a larger portion of income reported by operations in jurisdictions with higher income tax rates in 2009 and a lower level of income from tax advantaged sources (Canadian taxable corporate dividends) which was partially offset by a reduction in statutory Canadian corporate income tax rates.

Q1 2009 vs. Q4 2008

Income tax expense increased $10 million, or 2%, from the prior quarter despite lower earnings before income taxes. The increase in the effective tax rate was mainly due to a larger portion of income in jurisdictions with higher income tax rates in 2009. This impact was partially offset by a reduction in statutory Canadian corporate income tax rates.

Accounting matters and controls

Critical accounting policies and estimates

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 to our 2008 Annual Consolidated Financial Statements. Our critical accounting policies and estimates are detailed on pages 35 to 39 of our 2008 Annual Report.

Goodwill impairment testing

During the current quarter, we determined that the continuing impact of the economic environment on our International Banking reporting unit in particular was an indicator that its goodwill should be tested for potential impairment. Another such indicator was the fact that RBC Bank (USA), which is a component of the International Banking reporting unit, is conducting its annual goodwill impairment testing and the preliminary results indicate that an impairment loss will likely be recorded in its stand-alone financial statements for the year ended December 31, 2008.

We conducted the first of a two-step process to determine whether goodwill is impaired, the results of which indicated that the $4.6 billion of goodwill assigned to our International Banking reporting unit may be impaired; consequently, we have commenced step two of the impairment assessment to determine the amount of the potential impairment loss, if any. As of the date of issuing our financial statements for the quarter ended January 31, 2009, we have been unable to advance step two of our testing to the point where we can reasonably estimate the impairment loss, if any, and thus have not recorded an amount in our financial statements for this quarter. The second step of our goodwill impairment testing will be completed during our second quarter ending April 30, 2009, with any impairment loss recorded in net income for that period. If an impairment loss is recorded, it may be material to our second quarter net income, although it would be a non-cash item. Furthermore, any potential impact will be an accounting adjustment only and will

12        Royal Bank of Canada        First Quarter 2009

not affect the ongoing operations of these businesses nor will it impact our Tier 1 capital or Total capital ratios. For further information, refer to Note 2 to our unaudited Interim Consolidated Financial Statements.

Accounting adjustments

During the quarter, we identified the following errors pertaining to prior periods: an under accrual of $90 million ($62 million after-tax) of our card points liability; a $63 million ($43 million after-tax) over capitalization of software development costs; and a $15 million understatement of income taxes. These errors are not material to the periods to which they relate. However, as correcting the errors in the current quarter would have materially distorted net income for the quarter, we have corrected them by decreasing opening retained earnings for the quarter ended January 31, 2007 by $120 million.

Changes in accounting policies or estimates

Goodwill and Intangible Assets

On November 1, 2008, we adopted Handbook section 3064, Goodwill and Intangible Assets (Section 3064), that was issued by the Canadian Institute of Chartered Accountants (CICA). Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. The CICA’s Emerging Issues Committee (EIC) Abstract No. 27, Revenues and Expenditures During the Pre-operating Period, is no longer applicable once Section 3064 has been adopted. As a result of adopting Section 3064, we have reclassified $805 million of software from Premises and equipment to Other intangibles on our Consolidated Balance Sheets and corresponding depreciation of $53 million from Non-interest expense – Equipment to Non-interest expense – Amortization of other intangibles on our Consolidated Statements of Income. Amounts for prior periods have also been reclassified. Refer to Note 1 to our unaudited Interim Consolidated Financial Statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January, 2009, the EIC issued Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC-173). EIC-173 requires an entity to take into account its own credit risk and that of the relevant counterparty(s) when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC, which was effective for us on November 1, 2008, had no impact on our financial position or results of operations because we had been incorporating the aforementioned credit risks into our valuation methodology before the EIC was issued.

Future adoption of International Financial Reporting Standards

We will begin reporting our financial statements in accordance with International Financial Reporting Standards (IFRS) on November 1, 2011, including comparative results, pursuant to the decision made by the CICA. We have implemented a comprehensive enterprise- wide program to manage the transition to IFRS. This program focuses on the key impact areas including financial reporting, systems and processes, communications and training.

We have completed a thorough organization diagnostic of the scope and complexity of the IFRS conversion as a result of which we have:

•	identified the significant differences between IFRS and Canadian GAAP;
•	initiated a series of internal education and awareness seminars;
•	assessed the impact of the conversion on business portfolios, processes, systems and policies; and
•	established a program, including the launch of various projects, which maps existing processes to the new standards.

During our transition, we will monitor ongoing changes to IFRS and adjust our transition plans accordingly. Our transition status is currently on track with our implementation schedule.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended January 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2008. For further information, refer to Note 27 of our 2008 Annual Report.

Royal Bank of Canada        First Quarter 2009        13

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality and general economic and market conditions. For further details, refer to page 52 of our 2008 Annual Report.

The following table summarizes our results for the eight most recently completed quarters.

	2009	2008				2007
(C$ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net interest income	$2,941	$2,709	$2,301	$2,209	$2,141	$1,998	$1,965	$1,889
Non-interest income	4,000	2,360	3,611	2,745	3,506	3,617	3,515	3,780
Total revenue	$6,941	$5,069	$5,912	$4,954	$5,647	$5,615	$5,480	$5,669
Provision for credit losses	747	619	334	349	293	263	178	188
Non-interest expense	3,622	2,989	3,272	2,970	3,120	3,093	3,165	3,148
Insurance policyholder benefits, claims and acquisition expense	1,076	(86)	553	548	616	637	343	677
Net income before income taxes and non-controlling interest in subsidiaries	$1,496	$1,547	$1,753	$1,087	$1,618	$1,622	$1,794	$1,656
Income taxes	438	428	442	156	343	255	349	353
Non-controlling interest in net income of subsidiaries	5	(1)	49	3	30	43	50	24
Net income	$1,053	$1,120	$1,262	$928	$1,245	$1,324	$1,395	$1,279
Earnings per share – basic	$.74	$.82	$.93	$.70	$.96	$1.02	$1.07	$.99
– diluted	$.73	$.81	$.92	$.70	$.95	$1.01	$1.06	$.98
Effective tax rate (1)	29.3%	27.7%	25.2%	14.4%	21.2%	15.7%	19.5%	21.3%
Period average US$ equivalent of C$1.00 (2)	$.815	$.901	$.988	$.994	$1.002	$1.001	$.937	$.874
Period-end US$ equivalent of C$1.00	.815	.830	.977	.993	.996	1.059	.937	.901

(1)	Income taxes as a percentage of net income before income taxes.
(2)	Average amounts are calculated using month-end spot rates for the period.

Overview and consolidated results

Over the last eight quarters, our results were affected by a number of favourable and unfavourable items or events.

•

Our results in the past six quarters have been adversely impacted by losses due to the market environment and increased unfavourable credit valuation adjustments on certain derivative contracts, partly offset by the reduction in income taxes, compensation adjustments and the gain on the fair value adjustments on certain RBC debt designated as held-for-trading.

•

In the first quarter of 2009, we recorded a general provision of $149 million and increased securitization gains due to our participation in the IMPP. Refer to the Off-balance sheet arrangements section for further information.

•	In the fourth quarter of 2008, we recorded a reduction of the $542 million Enron-related litigation provision and a general provision of $145 million.
•

Our fourth quarter 2007 results included a positive gain related to the Visa Inc. restructuring ($326 million) and a charge related to our credit card customer loyalty reward program liability ($121 million).

•	Our results over the last eight quarters were impacted by the acquisition of certain businesses.

Trend analysis

Our consolidated net income has been generally stable over the last eight quarters, reflecting sustained performance across most of our businesses, despite losses attributable to market environment impacts over the last several quarters. Our results have been impacted by continued market and accounting volatility. Revenue has generally trended upward as trading results in certain of our Capital Markets businesses and investment portfolios in Insurance have generally benefitted from the market volatility. The favourable impact of the weaker Canadian dollar on the translation of U.S. dollar-denominated revenue during the last four quarters also contributed to the upward trend. Revenue also reflects the inclusion of our acquisitions and solid volume growth in Canadian Banking. Some quarters were more significantly impacted by the market environment and accounting volatility, partially reducing revenue growth through losses attributable to market environment impacts, reduced fee-based revenue and continued spread compression, primarily driven by lower interest rates, deposit mix and competitive pricing.

Provision for credit losses has generally trended higher over the last eight quarters. Portfolio growth and higher impairments, due primarily to the U.S. housing market, corporate loan portfolios, and more recently, the credit quality deterioration in our credit card and business loan portfolios, continue to drive the trend upwards. In recent quarters, portfolio growth and credit deterioration of Canadian portfolios, as well as the impact of the depreciation of the Canadian dollar compared to the U.S. dollar have also contributed to the increase.

Non-interest expense generally increased over the period, primarily reflecting recent acquisitions and higher spending in support of our growth initiatives, and infrastructure costs. Our expenses were also generally impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate during the period. The large decrease in the fourth quarter of 2008 was due to the reduction in the Enron-related litigation provision.

14        Royal Bank of Canada        First Quarter 2009

Insurance PBCAE has fluctuated considerably over the period. Although underlying business growth has generally increased PBCAE, there can be significant quarterly volatility, resulting from the change in fair value of investments backing our life and health policyholder liabilities, claims experience and actuarial liability adjustments.

Our effective income tax rate has generally trended higher over the last eight quarters reflecting a larger portion of income reported by operations in jurisdictions with higher income tax rates and a lower level of income from tax advantaged sources (Canadian taxable corporate dividends). These factors were partially offset during the last six quarters by losses attributable to market environment impacts which were recorded at higher income tax rates, and a reduction in statutory Canadian corporate income tax rates.

Business segment results

The following section provides an overview of how we measure the performance of and report the results of our business segments.

Periodically, certain businesses and/or subsidiaries are transferred between segments to align more closely with our organizational structure and strategic priorities. Where these transfers are deemed material, comparative amounts are restated.

How we measure and report our business segments

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflect the way our business segments are managed. This approach is intended to ensure that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views those results.

The key methodologies and assumptions used in our management reporting framework remain unchanged from 2008 are outlined in the How we measure and report our business segments section of our 2008 Annual Report. Management periodically reviews these key methodologies and assumptions to ensure that they remain valid.

Changes made in the first quarter of 2009

The following highlights the key changes we made to our management reporting framework and significant changes to our business segments during the first quarter of 2009. Unless otherwise specifically stated, comparative amounts have been revised and did not have an impact on our consolidated results.

Effective the first quarter of 2009, we realigned Capital Markets into two main businesses, Capital Markets Sales and Trading, and Corporate and Investment Banking. The Capital Markets Sales and Trading business brings together our agency sales capabilities and is our centre for trading equity, fixed income, foreign exchange and commodity products as well as conducting our proprietary trading businesses. Corporate and Investment Banking provides a complete suite of advisory services to clients from origination, structuring and advising to distribution, and manages our private equity, conduits and securitization business. It also includes our Global Credit business, Global Financial Institutions business and Research business, which offers economic and securities research products to institutional and retail clients globally.

Key performance and non-GAAP measures

Return on equity and Return on risk capital

We measure and evaluate the performance of our consolidated results and each business segment using a number of financial metrics such as net income, Return on equity (ROE) and Return on risk capital (RORC). We use ROE and RORC, at both the consolidated and segment levels, as measures of return on total capital invested in our businesses. RORC does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details refer to the Key performance and non-GAAP measures section of our 2008 Annual Report.

The following table provides a summary of the ROE and RORC calculations.

	For the three months ended							For the three months ended
				January 31 2009				October 31 2008	January 31 2008
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$686	$122	$110	$(156)	$214	$36	$1,012	$1,093	$1,221
Average risk capital (2)	$5,250	$1,150	$1,150	$3,050	$7,050	$1,050	$18,700	$16,500	$13,650
add: Under/(over) attribution of capital	–	–	–	–	–	(1,850)	(1,850)	(50)	3,500
Goodwill and intangible capital (3)	1,750	2,800	150	5,500	1,050	950	12,200	10,550	5,450
Average equity (4)	$7,000	$3,950	$1,300	$8,550	$8,100	$150	$29,050	$27,000	$22,600
Return on equity (ROE)	38.9%	12.3%	33.7%	(7.3)%	10.4%	96.5%	13.8%	16.1%	21.5%
Return on risk capital (RORC)	51.8%	41.8%	38.3%	(20.3)%	12.0%	n.m.	21.5%	26.3%	35.6%

(1)	Average risk capital, Goodwill and intangible capital, and Average equity represent rounded figures. These amounts are calculated using methods intended to approximate the average of the daily balances for the period. ROE and RORC measures are based on actual balances before rounding.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational and Business and fixed assets risk capital. For further details, refer to the Capital management section.
(3)	In the first quarter of 2009, Corporate Support includes average software intangible assets as a result of adopting CICA Handbook Section 3064. For further details, refer to the Accounting matters and controls section.
(4)	The amounts for the segments are referred to as attributed capital or Economic Capital.
n.m.	not meaningful

Royal Bank of Canada        First Quarter 2009        15

Canadian Banking

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2009	2008	2008
Net interest income	$1,718	$1,701	$1,687
Non-interest income	747	748	721
Total revenue	$2,465	$2,449	$2,408
Provision for credit losses	$270	$225	$214
Non-interest expense	1,176	1,220	1,196
Net income before income taxes and non-controlling interest in subsidiaries	$1,019	$1,004	$998
Net income	$696	$676	$673
Revenue by business
Personal Financial Services	$1,296	$1,323	$1,333
Business Financial Services	615	630	620
Cards and Payment Solutions	554	496	455
Selected average balances and other information
Return on equity (1)	38.9%	37.7%	38.5%
Return on risk capital (1)	51.8%	50.8%	54.1%
Net interest margin (2), (3)	2.81%	2.89%	3.08%
Specific PCL as a percentage of average net loans and acceptances	.44%	.38%	.39%
Operating leverage (4)	4.0%	(4.4)%	4.1%
Total earning assets (3), (5)	$242,300	$234,200	$218,100
Loans and acceptances (3), (5)	242,000	235,500	215,800
Deposits	168,700	159,400	152,900
Assets under administration	113,800	109,500	115,600

(1)	Return on equity (ROE) is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and Return on risk capital (RORC), refer to the Key performance and non-GAAP measures section.
(2)	NIM is calculated as Net interest income divided by Average total earning assets.
(3)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	Defined as the difference between revenue growth rate and non-interest expense growth rate.
(5)	Total earning assets, and Loans and acceptances include average securitized residential mortgages and credit cards loans for the three months ended January 31, 2009, of $33 billion and $4 billion, respectively (October 31, 2008 – $22 billion and $4 billion; January 31, 2008 – $20 billion and $4 billion).

Q1 2009 vs. Q1 2008

Net income increased $23 million, or 3%, compared to the prior year, reflecting volume growth across all businesses, a favourable adjustment to our credit card customer loyalty reward program liability and an overall focus on cost management. These factors were largely offset by spread compression, higher provision for credit losses and lower mutual fund distribution fees.

Total revenue increased $57 million, or 2%, compared to the prior year.

Personal Financial Services revenue was down $37 million, or 3%, primarily reflecting spread compression, as lower interest rates and competitive pressures negatively impacted deposit spreads, and lower mutual fund distribution fees due to capital depreciation amid continuing uncertainty in global capital markets. These factors were partially offset by strong volume growth in personal deposit products and home equity, higher lending spreads and higher service fee revenue.

Business Financial Services revenue of $615 million was essentially flat, as lower deposit spreads were largely offset by strong volume growth in business deposits and loans, and higher lending spreads.

Cards and Payment Solutions revenue was up $99 million, or 22%, largely due to a favourable adjustment of $52 million ($36 million after-tax) related to our credit card customer loyalty reward program liability, reflecting favourable assumption changes on the cost of the program. Higher spreads and volume growth in balances and transactional volumes also contributed to the increase.

Net interest margin decreased 27 bps compared to the prior year, reflecting sharply lower interest rates, the impact of changes in retail product mix and continued competitive pressures.

Provision for credit losses increased $56 million, or 26%, reflecting higher loss rates and portfolio growth. Higher loss rates in our credit cards, personal loans and business loans portfolios reflected credit deterioration resulting from higher bankruptcies, impaired loans and write-offs due to recessionary conditions. For further details, refer to the Credit risk section.

Non-interest expense decreased $20 million, or 2%, compared to the prior year, reflecting the favourable resolution of a sales tax matter and lower sundry losses and pension costs. These factors were partially offset by higher sales and service expenses in support of our retail banking business growth.

16        Royal Bank of Canada        First Quarter 2009

Q1 2009 vs. Q4 2008

Net income increased $20 million, or 3%, from the prior quarter, reflecting a favourable adjustment to our credit card customer loyalty reward program liability, volume growth and an overall focus on cost management. These factors were partially offset by higher provision for credit losses and spread compression.

Total revenue increased $16 million compared to the prior quarter, reflecting the favourable adjustment noted above, and volume growth across most products. These factors were partially offset by spread compression, lower mutual fund distribution fees and lower card transaction revenue.

Net interest margin decreased 8 bps compared to last quarter, mainly reflecting the impact of changes in retail product mix and continued competitive pressures.

Provision for credit losses increased $45 million, or 20%, primarily reflecting higher loss rates and portfolio growth in all businesses.

Non-interest expense was down $44 million, or 4%, compared to the prior quarter, primarily reflecting lower seasonal marketing costs, the favourable resolution of a sales tax matter and lower professional fees, partially offset by higher occupancy costs.

Wealth Management

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2009	2008	2008
Net interest income	$128	$133	$112
Non-interest income
Fee-based revenue	539	596	539
Transactional and other revenue	330	296	302
Total revenue	$997	$1,025	$953
Non-interest expense	$827	$860	$688
Net income before income taxes and non-controlling interest in subsidiaries	$170	$165	$265
Net income	$128	$116	$181
Revenue by business
Canadian Wealth Management	$335	$369	$363
U.S. & International Wealth Management	512	483	445
U.S. & International Wealth Management (US$ millions)	417	434	445
Global Asset Management	150	173	145
Selected other information
Return on equity (1)	12.3%	12.3%	35.5%
Return on risk capital (1)	41.8%	42.8%	76.7%
Pre-tax margin (2)	17.1%	16.1%	27.8%
Number of advisors (3)	4,363	4,346	3,822
Assets under administration	$464,600	$495,100	$484,700
Assets under administration – U.S. & International Wealth Management (US$ millions)	254,600	277,600	306,300
Assets under management	221,100	222,600	164,700

	For the three months ended
Impact of US$ translation on selected items	Q1 2009 vs. Q4 2008	Q1 2009 vs. Q1 2008
Increased (decreased) total revenue	$41	$77
Increased (decreased) non-interest expense	37	71
Increased (decreased) net income	4	7
Percentage change in average US$ equivalent of C$1.00 (4)	(10)%	(19)%

(1)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(2)	Pre-tax margin is defined as net income before income taxes and non-controlling interest in subsidiaries divided by total revenue.
(3)	Includes client-facing advisors across all our wealth management businesses.
(4)	Average amounts are calculated using month-end spot rates for the period.

Q1 2009 vs. Q1 2008

Net income decreased $53 million, or 29%, from a year ago, mainly due to lower fee-based client assets and lower transactional volumes amid continued uncertainty in global capital markets. These factors were partially offset by lower variable compensation due to lower commission-based revenue.

Total revenue increased $44 million, or 5%, from a year ago. Transactional and other revenue increased as the favourable impact of the weaker Canadian dollar on the translation of U.S. dollar-denominated revenue and the inclusion of transactional revenue from our prior year FBW acquisition were partially offset by lower transactional volumes. Fee-based revenue was flat, as the favourable impact of the weaker Canadian dollar on the translation of U.S. dollar-denominated revenue and the inclusion of fee-based revenue from our prior year PH&N acquisition were largely offset by lower fee-based client assets due to capital depreciation as a result of the general decline in asset valuations.

Canadian Wealth Management revenue decreased $28 million, or 8%, largely as a result of lower fee-based client assets resulting from capital depreciation, which was partially offset by the inclusion of our acquisition of PH&N’s private counsel business. Lower transactional volumes also contributed to the decrease in revenue.

Royal Bank of Canada        First Quarter 2009        17

U.S. & International Wealth Management revenue increased $67 million, or 15%. In U.S. dollars, revenue decreased $28 million, or 6%, largely due to lower fee-based client assets resulting from capital depreciation. Lower transactional volumes were largely offset by the inclusion of transactional revenue from our FBW acquisition. These factors were partially offset by higher spreads and increased loan and deposit balances in our international wealth management business.

Global Asset Management revenue increased $5 million, or 3%, largely driven by growth in fee-based client assets reflecting the inclusion of assets under management from our acquisition of PH&N’s asset management business, which was partially offset by capital depreciation. Solid net fund sales also contributed to the increase.

Non-interest expense increased $139 million, or 20%, largely reflecting increased costs in support of business growth, including our acquisition-related staff and occupancy costs and the unfavourable impact of the weaker Canadian dollar on the translation of our U.S. dollar-denominated expenses. These factors were partially offset by lower variable compensation due to lower commission-based revenue.

Q1 2009 vs. Q4 2008

Net income increased $12 million, or 10%, from last quarter largely due to the unfavourable impact of items related to the

Reserve Primary Fund and auction rate securities from the prior quarter as noted below. The current quarter also reflected lower fee-based client assets and lower transactional volumes.

Total revenue decreased by $28 million, or 3%, mainly reflecting lower fee-based revenue from capital depreciation of client assets and lower transactional volumes amid continued uncertainty in global capital markets. These factors were partially offset by the favourable impact resulting from the change in the fair value of securities held in our stock-compensation plan and the impact of the weaker Canadian dollar on the translation of our U.S. dollar-denominated revenue.

Non-interest expense decreased $33 million, or 4%. The prior quarter was unfavourably impacted by expenses related to our support agreement for clients of FBW invested in the Reserve Primary Fund and the settlement with U.S. regulators relating to auction rate securities. The current quarter reflects lower variable compensation due to lower commission-based revenue, more than offset by the unfavourable impact resulting from the change in the fair value of our earned compensation liability related to our stock-based compensation plan and the unfavourable impact of the weaker Canadian dollar on the translation of our U.S. dollar-denominated expenses.

Insurance

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2009	2008	2008
Non-interest income
Net earned premiums	$800	$752	$662
Investment income (1)	488	(697)	127
Fee income	58	56	51
Total revenue	$1,346	$111	$840
Insurance policyholder benefits claims and acquisition expense	$1,076	$(86)	$616
Non-interest expense	141	154	135
Net income before income taxes and non-controlling interest in subsidiaries	$129	$43	$89
Net income	$112	$59	$89
Revenue by business
Reinsurance & Other	$302	$289	$218
Canadian Life and Health	542	(197)	300
Property & Casualty	176	138	161
U.S. Life	326	(119)	161
Selected average balances and other information
Return on equity (2)	33.7%	20.1%	31.7%
Return on risk capital (2)	38.3%	23.0%	36.0%
Premiums and deposits (3)	$1,080	$1,004	$945
Fair value changes on investments backing policyholder liabilities (1)	341	(748)	10

(1)	Investment income can experience volatility arising from quarterly fluctuation in the fair value of held-for-trading assets. The investments which support actuarial liabilities are predominantly designated as held-for-trading, and consequently changes in fair values of these assets are recorded in investment income in the consolidated statements of income. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities.
(2)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(3)	Premiums and deposits include premiums on risk-based insurance and annuity products, and deposits on individual and group segregated fund deposits, consistent with insurance industry practices.

Q1 2009 vs. Q1 2008

Net income increased $23 million, or 26%, over last year, largely reflecting improved Canadian life and health policyholder experience and lower allocated funding costs on capital, partially offset by a lower level of favourable actuarial adjustments.

Total revenue increased $506 million, or 60%, over last year. The increase was largely due to the change in fair value of investments backing our life and health policyholder liabilities, largely offset in policyholder benefits, claims and acquisition expense (PBCAE).

Reinsurance & Other revenue increased $84 million, or 39%, primarily due to growth in our European and other life retrocession businesses, as well as the impact of a U.K. annuity reinsurance agreement, entered into in the third quarter of 2008.

18        Royal Bank of Canada        First Quarter 2009

Canadian Life and Health revenue increased $242 million, or 81%, mainly due to the change in fair value of investments. Investment gains on disposals, growth in our universal life business and lower allocated funding costs on capital also contributed to the increase. These factors were partially offset by investment losses attributable to the impact from equity market declines.

Property & Casualty revenue was up $15 million, or 9%, compared to the prior year, largely reflecting sales growth in home and auto, partially offset by lower travel sales due to a slowdown in the overall travel industry.

U.S. Life revenue was up $165 million from the prior year. In U.S. dollars, revenue increased $104 million, or 65%, mainly due to the change in fair value of investments and higher annuity sales. The increase was partially offset by the impact of investment losses due to impairments in the current quarter.

PBCAE increased $460 million, or 75%, over last year, primarily reflecting the change in fair value of investments and higher costs commensurate with business growth. The unfavourable impact of the depreciation of the Canadian dollar on the translation of our U.S. dollar-denominated liabilities and a lower level of favourable actuarial adjustments, reflecting management actions and assumption changes, also contributed to the increase. These factors were partially offset by favourable Canadian life and health policyholder experience.

Non-interest expense was up $6 million, or 4%, from a year ago, primarily reflecting the impact of the depreciation of the

Canadian dollar and higher costs commensurate with business growth, partially offset by lower project costs.

Q1 2009 vs. Q4 2008

Net income of $112 million increased by $53 million, reflecting lower losses on investments and equity market declines compared to the prior quarter. These factors were partially offset by a lower level of favourable actuarial adjustments and higher auto claims expense.

Total revenue increased $1,235 million over last quarter, mainly due to the change in fair value of investments as well as the lower level of losses on investments and equity market declines this quarter. Business growth in our life businesses, the favourable impact of the depreciation of the Canadian dollar and higher seasonal travel revenue also contributed to the increase.

PBCAE increased $1,162 million over last quarter, primarily reflecting the change in fair value of investments. Higher costs commensurate with business growth, a lower level of favourable actuarial adjustments and the unfavourable impact of the depreciation of the Canadian dollar on the translation of our U.S. dollar-denominated liabilities also contributed to the increase.

Non-interest expense was down $13 million, or 8%, reflecting lower marketing and project costs, as well as the impact of an overall focus on cost management.

International Banking

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2009	2008	2008
Net interest income	$452	$437	$248
Non-interest income	115	35	237
Total revenue	$567	$472	$485
Provision for credit losses	$200	$198	$71
Non-interest expense	595	585	378
Net (loss) income before income taxes and non-controlling interest in subsidiaries	$(228)	$(311)	$36
Net (loss) income	$(144)	$(206)	$31
Revenue by business
Banking (1)	$374	$281	$275
RBC Dexia IS (1)	193	191	210
Selected average balances and other information (2)
Return on equity (3)	(7.3)%	(11.4)%	3.5%
Return on risk capital (3)	(20.3)%	(34.9)%	6.4%
Specific PCL as a percentage of average net loans and acceptances	2.12%	2.32%	1.35%
Loans and acceptances	$37,400	$33,900	$21,000
Deposits	54,300	51,800	35,200
Assets under administration – RBC (4)	10,600	11,200	–
– RBC Dexia IS (5)	2,131,400	2,585,000	2,922,000
Assets under management – RBC (4)	3,700	3,900	–

	For the three months ended
Impact of US$ and Euro translation on selected items	Q1 2009 vs. Q4 2008	Q1 2009 vs. Q1 2008
Increased (decreased) total revenue	$36	$52
Increased (decreased) non-interest expense	33	64
Increased (decreased) net income	(12)	(35)
Percentage change in average US$ equivalent of C$1.00 (6)	(10)%	(19)%
Percentage change in average Euro equivalent of C$1.00 (6)	(5)%	(9)%

(1)	RBC Dexia IS and RBTT results are reported on a one-month lag.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(4)	AUA – RBC and AUM – RBC represent the AUA and AUM, respectively, of RBTT reported on a one-month lag.
(5)	AUA – RBC Dexia IS represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(6)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada        First Quarter 2009        19

Q1 2009 vs. Q1 2008

Net loss of $144 million compares to net income of $31 million a year ago. The decrease in earnings was mainly attributable to losses on our investment portfolios and higher provision for credit losses in U.S. banking.

Total revenue increased $82 million, or 17%, compared to the prior year.

Banking revenue was up $99 million, or 36%, from the previous year. In U.S. dollars, Banking revenue increased $30 million, or 11%, reflecting loan and deposit growth of 58% and 59%, respectively, largely driven by our prior year acquisitions of RBTT and ANB. This was partially offset by losses of US$92 million on our investment portfolios, predominantly in U.S. banking, spread compression due to declining interest rates, and an increase in non-accrual loans. For a detailed discussion regarding our losses, refer to the Market environment impacts section.

RBC Dexia IS revenue decreased $17 million, or 8%, compared to the prior year. The decrease was primarily attributable to reduced fee-based revenue due to lower assets under administration, reflecting capital depreciation as a result of continued volatility in global capital markets, net redemptions and lower transaction volumes. These factors were partially offset by higher spreads on client cash deposits.

Provision for credit losses was $200 million, up $129 million from last year. The increase, predominantly in U.S. banking, was largely due to higher impaired loans in our U.S. residential builder finance, commercial and retail portfolios, reflecting the deepening recession and declining housing market in the U.S., and the addition of our ANB acquisition. The unfavourable impact of the depreciation of the Canadian dollar on the translation of our U.S. dollar-denominated provision for credit losses also contributed to the increase. For further details on our provision for credit losses and U.S. banking loan portfolios, refer to the Credit risk section.

Non-interest expense was up $217 million, or 57%, over the prior year, mainly reflecting higher staff and occupancy costs related to our RBTT and ANB acquisitions and the unfavourable impact of the depreciation of the Canadian dollar on the translation of our U.S. dollar-denominated expenses.

Q1 2009 vs. Q4 2008

Net loss of $144 million compares to net loss of $206 million in the prior quarter, mainly reflecting lower losses on our investment portfolios in U.S. banking.

Total revenue increased $95 million, or 20%, compared to last quarter. The increase primarily reflected the lower losses on our investment portfolios and the favourable impact of the weaker Canadian dollar on the translation of our U.S. dollar-denominated revenue, partially offset by further spread compression in U.S. banking due to declining interest rates. An increase in non-accrual loans and lower fee-based revenue at RBC Dexia IS also partially offset the increase in revenue.

Provision for credit losses was essentially unchanged from the previous quarter. In U.S. banking, lower provisions related to our U.S. residential builder finance portfolio were largely offset by higher provisions related to our commercial loan portfolio.

Non-interest expense was up $10 million, or 2%, over last quarter, reflecting the unfavourable impact of the weaker Canadian dollar on the translation of our U.S. dollar-denominated expenses, which more than offset the reduction in staff costs.

20        Royal Bank of Canada        First Quarter 2009

Capital Markets

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2009	2008	2008
Net interest income (1)	$922	$648	$318
Non-interest income	487	542	814
Total revenue (1)	$1,409	$1,190	$1,132
Provision for credit losses	$160	$77	$28
Non-interest expense	891	124	734
Net income before income taxes and non-controlling interest in subsidiaries (1)	$358	$989	$370
Net income	$225	$584	$304
Revenue by business
Capital Markets Sales and Trading	$886	$470	$646
Corporate and Investment Banking	523	720	486
Selected average balances and other information (2)
Return on equity (3)	10.4%	34.6%	23.9%
Return on risk capital (3)	12.0%	40.5%	29.1%
Trading securities	$122,800	$133,600	$144,800
Specific PCL as a percentage of average net loans and acceptances	1.37%	.73%	.30%
Loans and acceptances	$46,200	$41,900	$36,600
Deposits	132,700	135,000	127,300

	For the three months ended
Impact of US$ and British pound translation on selected items	Q1 2009 vs. Q4 2008	Q1 2009 vs. Q1 2008
Increased (decreased) total revenue	$(54)	$2
Increased (decreased) non-interest expense	33	74
Increased (decreased) net income	(52)	(43)
Percentage change in average US$ equivalent of C$1.00 (4)	(10)%	(19)%
Percentage change in average British pound equivalent of C$1.00 (4)	6%	10%

(1)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section in our 2008 Annual Report.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(4)	Average amounts are calculated using month-end spot rates for the period.

Q1 2009 vs. Q1 2008

Net income decreased $79 million, or 26%, from a year ago, primarily due to higher losses and increased unfavourable credit valuation adjustments on certain derivative contracts resulting from the market environment as described in the Market environment impacts section. Higher provision for credit losses, increased non-interest expense and a higher effective tax rate also contributed to the decrease. The sharp depreciation of the Canadian dollar against mainly the U.S. dollar also had an unfavourable effect on net income. These factors were largely offset by higher revenue generation across several businesses.

Total revenue was up $277 million, or 24%, compared to the prior year.

Capital Markets Sales and Trading revenue increased $240 million, or 37%, largely due to higher trading results in our foreign exchange, fixed income and equity derivatives businesses, partially offset by higher losses in certain of our other fixed income businesses, increased unfavourable credit valuation adjustments on certain derivative contracts and lower gains on fair value adjustments on certain RBC debt designated as held-for-trading resulting from the market environment.

Corporate and Investment Banking revenue was up $37 million, or 8%, compared to a year ago. The increase was largely due to higher results in our lending and securitization businesses and improved debt origination activity, partially offset by lower gains on credit default swaps recorded at fair value used to economically hedge certain corporate accounts in our corporate lending portfolio.

Provision for credit losses of $160 million compares to $28 million in the prior year. The increase was largely related to a specific prime brokerage client. For further details, refer to the Credit risk section.

Non-interest expense increased $157 million, or 21%, from a year ago, largely due to increased variable compensation due to higher revenue and the unfavourable impact from the depreciation of the Canadian dollar on the translation of our U.S. dollar-denominated expenses.

Q1 2009 vs. Q4 2008

Net income decreased $359 million, or 61%, from last quarter, as the prior quarter was favourably impacted by the reduction of the Enron-related litigation provision of $542 million ($252 million after-tax and related compensation adjustments). Higher losses and increased unfavourable credit valuation adjustments on certain derivative contracts resulting from the market environment, increased variable compensation and higher provision for credit losses also contributed to the decrease. These factors were partially offset by higher revenue generation across several businesses.

Total revenue was up $219 million, or 18%, compared to the prior quarter, primarily due to higher trading results in our equity derivatives, fixed income and foreign exchange trading businesses, along with higher equity origination and securitization activity. These factors were partially offset by higher losses in certain of our other fixed income businesses, increased unfavourable credit valuation adjustments on certain derivative contracts and lower gains on the fair value adjustments on certain RBC debt designated as held-for-trading. Lower gains on credit default swaps recorded at fair value used to economically hedge certain corporate accounts in our corporate lending portfolio and lower M&A activity also partially offset the increase in revenue.

Provision for credit losses of $160 million compares to $77 million in the previous quarter. The increase was largely related to a specific prime brokerage client.

Non-interest expense increased $767 million compared to the prior quarter, largely due to the reduction of the Enron- related litigation provision in the prior quarter. Increased variable compensation due to higher revenue also contributed to the increase.

Royal Bank of Canada        First Quarter 2009        21

Corporate Support

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a year-over-year trend analysis is not relevant. The following identifies the significant items affecting the reported results in each period. Results in

Corporate Support have been significantly impacted through continued global capital market volatility amid economic uncertainty.

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions)	2009	2008	2008
Net interest income (1)	$(279)	$(210)	$(224)
Non-interest income	436	32	53
Total revenue (1)	$157	$(178)	$(171)
Provision for (recovery of) credit losses	$117	$119	$(20)
Non-interest expense	(8)	46	(11)
Net income (loss) before income taxes and non-controlling interest in subsidiaries (1)	$48	$(343)	$(140)
Net income (loss)	$36	$(109)	$(33)
Securitization
Total securitizations sold and outstanding (2)	$25,429	$15,196	$17,574
New securitization activity in the period (3)	7,025	1,877	600

(1)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section of our 2008 Annual Report. These amounts included the elimination of adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount for the three months ended January 31, 2009 was $60 million (October 31, 2008 – $102 million; January 31, 2008 – $132 million).
(2)	Total securitizations sold and outstanding comprises credit card loans and Canadian residential mortgages.
(3)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the period. For further details, refer to Note 6 of our unaudited interim Consolidated Financial Statements. This amount does not include Canadian residential mortgage and commercial mortgage securitization activity of Capital Markets.

Q1 2009

Net income of $36 million included securitization gains, net of economic hedging activities of $267 million ($183 million after-tax) reflecting a higher than normal level of securitization activity. For further details, refer to the Off-balance sheet arrangements section. Also included in net income are gains on the change in the fair value of derivatives used to economically hedge our funding activities and gains of $41 million ($28 million after-tax) on the fair value adjustments of certain RBC debt designated as held-for-trading. These factors were partially offset by a general provision of $149 million ($101 million after-tax) in the current quarter and losses of $139 million ($101 million after-tax) relating to certain AFS securities. For a detailed discussion regarding our general allowance and losses, refer to the Credit risk and Market environment impacts sections, respectively.

Q4 2008

Net loss of $109 million included losses of $154 million ($107 million after-tax) on our securities, of which $113 million related to AFS and $41 million to HFT. The net loss also included a general provision of $145 million ($98 million after-tax) related to volume growth and weaker credit quality over prior periods in our Canadian retail portfolio and weakness in our U.S. banking portfolio, a foreign currency translation loss related to our U.S.

dollar-denominated deposits used to fund certain AFS securities and losses of $30 million ($20 million after-tax) related to the cancellation of the Canadian industry-wide payment initiative in the quarter. These losses were largely offset by gains of $111 million ($76 million after-tax), on the fair value adjustments of certain RBC debt designated as held-for-trading, securitization gains, net of economic hedging activities of $58 million ($39 million after-tax), and gains of $50 million ($33 million after-tax) on the change in the fair value of derivatives used to economically hedge our funding activities. We also had a net gain on income tax amounts largely related to enterprise funding activities that were not allocated to the business segments.

Q1 2008

Net loss of $33 million primarily reflected a foreign currency translation adjustment related to our U.S. dollar-denominated deposits used to fund certain U.S. dollar-denominated AFS securities and a writedown of a deferred tax asset to reflect the reduction of Canadian corporate income tax rates in 2008. These factors were partially offset by income tax amounts related to enterprise funding activities that were not allocated to the business segments and gains of $35 million ($24 million after-tax) on the fair value adjustments of certain RBC debt designated as held-for-trading.

Results by geographic segment (1)

For the three months ended
	January 31 2009				October 31 2008				January 31 2008
(C$ millions)	Canada	United States	Other International	Total	Canada	United States	Other International	Total	Canada	United States	Other International	Total
Total revenue	$ 4,454	$ 2,071	$ 416	$ 6,941	$ 3,546	$ 705	$ 818	$ 5,069	$ 3,940	$ 1,070	$ 637	$ 5,647
Net income (loss)	$ 1,023	$ 199	$ (169)	$ 1,053	$ 915	$ 86	$ 119	$ 1,120	$ 1,015	$ 84	$ 146	$ 1,245

(1)	For geographic reporting, our segments are grouped into Canada, United States and Other International. For further details regarding geographic reporting, refer to Note 28 of our 2008 Annual Report.

22        Royal Bank of Canada        First Quarter 2009

Q1 2009 vs. Q1 2008

Net income in Canada of $1,023 was up $8 million, or 1%, compared to the prior year, largely reflecting securitization gains, net of economic hedging activities, volume growth, a favourable adjustment to our credit card customer loyalty reward program liability and cost management in our banking business, and higher trading results in certain of our fixed income and foreign exchange businesses. These factors were partially offset by increased unfavourable credit valuation adjustments on certain derivative contracts, spread compression in our banking business and higher provision for credit losses.

U.S. net income of $199 million was up $115 million compared to the prior year, primarily due to higher trading results in certain of our foreign exchange, fixed income and equity derivatives businesses. This was partially offset by higher variable compensation due to higher revenue, higher provision for credit losses, the unfavourable impact of the weaker Canadian dollar on the translation of our U.S. dollar-denominated net income and higher investment losses and spread compression in our banking business.

Other International net loss of $169 million compares to net income of $146 million in the prior year. The current period included higher losses related to the market environment and lower gains on the fair value adjustments on certain RBC debt designated as held-for-trading.

Q1 2009 vs. Q4 2008

Net income in Canada was up $108 million, or 12%, compared to the prior quarter, largely reflecting securitization gains, net of economic hedging activities, as a result of increased securitization activity, improved equity origination activity, a favourable adjustment to our credit card customer loyalty reward program liability, volume growth and cost management in our banking business. These factors were partially offset by increased unfavourable credit valuation adjustments on certain derivative contracts and higher provision for credit losses.

U.S. net income was up $113 million compared to the prior quarter. The current quarter reflected higher trading results in certain of our foreign exchange, fixed income and equity derivatives businesses and lower investment losses. The increase was partially offset by the reduction of the Enron-related litigation provision included in the prior quarter, higher variable compensation due to higher revenue and the unfavourable impact of the weaker Canadian dollar on the translation of our U.S. dollar-denominated net income, and the reduction of the Enron-related litigation provision included in the prior quarter.

Other International net loss of $169 million compares to net income of $119 million in the prior quarter. The current period included higher losses related to the market environment and lower gains on the fair value adjustments on certain RBC debt designated as held-for-trading.

Royal Bank of Canada        First Quarter 2009        23

Financial condition

Condensed balance sheet (1)

	As at
	January 31	October 31	January 31
(C$ millions)	2009	2008	2008
Assets
Cash and due from banks (2)	$10,199	$11,086	$4,187
Interest-bearing deposits with banks	15,362	20,041	13,664
Securities	172,182	171,134	184,348
Assets purchased under reverse repurchase agreements and securities borrowed	40,930	44,818	76,419
Loans (net of allowance for loan losses)	283,436	289,540	245,618
Other – Derivatives	144,376	136,134	73,345
– Other (3)	46,691	51,106	35,180
Total assets	$713,176	$723,859	$632,761
Liabilities and shareholders’ equity
Deposits	$422,850	$438,575	$394,416
Other – Derivatives	130,196	128,705	74,127
– Other (3)	114,467	114,039	130,225
Subordinated debentures	7,784	8,131	5,865
Trust capital securities	1,399	1,400	1,400
Preferred share liabilities	–	–	300
Non-controlling interest in subsidiaries	2,308	2,371	1,523
Shareholders’ equity	34,172	30,638	24,905
Total liabilities and shareholders’ equity	$713,176	$723,859	$632,761

(1)	Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at historical rates. Assets and liabilities of our self-sustaining operations with functional currencies other than Canadian dollars are translated into Canadian dollars at rates prevailing at the balance sheet date. For further details, refer to Note 1 to our Consolidated Financial Statements in our 2008 Annual Report.
(2)	Cash and due from banks of $10 billion as at January 31, 2009, is comprised mainly of operating balances with other banks, bank notes and operating balances with the Bank of Canada. As Cash and due from banks is related to operating activities in the near term, we believe year-over-year trend analysis is not relevant.
(3)	For further information, refer to our unaudited Interim Consolidated Balance Sheets.

Q1 2009 vs. Q1 2008

Our balance sheet continues to be impacted by the current market environment and the weaker Canadian dollar on the translation of mainly U.S. dollar-denominated balances. The increase in our net derivative-related asset position of $15 billion from the prior year is mainly attributable to factors mentioned in the derivative-related assets and liabilities sections below.

Total assets were up $80 billion, or 13%, from a year ago, largely attributable to the increased fair value of derivative-related amounts, the impact of the weaker Canadian dollar on the translation of foreign currency-denominated assets and solid wholesale and retail loan growth, partially offset by a reduction in reverse repos and certain trading positions.

Interest-bearing deposits with banks increased $2 billion from the prior year, largely attributable to the impact of the weaker Canadian dollar on the translation of mainly U.S. dollar-denominated interest-bearing deposits.

Securities were down $12 billion, or 7%, from a year ago, primarily due to the reduction of equity and debt trading in equity derivative and debt markets businesses in light of the current market environment. These factors were partially offset by the impact of the weaker Canadian dollar on the translation of mainly U.S. dollar-denominated securities, increased positions in government-guaranteed debt instruments and increased holdings of government-guaranteed Canadian RMBS held in the support of our securitization activity. For further information on our securitization activity, refer to the Off-balance sheet arrangements section.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed decreased $35 billion, or 46%, from a year ago, reflecting reduced counterparty activity and lower securities borrowing activity due to the current market environment. This was partially offset by the impact of the weaker Canadian dollar on the translation of mainly U.S. dollar-denominated reverse repos and securities borrowed.

Loans increased $38 billion, or 15%, from a year ago, predominantly due to solid wholesale loan growth driven by the impact of the weaker Canadian dollar on the translation of mainly U.S. dollar-denominated wholesale loans in our U.S. banking operations and the contribution of our prior year acquisitions of ANB and RBTT in the U.S. and Caribbean, respectively. Solid growth in corporate lending was primarily attributable to our Canadian and U.S. clients. Retail loan growth was driven by solid volume growth in Canadian banking products, partially offset by increased securitization activity of Canadian residential mortgages. Retail loans from our ANB and RBTT acquisitions also contributed to the increase.

Derivative-related assets were up $71 billion from the prior year, mainly attributable to the higher fair value as a result of the impact of reduced interest rates on receive fixed rate positions and the impact of the weaker Canadian dollar on foreign currency-denominated assets.

Other assets were up $12 billion mainly due to goodwill from our prior year acquisitions of RBTT, ANB, PH&N and FBW.

Total liabilities were up $71 billion, or 12%, from a year ago, largely attributable to the increase in the fair value of derivative-related liabilities, the impact of the weaker Canadian dollar on foreign currency-denominated liabilities and higher deposits. These increases were partially offset by reduced activity from borrowed securities and repurchase agreements.

Deposits increased $28 billion, or 7%, from a year ago, partly attributable to increased business and government deposits, largely due to the impact of the weaker Canadian dollar on the translation of mainly U.S. dollar-denominated deposits, our issuances of certain deposit notes, which are classified in deposits, and the contribution of our ANB and RBTT acquisitions. The uncertainty in global capital markets resulted

24        Royal Bank of Canada        First Quarter 2009

in increased funding from government auctions which was partially offset by lower deposits with banks partially due to reduced funding requirements related to our trading activities. Personal deposits also contributed to the increase, largely based on the strong demand for our Canadian banking product offerings.

Derivative-related liabilities increased $56 billion mainly attributable to the higher fair value as a result of the impact of reduced interest rates on pay fixed rate positions and the impact of the weaker Canadian dollar on foreign currency-denominated liabilities.

Other liabilities decreased $16 billion reflecting reduced counterparty activity related to borrowed securities, and lower securities lending and repurchase agreements. This factor was partially offset by higher broker-dealer payables due to timing of settlement.

Subordinated debentures increased $2 billion from the prior year, reflecting the net issuances of subordinated debentures used to support business growth.

Shareholders’ equity increased $9 billion, or 37%, from the prior year, largely reflecting the issuances of common shares for consideration paid for our acquisitions of RBTT, ANB, PH&N and FBW in 2008 and to support business growth. The issuance of preferred shares, our net income and unrealized foreign currency gains in our self-sustaining foreign subsidiaries, net of our hedging activities, also contributed to the increase. These factors were partially offset by dividends declared on our common and preferred shares and increased unrealized losses on our AFS portfolio.

Q1 2009 vs. Q4 2008

Total assets were down $11 billion, or 1%, from the prior quarter, largely attributable to increased securitization activity, and reduced Interest-bearing deposits with banks, and reverse repos and securities borrowed. These factors were partially offset by the impact of the weaker Canadian dollar on the translation of mainly U.S. dollar-denominated assets. The increase in our net derivative-related asset position of $7 billion from the prior quarter is mainly attributable to factors mentioned in the derivative-related assets and liabilities sections below.

Interest-bearing deposits with banks decreased $5 billion from last quarter, largely reflecting lower pledged assets related to our trading activities.

Securities were up $1 billion, or 1%, from the prior quarter, primarily due to increased positions for government-guaranteed debt instruments in anticipation of higher client demand amid market volatility and increased holdings of government-guaranteed Canadian RMBS as noted above, and increased holdings of auction rate securities bought back from our U.S. retail brokerage clients as a result of our settlement with U.S. regulators. These factors were largely offset by the reduction in certain securities positions as noted above.

Reverse repos and securities borrowed decreased $4 billion, or 9%, compared to the prior quarter, reflecting reduced counterparty activity and lower securities borrowing activity due to the current market environment.

Loans decreased $6 billion, or 2%, from last quarter, largely attributable to the $3 billion decrease of wholesale loans, as pledged assets related to our trading activities were reduced. Retail loans decreased from the prior quarter, largely attributable to increased securitization activity of Canadian residential mortgages, partially offset by volume growth in Canadian Banking.

Derivative-related assets were up $8 billion from the previous quarter, mainly attributable to the higher fair value as a result of the impact of reduced interest rates on receive fixed rate positions, partially offset by a reduction in derivative positions.

Total liabilities were down $14 billion, or 2%, from last quarter, largely as a result of lower deposits, partially reduced by increased obligations for securities borrowed.

Deposits decreased $16 billion, or 4%, compared to the prior quarter, largely due to reduced business deposits, as our funding requirements related to our trading activities have decreased, which were partially offset by increased demand deposits in Canadian and our international wealth management business. Personal deposits were higher based on the strong demand for our Canadian Banking product offerings.

Derivative-related liabilities increased $1 billion mainly attributable to the higher fair value as a result of the impact of reduced interest rates on pay fixed rate positions, partially offset by a strategic reduction in derivative positions.

Shareholders’ equity increased $4 billion, or 12%, from last quarter, largely reflecting the issuances of common shares and preferred shares to support business growth. Our net income and unrealized foreign currency gains in our self-sustaining foreign subsidiaries, net of our hedging activities, also contributed to the increase. These factors were partially offset by dividends declared on our common and preferred shares and increased unrealized losses on our AFS portfolio.

Royal Bank of Canada        First Quarter 2009        25

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our Consolidated Balance Sheets. For a complete discussion of these types of arrangements, including their nature, business purpose and importance, see pages 76 to 80 of our 2008 Annual Report.

Securitizations

We periodically securitize our credit card receivables and residential mortgage loans primarily to diversify our funding sources and enhance our liquidity position. We also securitize residential and commercial mortgage loans for sales and trading activities. Through the use of certain financial instruments, we also enter into synthetic securitizations to transfer risks relating to selected elements of our financial assets without actually transferring the assets.

In October 2008, the Government of Canada announced the Insured Mortgage Purchase Program whereby it will purchase government-guaranteed RMBS as part of its ongoing efforts to maintain the availability of long-term credit for Canadians and to add more liquidity to Canada’s financial system. The Government of Canada increased this amount to $125 billion in its announced budget in January 2009. Our securitization program offers us a cost-effective source of funding as auction prices have generally been lower than traditional wholesale funding sources at this time given the current market environment. During the first quarter of 2009, we securitized $10.6 billion of residential mortgages, of which $7.9 billion were sold and the remaining $2.7 billion were retained. As a result of the availability of this low cost funding, our level of securitization activity during the quarter was higher compared to prior periods. For further details, refer to Note 6 to our unaudited Interim Consolidated Financial Statements.

RBC-administered multi-seller conduits

For the committed facilities, our multi-seller conduits purchase high credit quality financial assets primarily from our clients and finance these purchases primarily through the issuance of highly rated asset-backed commercial paper (ABCP) offered on a discounted basis. For assets purchased, there are supporting backstop liquidity facilities generally equal to 102% of the assets purchased or committed to be purchased. The primary purpose of the backstop liquidity facilities is to provide an alternative source of financing in the event that our multi-seller conduits are unable to access the ABCP market. In most instances, we are the provider of the transaction specific backstop liquidity facilities. In addition, we also provide program-wide credit enhancement facilities generally equal to 10% of the face amount of the ABCP outstanding. The total committed amount of the backstop liquidity facilities and the program-wide credit enhancement facilities exceed the amount of assets purchased or committed to be purchased. The maximum exposure to loss cannot exceed the amount of assets purchased or committed to be purchased, and therefore the maximum exposure to loss attributable to our backstop liquidity and credit enhancement facilities is less than the total committed amount of these facilities.

Liquidity and credit enhancement facilities

	As at January 31, 2009				As at October 31, 2008				As at January 31, 2008
(C$ millions)	Notional of committed amounts (1)	Allocable notional amounts	Outstanding loans	Total maximum exposure to loss	Notional of committed amounts (1)	Allocable notional amounts	Outstanding loans	Total maximum exposure to loss	Notional of committed amounts (1)	Allocable notional amounts	Outstanding loans	Total maximum exposure to loss
Backstop liquidity facilities	$41,492	$35,319	$1,983	$37,302	$43,452	$37,080	$1,947	$39,027	$43,782	$38,765	$1,083	$39,848
Credit enhancement facilities	4,253	4,253	–	4,253	4,486	4,486	–	4,486	4,275	4,275	–	4,275
Total	$45,745	$39,572	$1,983	$41,555	$47,938	$41,566	$1,947	$43,513	$48,057	$43,040	$1,083	$44,123

(1)	Based on total committed financing limit.

Maximum exposure to loss by client asset type

	As at
	January 31, 2009			October 31, 2008			January 31, 2008
($ millions)	(US$)	(C$)	Total (C$)	(US$)	(C$)	Total (C$)	(US$)	(C$)	Total (C$)
Outstanding securitized assets
Credit cards	$11,180	$1,494	$15,207	$12,281	$1,494	$16,286	$12,000	$984	$13,030
Auto loans and leases	3,501	4,614	8,908	3,426	5,390	9,517	4,603	6,905	11,525
Student loans	3,609	–	4,426	3,670	–	4,420	2,709	–	2,719
Trade receivables	1,974	1,592	4,012	2,280	2,302	5,048	2,412	2,233	4,654
Equipment receivables	770	1,962	2,907	365	1,535	1,975	468	1,900	2,370
Asset-backed securities	2,353	–	2,886	2,360	–	2,843	1,919	–	1,926
Consumer loans	1,122	–	1,376	1,122	–	1,351	1,737	40	1,783
Dealer floor plan receivables	326	187	588	327	187	581	326	187	515
Insurance premiums	193	86	322	213	203	460	306	315	622
Other loans	259	–	318	276	–	333	331	–	333
Electricity market receivables	–	306	306	–	306	306	–	306	306
Truck loans and leases	166	–	203	235	–	283	437	–	438
Residential mortgages	–	96	96	–	110	110	3,724	164	3,902
Total	$25,453	$10,337	$41,555	$26,555	$11,527	$43,513	$30,972	$13,034	$44,123
Canadian equivalent	$31,218	$10,337	$41,555	$31,986	$11,527	$43,513	$31,090	$13,034	$44,123

26        Royal Bank of Canada        First Quarter 2009

Our maximum exposure to loss was $41.6 billion as at January 31, 2009 ($43.5 billion as of October 31, 2008 and $44.1 billion as of January 31, 2008). The maximum assets that may have to be purchased by the multi-seller conduits under purchase commitments as at January 31, 2009 was $40.8 billion ($42.7 billion as at October 31, 2008 and $43.0 billion as of January 31, 2008). Of the total purchase commitments, the multi-seller conduits have purchased financial assets totalling $31.1 billion ($33.6 billion as at October 31, 2008 and $31.5 billion as at January 31, 2008).

The multi-seller conduits purchase various financial assets and finance the purchases by issuing highly rated ABCP on an unleveraged basis. The main types of asset classes financed by the multi-seller conduits are credit cards, auto loans and leases, student loans, trade receivables, equipment receivables, asset-backed securities, and consumer loans. As at January 31, 2009 these asset classes comprised 96% (95% as at October 31, 2008 and 86% as at January 31, 2008) of our maximum exposure by client asset type. Less than 1% (1% as at October 31, 2008 and 1.5% as at January 31, 2008) of outstanding securitized assets are comprised of U.S. Alt A or subprime mortgages and the securitized assets do not contain commercial mortgage loans.

We continue to selectively originate new business, while at the same time reducing our exposure and concentrations. U.S. dollar assets decreased by U.S. $1.1 billion and Canadian dollar assets decreased by $1.2 billion mainly in the credit card and auto loan and lease asset classes respectively. The amount of credit enhancement provided by the sellers for new transactions and renewals of existing transactions increased as these transactions were credit enhanced to higher rating thresholds during the quarter.

As of December 31, 2008, the weighted average first loss credit protection was 38.8% (35.7% as at September 30, 2008) of total assets, providing a coverage multiple of 8.8 times (10.5 times as at September 30, 2008) the weighted average annual expected loss rate on the client asset portfolio of 4.4% (3.5% as at September 30, 2008). The increase in first loss credit protection was due to additional credit enhancement being provided on both new and extended transactions, as these transactions were credit enhanced to higher rating thresholds during the quarter.

The multi-seller conduits fee structure also reduces our risk exposure on the portfolio. For 90% of the securitized assets as at January 31, 2009 (over 90% as at October 31, 2008 and 93% as at January 31, 2008), funding is provided on a cost-of-funds-plus basis.

The U.S. multi-seller conduits include $2.9 billion of asset-backed securities. There are no asset backed securities in the

Canadian multi-seller conduits. In 2008, certain U.S. multi-seller conduits drew down on backstop liquidity facilities provided by us to fund a portion of the asset-backed securities. These loans amounted to $2.0 billion as at January 31, 2009 ($1.9 billion as at October 31, 2008 and $1.1 billion as at January 31, 2008). Of this amount $204 million relates to a single asset-backed security collateralized debt obligation and is classified as impaired. As at January 31, 2009, our allowance for loan losses on this impaired loan totalled $65 million ($65 million as at October 31, 2008 and $nil as at January 31, 2008).

Of the total ABCP issued by the conduits of $31.1 billion as at January 31, 2009 ($33.6 billion as at October 31, 2008 and $31.6 billion as at January 31, 2008), 73% (74% as at October 31, 2008; 78% as at January 31, 2008) is generally rated within the top ratings category of each credit rating agency and the remaining amount is rated in the second highest ratings category of each credit rating agency. We sometimes purchase the ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at January 31, 2009, the fair value of our inventory was $443 million ($598 million as at October 31, 2008 and $787 million as at January 31, 2008). These are classified as Securities – Trading on our Consolidated Balance Sheet.

Guarantees

In the normal course of business, we provide guarantees, including credit derivatives, written put options, securities lending indemnifications, backstop liquidity facilities, financial standby letters of credit, performance guarantees, stable value products, credit enhancements, mortgage loans sold with recourse and certain indemnification agreements to third parties. As at January 31, 2009, we had $36 billion ($38 billion as at October 31, 2008 and $40 billion as at January 31, 2008) in backstop liquidity facilities related to ABCP programs, of which 97% were committed to RBC-administered conduits (98% as at October 31, 2008 and 96% as at January 31, 2008). Refer to Note 25 of our 2008 Annual Consolidated Financial Statements for further information on the above guarantees and a description of our obligations under certain indemnification agreements and Note 15 of our unaudited Interim Consolidated Financial Statements.

Restructuring of non-bank sponsored ABCP conduits (Montreal Accord)

Refer to the Financial Stability Forum disclosures section and Note 10 to our unaudited Interim Consolidated Financial Statements for a discussion on the restructuring of non-bank sponsored ABCP conduits.

Royal Bank of Canada        First Quarter 2009        27

Financial Stability Forum disclosures

The Financial Stability Forum (FSF) is comprised of senior representatives from international financial authorities, including central banks and supervisory authorities and international financial institutions. On April 7, 2008, the FSF released its report to the G7 Ministers on recent conditions in the credit market. Key recommendations include increased disclosure around risk exposures and valuation methods, including losses, and liquidity management. Our disclosures substantially comply with the FSF recommendations where they relate to areas that are significant to us.

We provide specialized disclosures in the following sections of our Report to Shareholders:

•	Financial performance – Market environment impacts
•	Risk, capital and liquidity management – Credit risk and Market risk
•	Off-balance sheet arrangements

Also refer to disclosures on fair valuation methods and policies in Notes 1 and 2 to our 2008 Annual Consolidated Financial Statements.

U.S. subprime and Alt-A exposures

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our on-balance sheet exposures to these risks are comprised mainly of holdings of RMBS, CDOs of ABS and mortgages (whole loans), which are loans rather than securities. RMBS and CDOs of ABS may be classified on our balance sheets as either HFT or AFS. The mortgages are carried at amortized cost. The fair value of these holdings, net of applicable hedges, is presented in the table below. Our net exposures to U.S. subprime and Alt-A comprise approximately .4% of our total assets as at January 31, 2009.

Net exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages

	As at January 31, 2009
(C$ millions)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$565	$1,491	$53	$2,109
Fair value of securities net of hedging by rating
AAA	$107	$1,213	$–
AA	51	138	–
A	46	14	–
BBB	6	81	–
Below BBB-	4	45	46
Total	$214	$1,491	$46	$1,751
Fair value of securities net of hedging by vintage
2003 (or before)	$28	$31	$–
2004	37	86	–
2005	140	654	22
2006	9	447	24
2007	–	273	–
Total	$214	$1,491	$46	$1,751
Amortized cost of subprime/Alt-A mortgages (whole loans)	$294	$970	$–	$1,264
Total subprime and Alt-A exposures, net of hedging	$508	$2,461	$46	$3,015

Sensitivities of fair value of securities, net of hedging, to changes in assumptions:
100bp increase in credit spread	$(7)	$(42)	$(1)
100bp increase in interest rates	(8)	(37)	2
20% increase in default rates	(65)	(52)	(1)
25% decrease in pre-payment rates	(12)	(87)	1

Fair value as at January 31
(C$ millions)	2009
CDOs fair value net of hedging by collateral type
CDOs that may contain U.S. subprime or Alt-A mortgages	$46
Corporate	371
Total CDOs net of hedging	$417

Of our total holdings of RMBS, holdings with a fair value of $214 million, net of hedging, may be exposed to U.S. subprime risk. Of this potential exposure, over 95% of our related holdings are rated A and above, and 50% of our related holdings were rated AAA, on a net basis as at January 31, 2009. None of these RMBS were issued within the past two years.

28        Royal Bank of Canada        First Quarter 2009

Of our total holdings of RMBS, holdings with a fair value of $1,491 million, net of hedging, may be exposed to U.S. Alt-A risk. Of this potential exposure, over 81% of our related holdings were rated AAA as at January 31, 2009. Less than 49% of these RMBS were issued within 2006 and 2007.

Of our total holdings of CDOs, holdings of $46 million, net of hedging, may be exposed to U.S. subprime or Alt-A risk. This represents less than 12% of our total net unhedged positions in CDOs in which we had direct holdings, which totalled $417 million.

As shown in the table above, changes in assumptions have relatively minor impacts on the net exposures of our U.S. subprime and Alt-A securities. The greatest impact comes from a 20% increase in default rates, which results in a decline of 7% or less in the net fair values of our U.S. subprime and Alt-A securities, as most of our holdings are AAA rated or have a senior ranking in the capital structure. A 25% decrease in pre-payment rates results in a decline of 6% or less in the fair values of our U.S. subprime and Alt-A securities, net of hedging.

Special purpose entities

In the normal course of business, we engage in a variety of financial transactions with special-purpose entities (SPEs) that are typically set up for a single, discrete purpose, often have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization, which may be our customers or us. They are not operating entities and usually have no employees. SPEs may be variable interest entities (VIEs) as defined by CICA AcG-15, Consolidation of Variable Interest Entities. Under GAAP, VIEs may or may not be recorded on our balance sheets. For a complete discussion of our off-balance sheet SPEs, refer to pages 76 to 80 of our 2008 Annual Report.

Refer to pages 37 and 148 to 149 of our 2008 Annual Report for information about the VIEs that we have consolidated (on-balance sheet), or in which we have significant variable interests, but have not consolidated (off-balance sheet). Additional information about these VIEs as at January 31, 2009 is provided in the following table.

(C$ millions)	As at January 31, 2009
	Total assets (1)	Maximum exposure (1), (2)	Total assets by credit ratings
			AAA and AA	A	BBB	BB and below	Not rated
Unconsolidated VIEs in which we have significant variable interests:
Multi-seller conduits (3)	$40,779	$41,555	$22,513	$17,005	$1,055	$206	$–
Structured finance VIEs	10,725	3,889	5,986	553	–	–	4,186
Credit investment product VIEs	1,539	970	805	54	61	543	76
Third-party conduits	736	369	580	97	59	–	–
Investment funds	662	253	–	–	–	–	662
Other	168	60	–	–	–	–	168
	$54,609	$47,096	$29,884	$17,709	$1,175	$749	$5,092
Consolidated VIEs:
Structured finance VIEs	$1,814		$906	$908	$–	$–	$–
Investment funds	1,239		–	–	–	–	1,239
Credit investment product VIEs	178		–	–	–	178	–
Compensation vehicles	62		–	–	–	–	62
Other	78		–	–	–	–	78
	$3,371		$906	$908	$–	$178	$1,379

	As at January 31, 2009
	Total assets (1)	Maximum exposure (1), (2)	Total assets by average maturities				Total assets by geographic location of borrowers
(C$ millions)			Under 1 year	1-5 years	Over 5 years	Not applicable	Canada	United States	Other International
Unconsolidated VIEs in which we have significant variable interests:
Multi-seller conduits (3)	$40,779	$41,555	$17,235	$21,379	$2,165	$–	$10,134	$28,990	$1,655
Structured finance VIEs	10,725	3,889	–	–	6,029	4,696	–	10,725	–
Credit investment product VIEs	1,539	970	–	–	1,539	–	–	1,539	–
Third-party conduits	736	369	724	12	–	–	736	–	–
Investment funds	662	253	–	15	–	647	318	105	239
Other	168	60	4	–	–	164	44	124	–
	$54,609	$47,096	$17,963	$21,406	$9,733	$5,507	$11,232	$41,483	$1,894
Consolidated VIEs:
Structured finance VIEs	$1,814		$–	$–	$1,814	$–	$–	$1,814	$–
Investment funds	1,239		–	–	–	1,239	–	605	634
Credit investment product VIEs	178		178	–	–	–	–	–	178
Compensation vehicles	62		–	–	–	62	62	–	–
Other	78		–	–	70	8	5	27	46
	$3,371		$178	$–	$1,884	$1,309	$67	$2,446	$858

(1)	Total assets and maximum exposure to loss correspond to disclosures provided in Note 6 to our 2008 Annual Consolidated Financial Statements.
(2)	The maximum exposure to loss resulting from significant variable interests in these VIEs consists mostly of investments, loans, liquidity facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(3)	Represents multi-seller conduits administered by us.

Royal Bank of Canada        First Quarter 2009        29

The risk rating distribution of assets within the VIEs in the table above is indicative of the credit quality of the collateral underlying those assets while for certain VIEs, assets or underlying collateral are not rated in the categories disclosed above. Examples of assets that have not been rated include derivatives, mutual fund or hedge fund units and personal or private loans.

Over 87% of assets in unconsolidated VIEs in which we have significant variable interests were rated A or above. Over 54% of assets in our consolidated VIEs were rated A or above. Both are primarily originated in the U.S. with varying maturities.

Multi-seller conduits

Multi-seller conduits that we administer comprise over 75% of the total assets of unconsolidated VIEs as at January 31, 2009, and are used primarily for the securitization of client financial assets. Our conduit programs are administered in North America.

We purchase commercial paper issued by our multi-seller conduits in our capacity as placement agent in order to facilitate the overall program liquidity. As at January 31, 2009, the fair value of our holdings was $443 million which are classified as HFT.

We also provide backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. Refer to the Off-balance sheet arrangements section for the total commitments and amounts outstanding under liquidity and credit enhancement facilities for the multi-seller conduits and for a breakdown of the maximum exposure to loss by client asset type as at January 31, 2009.

Canadian non-bank-sponsored ABCP

In 2008, we held certain third-party non-bank-sponsored ABCP that is subject to a standstill agreement and a restructuring of the ABCP conduits (Montreal Accord). As part of the restructuring plan that closed in January 2009, the non-bank-sponsored ABCP were exchanged for longer term notes of Master Asset Vehicle II (MAV II), a newly established VIE. These notes are measured at fair value on our Consolidated Balance Sheets and were $2.5 million as at January 31, 2009. We also participate in a margin funding facility to MAV II with a notional amount of $100 million. For additional details on our involvement in the restructuring of non-bank-sponsored ABCP, refer to pages 82 and 174 of our 2008 Annual Report and Note 10 to our unaudited Interim Consolidated Financial Statements.

Structured investment vehicles

We held $59 million of normal course interest rate derivatives with structured investment vehicles (SIVs) as at January 31, 2009. We do not hold any commercial paper issued by SIVs. We do not manage any SIVs.

Leveraged finance

Leveraged finance comprises infrastructure finance, essential services and other types of finance. It excludes investment-grade financing and non-investment-grade financing where there is no private equity sponsor involvement. Our total commitments, both funded and unfunded, are summarized in the following table by geography and industry, and comprise about .6% of our total assets.

Maximum exposure to loss by client asset type

	As at January 31, 2009			Change from October 31, 2008
(C$ millions)	Unfunded commitments	Funded exposure	Total exposure	Unfunded commitments	Funded exposure	Net change in exposure
Leveraged finance by geography
Canada	$230	$834	$1,064	$4	$125	$129
U.S.	489	1,039	1,528	56	146	202
Europe	450	1,272	1,722	79	(88)	(9)
	$1,169	$3,145	$4,314	$139	$183	$322
Leveraged finance by type
Private equity ownership of infrastructure or essential services	$389	$1,101	$1,490	$124	$25	$149
Private equity ownership of other entities	780	2,044	2,824	15	158	173
	$1,169	$3,145	$4,314	$139	$183	$322

(C$ millions)	As at January 31, 2009
Exposure by industry
Communications, media and telecommunications	$569
Consumer and industrial products	1,002
Energy	236
Non-bank financial services	234
Healthcare	348
Infrastructure	1,490
Utilities	359
Real estate	52
Mining	24
Total	$4,314

30        Royal Bank of Canada        First Quarter 2009

Monoline insurance on non-subprime assets

In addition to the monoline insurance described under the Market environment impacts section, we have direct and indirect monoline insurance on non-subprime assets, as described in the table and text below.

Direct and indirect monoline insurance

	As at January 31, 2009
(C$ millions)	Principal/notional	Fair value
Financial Security Assurance Holdings Ltd. (FSA)	$378	$51
Syncora Holdings Ltd. (formerly XL Capital Ltd.)	293	15
AMBAC Financial Group (AMBAC)	238	32
Total	$909	$98

As shown in the table above, as at January 31, 2009, we held monoline insurance protection of $909 million against default of the issuer or counterparty on non-subprime trading assets comprising CDOs or collateralized loan obligations (CLOs) of corporate names and interest rate swaps. The recorded fair value as at January 31, 2009 on these monoline insurance contracts was $98 million.

We also have indirect monoline insurance exposure through assets that we hold and liquidity facilities that we provide. Monoline insurers provide bond insurance for third-party originated assets that we hold, such as U.S. municipal bonds, ARS and GICs, interest rate swaps, public infrastructure bonds and collateralized GICs. In these cases, we obtain a benefit from the insurance protection. The principal/notional value of these assets as at January 31, 2009 is $2,034 million. The majority of these assets are held in our trading book, with changes in fair value reflected in Non-interest income – Trading revenue, and the implied value of the insurance is reflected in the fair value of the asset. In addition, we provide liquidity facilities of $741 million to certain of our customers in respect of their bond issuance programs where monoline insurance was purchased as part of that program of which $31 million was drawn as of January 31, 2009.

Additional FSF disclosures

The fair value of our total direct holdings of CMBS was $372 million as at January 31, 2009.

Risk, capital and liquidity management

Risk environment

The Canadian economy entered a recession in the final calendar quarter of 2008, as a result of weak U.S. and global demand, lower commodity prices and the current uncertainty surrounding capital market conditions. Consumer spending was slow, reflecting weakening in both labour and housing markets. In addition, the U.S. recession deepened in the final calendar quarter of 2008.

The recessionary environment and shortage of liquidity has resulted in increased bankruptcy rates, and deterioration in personal and business credit quality as evidenced through increased delinquency and impaired loans. The extent to which this deterioration will continue throughout 2009 is still uncertain. Stock market volatility has and will continue to result in increased market risk and losses within certain capital markets businesses and investment portfolios.

During the quarter, we have taken steps to mitigate some of the negative impacts of the current risk environment. This includes taking action to enhance our liquidity and capital positions including the issuance of additional Tier 1 capital.

Our business activities expose us to a wide variety of risks, in virtually all aspects of our operations. Our goal in managing these risks is to protect the enterprise from an unacceptable level of earnings volatility while supporting and enabling business opportunities.

For further details, refer to pages 83 to 118 of our 2008 Annual Report as our approach to the management of risk has not changed significantly from that described in our 2008 Annual Report.

Credit risk

The recession in Canada and a deeper recession in the U.S., continuing weakness in the housing market, rising unemployment and tightening credit conditions continue to negatively impact household and business credit quality. These conditions have resulted in increased levels of impaired loans, allowance for credit losses (ACL) and provision for credit losses (PCL). Within the U.S., turmoil in the global financial markets, housing value declines, and a slowdown in consumer spending have negatively impacted our builder finance and commercial banking portfolios.

Royal Bank of Canada        First Quarter 2009        31

Credit risk exposure by portfolio and sector

	As at
	January 31 2009						October 31 2008	January 31 2008
	Lending-related and other			Trading-related
	Loans and acceptances				Over-the- counter derivatives (3)
(C$ millions)	Outstanding	Undrawn commitments	Other (1)	Repo-style transactions (2)		Total exposure (4)	Total exposure (4)	Total exposure (4)
Residential mortgages (5)	$117,791	$3	$–	$–	$–	$117,794	$122,993	$113,433
Personal	63,592	43,168	55	–	–	106,815	103,256	89,224
Credit cards	8,926	20,099	–	–	–	29,025	28,866	28,098
Small business	2,679	2,262	48	–	–	4,989	5,118	5,294
Retail	$192,988	$65,532	$103	$–	$–	$258,623	$260,233	$236,049
Business
Agriculture	$5,296	$412	$17	$–	$28	$5,753	$5,786	$5,839
Automotive	4,069	1,902	134	17	728	6,850	6,519	5,618
Consumer goods	7,066	2,189	513	–	315	10,083	10,372	8,522
Energy	8,827	8,590	2,844	8	1,856	22,125	20,762	19,045
Non-bank financial services	5,294	5,168	3,079	44,959	12,400	70,900	86,293	96,094
Forest products	1,088	517	100	–	110	1,815	1,905	2,107
Industrial products	4,932	2,392	313	–	363	8,000	7,839	6,640
Mining and metals	3,703	1,185	545	26	969	6,428	6,726	4,723
Real estate and related	23,726	3,169	1,272	–	547	28,714	28,216	24,427
Technology and media	4,046	2,812	292	–	606	7,756	7,018	6,143
Transportation and environment	4,179	1,890	348	–	1,106	7,523	7,699	5,134
Other	25,964	6,774	9,281	3,269	10,759	56,047	54,451	54,970
Sovereign	2,237	2,489	11,855	1,774	12,093	30,448	36,401	29,917
Bank	3,754	4,345	51,182	57,046	33,548	149,875	163,231	185,095
Wholesale	$104,181	$43,834	$81,775	$107,099	$75,428	$412,317	$443,218	$454,274
Total exposure	$297,169	$109,366	$81,878	$107,099	$75,428	$670,940	$703,451	$690,323

(1)	Includes contingent liabilities such as letters of credit and guarantees, and available-for-sale (AFS) debt securities.
(2)	Includes repurchase and reverse repurchase agreements and securities borrowing and lending transactions.
(3)	Credit equivalent amount after factoring in master netting agreements.
(4)	Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor. This amount is before any specific allowances and does not reflect the impact of credit risk mitigation. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(5)	Includes certain synthetic mortgage securitizations.

Q1 2009 vs. Q1 2008

Our gross credit risk exposure decreased $19 billion or 3% from a year ago, to $671 billion. This decrease was related to repo-style transactions reflecting reduced counterparty activity and lower securities lending and borrowing activity amidst global capital market volatility. This decrease was partially offset by solid loan growth, the contributions of our prior year acquisitions of ANB and RBTT in the U.S. and Caribbean respectively, the favourable impact of the weaker Canadian dollar on the translation of U.S. dollar-denominated exposures, and an increase in Over-the-counter (OTC) derivatives exposure.

Our retail exposures increased $23 billion, or 10%, largely due to an $18 billion increase in personal loans and a $4 billion increase in residential mortgages, net of securitization, as a result of strong demand for secured lending in residential real estate due to a solid housing market during the early part of 2008, low interest rates and low unemployment in Canada during most of fiscal 2008. Within the retail portfolio, the use of guarantees and collateral represents an integral part of our credit risk mitigation. Insured mortgages account for 25% or $29 billion of our residential mortgage portfolio as at January 31, 2009. Of the $64 billion in personal loans outstanding, approximately $32 billion or 50% represents secured personal lending.

Our wholesale exposures decreased $42 billion, or 9%. A reduction in repo-style transactions of $74 billion, or 41%, was partially offset by growth in loans and undrawn commitments of $22 billion and an increase in OTC derivatives exposure of $10 billion. On an industry sector basis, decreases of $35 billion and $25 billion in Bank and Non-bank financial services, respectively, were partially offset by broad-based increases in most other sectors with the largest increases occurring in Real estate and related, Energy and Transportation and environment. Wholesale loan utilization rate remained stable during the period at 42%.

Q1 2009 vs. Q4 2008

Gross credit risk exposures decreased to $671 billion, down $33 billion, or 5%. Our retail exposures were slightly down $2 billion, or 1%, from the previous quarter mainly due to increased securitization of Canadian residential mortgages, partially offset by volume growth in Canadian personal loans. Our wholesale exposures decreased $31 billion, or 7%, mainly due to lower OTC derivatives exposure, a reduction in repo-style transactions reflecting continued reduction in counterparty activity and lower securities lending and borrowing activity. On an industry sector basis, the largest decreases were within Non-bank financial services, Bank and Sovereign.

32        Royal Bank of Canada        First Quarter 2009

Credit valuation adjustments

Credit valuation adjustments are made to arrive at the fair value of derivative transactions which are exposed to changes in counterparty credit quality. These credit valuation adjustments are calculated using internal models, and our methodology considers the impact of both the counterparty’s and our credit spreads on the present and potential future asset and liability position of the derivative counterparty.

Trading credit derivatives (1)

	As at
	January 31	October 31	January 31
(C$ millions)	2009	2008	2008
Notional amount
Protection purchased	$136,248	$140,010	$212,161
Protection sold	124,319	132,515	196,272
Fair value (2)
Positive	16,718	16,456	15,799
Negative	14,694	15,344	14,398
Replacement cost (3)	6,054	5,607	3,641

(1)	Comprises credit default swaps. Over 91% (October 31, 2008 – 98%, January 31, 2008 – 90%) of our net exposures are with investment-grade counterparties.
(2)	Gross fair value before netting.
(3)	Replacement cost is after netting but before collateral.

Q1 2009 vs. Q1 2008

The total notional value of trading credit derivatives was down $147.9 billion, or 36%, from a year ago. The decrease largely reflects a strategic reduction in positions that support structured transactions. Total gross Positive fair value and gross Negative fair value and Replacement cost increased $.9 billion, $.3 billion, and $2.4 billion, respectively, from last year. These amounts increased as the widening of credit spreads and the depreciation of the Canadian dollar compared to U.S. dollar more than offset the reduction in positions.

Q1 2009 vs. Q4 2008

The total notional value of trading credit derivatives was down $11.9 billion, or 4%, from the prior quarter. The decrease mainly reflects strategic reduction in positions. Total gross Positive fair value was up $.3 billion and Replacement cost increased $.4 billion, from the previous quarter largely reflecting the depreciation of the Canadian dollar compared to the U.S. dollar and Euro. Total gross Negative fair value was down $.7 billion largely related to a strategic reduction in positions.

For a summary of significant market developments during the quarter affecting certain trading credit derivative positions purchased from monoline insurers, refer to the Market environment impacts section.

Royal Bank of Canada        First Quarter 2009        33

Other than trading credit derivatives positions (notional amount and fair value) (1)

	As at
	January 31	October 31	January 31
(C$ millions)	2009	2008	2008
Notional amount
Business
Automotive	$377	$473	$403
Energy	369	363	668
Non-bank financial services	343	379	842
Mining and metals	601	590	517
Real estate and related	145	136	426
Technology and media	10	10	33
Transportation and environment	224	224	354
Other (2)	433	439	485
Sovereign	299	294	332
Bank	263	259	710
Net protection purchased	$3,064	$3,167	$4,770
Offsetting protection sold related to the same reference entity	24	–	237
Gross protection purchased	$3,088	$3,167	$5,007
Net protection sold (3)	$141	$147	$199
Offsetting protection purchased related to the same reference entity	24	–	237
Gross protection sold	$165	$147	$436
Gross protection purchased and sold (notional amount)	$3,253	$3,314	$5,443
Fair value (4)
Positive	$384	$400	$118
Negative	15	15	49

(1)	Comprises credit default swaps.
(2)	As at January 31, 2009, Other related to consumer goods $40 million (October 31, 2008 – $39 million; January 31, 2008 – $nil), health $12 million (October 31, 2008 – $12 million; January 31, 2008 – $10 million) and other $381 million (October 31, 2008 – $388 million; January 31, 2008 – $475 million).
(3)	Protection sold as at January 31, 2009 related to consumer goods $76 million (October 31, 2008 – $81 million; January 31, 2008 – $72 million) and other $65 million (October 31, 2008 – $66 million; January 31, 2008 – $127 million).
(4)	Gross fair value before netting.

Q1 2009 vs. Q1 2008

The gross notional value of other than trading credit derivatives was down $2.2 billion, or 40%, from a year ago, primarily reflecting the strategic reduction of positions and the maturing of contracts. Total protection purchased was down $1.9 billion, or 38%, from the prior year mainly related to exposures to Non-bank financial services, Bank, Energy, Real estate and related, Transportation and environment sectors. Total protection sold was down $271 million, mainly relating to a strategic reduction in positions.

Total gross Positive fair value increased $266 million from the prior year, largely related to widening of credit spreads. Total gross Negative fair value was down $34 million, or 69%, from a year ago, largely related to the maturing of contracts.

Q1 2009 vs. Q4 2008

The gross notional value of other than trading credit derivatives was down $61 million, or 2%, from the prior quarter, mainly reflecting the strategic reduction in purchased positions in Automotive and Non-bank financial services sectors. Total protection sold was up $18 million, from the previous quarter.

Total gross Positive fair value was down $16 million, or 4%, from last quarter, largely related to the strategic reduction in purchased positions noted above.

34        Royal Bank of Canada        First Quarter 2009

Credit quality performance

	For the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2009	2008	2008
Provision for credit losses (PCL)
Residential mortgages	$16	$10	$3
Personal	144	126	110
Credit cards	83	72	65
Small business	15	14	9
Retail	258	222	187
Business	340	252	94
Sovereign	–	–	–
Bank	–	–	–
Wholesale	340	252	94
Specific provision	598	474	281
General provision	149	145	12
Provision for credit losses (PCL)	$747	$619	$293
Canada	$377	$240	$203
U.S.	211	219	74
Other International	10	15	4
Specific PCL (1)	$598	$474	$281
Specific PCL as a percentage of average net loans and acceptances	.80%	.65%	.44%
	As at
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2009	2008	2008
Gross impaired loans (1)
Canada	$502	$428	$337
U.S.	209	133	44
Other International	188	167	53
Retail	899	728	434
Canada	533	529	381
U.S.	1,964	1,526	599
Other International	144	140	36
Wholesale	2,641	2,195	1,016
Total gross impaired loans	$3,540	$2,923	$1,450
Canada	$1,035	$957	$718
U.S.	2,173	1,659	643
Other International	332	307	89
Total gross impaired loans	$3,540	$2,923	$1,450
Specific allowance for loan losses (1)
Canada	$134	$119	$116
U.S.	30	21	8
Other International	70	68	16
Retail	234	208	140
Canada	167	138	146
U.S.	440	375	123
Other International	50	46	17
Wholesale	657	559	286
Total specific allowance for loan losses	$891	$767	$426
Canada	$301	$257	$262
U.S.	470	396	131
Other International	120	114	33
Total specific allowance for loan losses	$891	$767	$426
General allowance
Retail	$876	$798	$601
Wholesale	726	650	383
General allowance for off-balance sheet items and other items	86	84	260
Total general allowance	$1,688	$1,532	$1,244
Total allowance for credit losses	$2,579	$2,299	$1,670
Key credit quality ratios
Gross impaired loans as a percentage of loans and acceptances	1.19%	.96%	.56%
Net write-offs as a percentage of average net loans and acceptances	.64%	.52%	.33%

(1)	Geographic information is based on residence of borrower.

Royal Bank of Canada        First Quarter 2009        35

Q1 2009 vs. Q1 2008

Provision for credit losses

Total provision for credit losses (PCL) of $747 million, increased $454 million, from a year ago. This increase was comprised of $317 million related to specific provisions and $137 million related to general provisions.

Specific PCL for retail loans accounted for $71 million of the increase. In Canada, provisions for credit cards and personal loans (mainly unsecured credit lines) increased, primarily reflecting higher loss rates and portfolio growth. In the U.S., provisions for lot loans, residential mortgages and home equity increased reflecting the U.S. economic recession.

Specific PCL for wholesale loans increased by $246 million, reflecting higher impaired loans within our Canadian corporate and business lending portfolios. The increase in the Canadian corporate portfolio largely reflects an amount related to a specific prime brokerage client. As this account became impaired and the underlying security was taken over within the first quarter of 2009, there is no associated gross impaired loan (GIL) or allowance for credit losses (ACL) amounts as at the end of the first quarter of 2009. In addition, provisions related to our residential builder finance and commercial loans portfolios, reflecting the deepening recession and declining housing market in the U.S. also contributed to the increase. The increase in the U.S. also reflects the foreign exchange impact of the depreciation of the Canadian dollar compared to the U.S. dollar.

The general provision increased $137 million from a year ago, reflecting credit deterioration in our Canadian corporate portfolio, higher loss rates and volume growth within the Canadian retail lending portfolio. Higher provision in the U.S. banking portfolio also contributed to the increase.

The increase in specific PCL resulted in the ratio of specific PCL as a percentage of loans and acceptances increasing to .80% from .44% a year ago.

Gross impaired loans

Total GIL increased $2,090 million from a year ago.

Retail GIL accounted for $465 million of this increase. In Canada, higher impaired loans related to residential mortgages, small business, and personal loans largely reflected higher loss rates reflecting the weak economy and portfolio growth. In the U.S., the increase in impaired loans was attributable to residential mortgages, lot loans, and home equity loans. Higher impaired loans in Other International, primarily due to our prior year acquisition of RBTT, also contributed to the increase.

Wholesale GIL increased $1,625 million from a year ago, largely due to a $706 million increase in our U.S. residential builder finance portfolio and a $344 million increase in the U.S. commercial loan portfolio. In addition, increases in impaired loans in our corporate lending portfolio, primarily in the U.S., included $204 million related to loans extended under facilities drawn on by RBC-administered multi-seller ABCP conduit programs secured by a AAA tranche of a CDO of ABS. The growth in Other International wholesale impaired loans largely relates to our prior year acquisition of RBTT.

As a result of the increase in GIL, the ratio of GIL as a percentage of loan and acceptances increased to 1.19% compared to 0.56% last year.

Allowance for credit losses

Total ACL was up $909 million, or 54%, from a year ago reflecting a $465 million increase in the specific allowance and a $444 million increase in the general allowance.

Specific allowance for retail loans increased $94 million, or 67%, from last year primarily due to an increased allowance in the personal loan portfolio in our Other International related to our acquisition of RBTT. Higher specific allowance in our U.S. retail loans and residential mortgage, and in our Canadian residential mortgage and small business, relating to higher impaired loans, also contributed to this increase.

Specific allowance for wholesale loans increased $371 million from a year ago. This increase was largely attributable to higher impaired loans as noted above.

The general allowance increased $444 million, or 36%, from a year ago, reflecting weakening credit quality and volume growth in our Canadian retail and corporate lending portfolios, deteriorating U.S. banking portfolios, and our prior year acquisitions of ANB and RBTT.

Our total coverage ratio (total ACL as a percentage of GIL) has declined to 73% from 115% a year ago. The decrease is primarily driven by our U.S. banking operations mainly within our residential builder finance portfolio as we believe underlying collateral values will give us reasonable recovery rates over time. This coverage ratio remains above levels experienced during the real estate downturn experienced in Canada and U.S. in the early 1990s.

Q1 2009 vs. Q4 2008

Provision for credit losses

Total PCL increased $128 million, or 21%, compared to the prior quarter, largely due to a $124 million increase in specific provisions across both the retail and wholesale portfolios.

Specific PCL for retail loans was up $36 million, or 16%, from last quarter. In Canada, this was due to higher specific provisions related to credit cards and personal loans (mainly unsecured credit lines) primarily reflecting higher loss rates and portfolio growth. In the U.S., provisions increased for personal loans and residential mortgages.

Specific PCL for wholesale loans increased $88 million, or 35%, from the prior quarter. This is largely attributable to our corporate lending portfolio, primarily reflecting an amount related to a specific prime brokerage client in Canada. In U.S. banking, lower provision related to our residential builder finance portfolio were largely offset by higher provisions related to our commercial loan portfolio.

The increase in specific PCL resulted in the ratio of specific PCL as a percentage of loans and acceptances increasing to .80% from .65% in the prior quarter.

Gross impaired loans

Total GIL increased $617 million, or 21%, compared to the prior quarter.

Retail GIL increased $171 million, or 23%, from last quarter. In Canada, higher impaired loans relating to residential mortgages, small business and personal loans contributed to the increase, primarily reflecting recessionary economic conditions and portfolio growth. In the U.S., growth in impaired loans was attributable to residential mortgages, lot loans, and home equity loans. Within Other International, higher impaired residential mortgages in the Caribbean portfolio contributed to the increase.

Wholesale GIL increased $446 million from the prior quarter. The increase was largely attributable to our U.S. banking business, mainly from our residential builder finance and commercial loan portfolios. The increase also reflected higher impaired loans in our corporate lending portfolio related to a few accounts in the U.S. and Canada.

The increase in GIL resulted in the ratio of GIL as a percentage of loan and acceptances increasing to 1.19% compared to 0.96% in the prior quarter.

36        Royal Bank of Canada        First Quarter 2009

Allowance for credit losses

Total ACL was up $280 million, or 12%, from the prior quarter. This comprised a $124 million increase in the specific allowance and a $156 million increase in the general allowance.

Specific allowance for retail loans increased $26 million, or 13%, from last quarter. In Canada, higher specific allowance was spread across our personal loans, residential mortgages and small business portfolios. Higher specific allowance in our U.S. residential mortgages, home equity, and lot loan portfolios also contributed to the increase.

Specific allowance for wholesale loans increased $98 million, or 18%, mainly due to our U.S. commercial loan and residential builder finance portfolios. Higher specific allowance, largely in our Canadian business loan and corporate lending portfolios was due to a few impaired accounts.

The general allowance increased $156 million, or 10%, from the prior quarter reflecting credit deterioration in the corporate lending portfolio, credit deterioration and growth in credit cards and personal loans portfolios in Canada, and weakness in the retail and commercial loans portfolios in the U.S.

Our total coverage ratio (total ACL as a percentage of GIL) has declined to 73% from 79% in the prior quarter. The decrease is primarily driven by our U.S. banking operations mainly within our residential builder finance portfolio as we believe underlying collateral values will give us reasonable recovery rates over time. This coverage ratio remains above levels experienced during the real estate downturn experienced in the early 1990s.

U.S. banking operations

	As at
	January 31	October 31
(C$ millions)	2009	2008
Retail
Residential mortgages	$3,093	$2,922
Home equity	4,576	4,269
Lot loans	1,110	1,142
Credit cards	202	187
Other	317	320
	$9,298	$8,840
Wholesale
Commercial loans	$15,371	$14,588
Residential builder finance loans	2,034	2,116
RBC Real Estate Finance Inc. (REFI)	1,069	1,153
Other	328	585
	18,802	18,442
Total U.S. banking operations loans	$28,100	$27,282

As at January 31, 2009, U.S. banking operations loans totalled $28.1 billion, consisting of $18.8 billion in wholesale loans and $9.3 billion in retail loans. U.S. residential builder finance loans consist of $2.0 billion in our ongoing builder finance business and $1.1 billion in RBC Real Estate Finance Inc. (REFI), a wholly-owned subsidiary set up to manage the wind down of builder finance loans from the out-of-footprint states, primarily in California, Washington, Arizona, Utah, Illinois and Colorado, as well as certain other impaired residential builder finance loans from the in-footprint portfolio.

Approximately 90% of the $211 million in total specific PCL in the U.S. this quarter relates to our U.S. banking operations. Of this amount, approximately 45% relates to our U.S. residential builder finance business, including the REFI portfolio. The balance relates to commercial banking loans and home equity and lot loans and to a lesser extent residential mortgages.

Approximately 85% of the wholesale PCL in the U.S. this quarter relates to U.S. banking operations.

Banking book equities

	As at
	January 31	October 31	January 31
(C$ millions)	2009	2008	2008
Public	$1,287	$1,461	$1,813
Private	1,525	1,630	1,300
Total banking book equity exposures (1)	$2,812	$3,091	$3,113
Accumulated net unrealized losses for regulatory capital purposes (2)	$(670)	$(380)	$(48)

(1)	Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor. Basel II defines banking book equity exposures based on the economic substance of the transaction rather than the legal form or accounting treatment associated with the instrument. As such, differences exist in the identification of equity securities held in the banking book and those reported in Note 3 and 4 to our unaudited Interim Consolidated Financial Statements.
(2)	This amount represents unrealized losses net of income taxes.

Q1 2009 vs. Q1 2008

Banking book equity exposures decreased by $301 million, or 10%, compared to the previous year, largely due to a decline in the market values of our publicly-traded portfolio, partially offset by increases in our private equity holdings as a result of additional holdings.

Accumulated net unrealized losses increased $622 million primarily due to the decline in the market value of our equity holdings.

Q1 2009 vs. Q4 2008

Banking book equity exposures decreased by $279 million, or 9%, and accumulated net unrealized losses increased by $290 million, or 76%, largely due to a decline in the market values of our portfolio holdings.

Royal Bank of Canada        First Quarter 2009        37

Market risk

In the first quarter of 2009 global capital markets continued to exhibit higher volatility than in prior periods. Correlations between risk factors that have traditionally led to high levels of diversification have weakened while volatility has increased. This higher volatility has been incorporated into the global value-at-risk (VaR) scenario model and is a main driver of the increase in both average and end-of-period VaR.

Trading market risk

The following table shows our global VaR for total trading activities under our models based approach for capital by major risk category and also shows the diversification effect, which is calculated as the difference between the global VaR and the sum of the separate risk factor VaRs.

Global VaR

	January 31, 2009				October 31, 2008		January 31, 2008
		For the three months ended				For the three months ended		For the three months ended
(C$ millions)	As at January 31	Average	High	Low	As at October 31	Average	As at January 31	Average
Equity	$9	$12	$21	$6	$8	$12	$11	$15
Foreign exchange	2	5	13	2	8	4	3	2
Commodities	1	1	2	–	1	1	2	2
Interest rate	60	43	69	20	34	32	20	21
Credit specific	9	10	14	7	8	8	6	5
Diversification	(17)	(23)	(32)	(14)	(19)	(23)	(20)	(21)
Global VaR	$64	$48	$70	$26	$40	$34	$22	$24

Q1 2009 vs. Q1 2008

Average global VaR of $48 million for the quarter was up $24 million compared to a year ago. This increase largely reflected an increase in market volatility as well as larger positions in certain interest rate trading businesses. A decrease in diversification from 47% to 32% also contributed to the increase in Global VaR levels.

Q1 2009 vs. Q4 2008

Average global VaR of $48 million for the quarter was up $14 million compared to previous quarter. This increase was primarily due to an increase in market volatility and larger positions in certain interest rate trading businesses as well as a decrease in diversification levels from 40% to 32%.

The global VaR of $64 million at the end of the quarter was up $24 million from the end of last quarter, primarily reflecting an increase in market volatility and positions in certain interest rate trading businesses while diversification dropped from 32% to 21%.

Trading revenue

During the quarter there were six days with net trading losses. Two of the largest net trading loss days, which exceeded global VaR for each respective day, were primarily due to month-end valuation adjustments related to items discussed earlier in the Market environment impacts section. The remaining two large net trading loss days that exceeded global VaR were largely attributable to significant volatility experienced in the equity and credit markets throughout the quarter.

Trading revenue and global VaR (1) (C$ millions)

38        Royal Bank of Canada        First Quarter 2009

Non-trading market risk (Asset/liability management)

Market risk measures – Non-trading banking activities

	January 31						October 31		January 31
	2009						2008		2008
	Economic value of equity risk			Net interest income risk
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Economic value of equity risk	Net interest income risk	Economic value of equity risk	Net interest income risk
Before-tax impact of:
100bp increase in rates	$(423)	$(78)	$(501)	$16	$54	$70	$(508)	$45	$(496)	$53
100bp decrease in rates	372	24	396	(84)	(31)	(115)	448	(90)	386	(87)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.

Q1 2009

The above table provides the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives. During the first quarter of 2009, our interest rate risk exposure was well within our target level.

Capital management

Our capital position strengthened significantly in the current quarter. We raised a total of $3.45 billion of additional regulatory capital in the current quarter, consisting of issuances of $2.3 billion common shares and $1.15 billion preferred shares for general business purposes. The issuance proceeds further supplement the bank’s capital position and provide flexibility to continue to invest in our existing businesses where we are able to generate attractive returns.

The following table presents our regulatory capital and capital ratios. As at January 31, 2009, we were in compliance with the capital targets established by the Office of the Superintendent of Financial Institutions Canada (OSFI).

Regulatory capital, risk-adjusted assets and capital ratios

	Basel II
	As at
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2009	2008	2008
Capital
Tier 1 capital	$28,901	$25,031	$23,444
Total capital	34,112	30,710	26,993
Risk-adjusted assets
Credit risk	$220,464	$229,537	$188,483
Market risk	19,184	17,220	19,070
Operational risk	33,913	31,822	29,942
Total risk-adjusted assets	$273,561	$278,579	$237,495
Transitional capital floor risk-adjustment prescribed by OSFI	–	–	3,711
Total transitional risk-adjusted assets	$273,561	$278,579	$241,206
Capital ratios
Tier 1 capital	10.6%	9.0%	9.7%
Total capital	12.5%	11.0%	11.2%
Assets-to-capital multiple	17.5X	20.1X	22.1X

Q1 2009 vs. Q1 2008

As at January 31, 2009, the Tier 1 capital ratio was 10.6% and the Total capital ratio was 12.5%.

The Tier 1 capital ratio increased by 90 bps from a year ago largely due to capital issuances, as consideration for our prior year acquisitions of RBTT, ANB, PH&N and FBW, the issuance of $2.3 billion common shares and $1.15 billion preferred shares this quarter for general business purposes, and internal capital generated during the period. Higher capital levels were partially offset by higher risk adjusted assets (RAA) and a higher capital deduction for goodwill as a result of the acquisitions.

The Total capital ratio was up 130 bps from the prior year, primarily due to capital issuances and internal capital generation noted above under Tier 1 capital, and the net issuance of subordinated debentures.

RAA were up $32.4 billion, or 13%, from a year ago, as a result of business growth, including our acquisitions as noted above, and the impact of a weaker Canadian dollar on the translated value of foreign currency-denominated assets.

Royal Bank of Canada        First Quarter 2009        39

As at January 31, 2009, our Assets-to-capital multiple of 17.5 times was 4.6 times lower than a year ago largely due to capital issuances, internal capital generation and the revised treatment of general allowances in the calculation of the multiple introduced by OSFI in the second quarter of 2008. Our Assets-to-capital multiple remains below the maximum allowed by OSFI.

Q1 2009 vs. Q4 2008

The Tier 1 capital ratio was up 160 bps from the previous quarter, primarily due to issuances of common and preferred shares, as well as lower RAA.

The Total capital ratio was up 150bps from the prior quarter, largely reflecting capital issuances and lower RAA, partially offset by the redemption of subordinated debentures.

RAA were down $5 billion, or 2%, from last quarter, primarily due to lower RAA for corporate loans and residential mortgages, partially offset by higher operational risk and market risk RAA.

Our Assets-to-capital multiple decreased 2.6 times compared to the fourth quarter of 2008 primarily due to capital issuances and a reduction in on-and-off balance sheet assets.

Selected capital management activity (1)

	For the three months ended
	January 31, 2009
(C$ millions)	Issuance or redemption date	Number of shares (000s)	Dollars per share	Amount
Tier 1
Common shares issued
	December 22, 2008
General business purpose	& January 6, 2009	65,263	$35.25	$2,301
Stock options exercised (2)		450		9
First preferred shares issued
Non-cumulative Series AL (3)	November 3, 2008	12,000	25.00	300
Non-cumulative Series AN (3)	December 8, 2008	9,000	25.00	225
Non-cumulative Series AP (3)	January 14, 2009	11,000	25.00	275
Non-cumulative Series AR (3)	January 29, 2009	14,000	25.00	350
Tier 2
Redemption of January 27, 2014 subordinated debentures (4)	January 27, 2009			500

(1)	For further details about our capital management activity, refer to Note 11 to our unaudited Interim Consolidated Financial Statements.
(2)	Amounts include cash received for stock options exercised during the quarter, the fair value adjustment to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.
(3)	Dividend rate will reset every five years.
(4)	For further details, refer to Note 16 of our 2008 Annual Report.

Share data and dividends

	As at or for the three months ended
	January 31, 2009
(C$ millions, except number of shares and per share amounts)	Number of shares (000s)	Amount	Dividends declared per share
First Preferred (1)
Non-cumulative Series W	12,000	$300	$.31
Non-cumulative Series AA	12,000	300	.28
Non-cumulative Series AB	12,000	300	.29
Non-cumulative Series AC	8,000	200	.29
Non-cumulative Series AD	10,000	250	.28
Non-cumulative Series AE	10,000	250	.28
Non-cumulative Series AF	8,000	200	.28
Non-cumulative Series AG	10,000	250	.28
Non-cumulative Series AH	8,500	213	.35
Non-cumulative Series AJ (2)	16,000	400	.55
Non-cumulative Series AL (2)	12,000	300	.43
Non-cumulative Series AN (2)	9,000	225	–
Non-cumulative Series AP (2)	11,000	275	–
Non-cumulative Series AR (2)	14,000	350	–
Total First Preferred		$3,813
Common shares outstanding	1,406,973	$12,694	$.50
Treasury shares – preferred	(76)	(2)
Treasury shares – common	(1,805)	(88)
Exchangeable shares of RBC PH&N Holdings Inc.	6,413	324	–
Stock options
Outstanding	23,848
Exercisable	18,479
Dividends
Common		702
Preferred		41

(1)	Only the First Preferred Shares Series W has a conversion option which, as at January 31, 2009, was not yet convertible.
(2)	Dividend rate will reset every five years.

40        Royal Bank of Canada        First Quarter 2009

As at February 20, 2009, the number of outstanding common shares and stock options were 1,406,991,000 and 23,513,000, respectively. As at February 20, 2009, the number of Treasury shares – preferred and Treasury shares – common were 45,000 and 1,993,000, respectively.

Economic Capital

	For the three months ended
	January 31	October 31	January 31
(C$ millions average balances)	2009	2008	2008
Credit risk	$10,100	$8,800	$7,400
Market risk (trading and non-trading)	2,800	2,000	1,300
Operational risk	3,400	3,100	2,750
Business and fixed asset risk	2,250	2,450	2,050
Insurance risk	150	150	150
Risk capital	$18,700	$16,500	$13,650
Goodwill and intangibles	12,200	10,550	5,450
Economic Capital	$30,900	$27,050	$19,100
Under/(over) attribution of capital (1)	(1,850)	(50)	3,500
Common equity	$29,050	$27,000	$22,600

(1)	Under/(over) attribution of capital is reported in Corporate Support. Attribution models are currently under review.

Q1 2009 vs. Q1 2008

Economic Capital increased $11.8 billion from a year ago, largely due to an increase in Goodwill and intangibles, Credit risk capital, and Market (Trading) risk capital. Goodwill and intangibles increased mainly due to additional goodwill from our prior year acquisitions of RBTT, ANB, PH&N and FBW, as well as the impact of a weaker Canadian dollar on goodwill denominated in foreign currencies. The increase in Credit risk capital was attributable to business growth, including acquisitions, and the impact of a weaker Canadian dollar on the translated value of foreign currency denominated assets. Market (Trading) risk capital increased primarily due to market volatility and portfolio growth.

Q1 2009 vs. Q4 2008

Economic Capital increased $3.9 billion from the previous quarter, largely due to increases in Goodwill and intangibles, Credit risk and Market (Trading) risk capital. Goodwill and intangibles increased largely due to a reclassification of intangibles as a result of an accounting change in the current quarter, while Credit risk capital increased primarily as a result of business growth, and higher portfolio deterioration. The increase in Market (Trading) risk capital was due to portfolio growth, as well as market volatility.

Subsidiary Capital

The following table provides the Tier 1 and Total capital ratios of our significant banking subsidiary, RBC Bank (USA).

Capital ratios of our significant banking subsidiary

	As at
	January 31 2009	October 31 2008	January 31 2008
RBC Bank (USA) (1), (2), (3)
Tier 1 capital ratio	7.6%	8.2%	10.2%
Total capital ratio	10.8%	11.5%	12.6%

(1)	Calculated using guidelines issued by the U.S. Federal Reserve Board under Basel I, as the U.S. will adopt Basel II no earlier than 2010.
(2)	As the fiscal year runs from January 1 to December 31, the ratios shown are as at December 31, 2008, September 30, 2008 and December 31, 2007, respectively.
(3)	Capital ratios for September 30, 2008 have been updated to reflect revised calculations.

Other considerations affecting capital

As discussed in the capital management section of our 2008 Annual Report, we will begin reporting our financial statements in accordance with IFRS on November 1, 2011. We continue to monitor developments in the accounting environment to assess the impact of adopting IFRS on our capital and disclosure requirements.

Royal Bank of Canada        First Quarter 2009        41

Liquidity and funding risk

Despite global financial conditions remaining weak, we believe our liquidity and funding positions continue to be adequate to execute our strategy. There have been no material changes to our liquidity and funding management framework from December 4, 2008, while levels of liquidity and funding risk remain within our risk tolerance. Except for uncertainty about the timing of the recovery of liquidity in term markets, there are no other known trends, demands, commitments or events that are presently expected to materially change this position.

Our personal deposit franchise constitutes the principal source of constant funding while certain commercial and institutional client groups also maintain relational balances with low volatility profiles. Taken together, these clients represent a highly stable supply of core deposits in most conceivable environments as they typically are less responsive to market developments than transactional lenders and investors due to the impact of deposit insurance and extensive and, at times, exclusive relationships with us. Core deposits consist of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year.

Our liquid assets are primarily a diversified pool of highly rated and liquid marketable securities and include segregated portfolios (in both Canadian and U.S. dollars) of contingency liquidity assets to address potential on- and off-balance sheet liquidity exposures (such as deposit erosion, loan drawdowns and higher collateral demands), that have been estimated through models we have developed or by the scenario analyses and stress tests that we conduct periodically. These portfolios are subject to minimum asset levels and strict eligibility guidelines to ensure ready access to cash in emergencies, including their eligibility as collateral for central bank advances.

While we continue to experience challenging market conditions, during the quarter we further strengthened our liquidity position by issuing $2.3 billion of common shares and $1.15 billion of preferred shares. We continue to have access to senior debt funding, as well as other funding sources.

Credit ratings

The following table presents our major credit ratings as at February 25, 2009, which remain unchanged from December 4, 2008. Our ratings continue to be among the highest of financial institutions globally, and these strong credit ratings support our ability to competitively access unsecured funding markets.

As at February 25, 2009 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aaa	negative
S&P	A-1+	AA-	stable
Fitch	F1+	AA	stable
DBRS	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The table below provides a summary of our future contractual funding commitments.

	January 31					October 31	January 31
	2009					2008	2008
(C$ millions) (1)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$10,802	$26,711	$13,077	$4,986	$55,576	$58,615	$48,162
Covered bonds	36	–	3,329	2,080	5,445	5,248	4,922
Subordinated debentures	222	–	–	7,631	7,853	8,258	5,909
	$11,060	$26,711	$16,406	$14,697	$68,874	$72,121	$58,993

(1)	The amounts presented above exclude accrued interest except for the category “Within 1 year”.

42        Royal Bank of Canada        First Quarter 2009

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets (unaudited)

	January 31	October 31	January 31
(C$ millions)	2009 (1)	2008 (1)	2008 (1)
Assets

Cash and due from banks	$10,199	$11,086	$4,187
Interest-bearing deposits with banks	15,362	20,041	13,664
Securities
Trading	119,637	122,508	150,750
Available-for-sale	52,545	48,626	33,598
	172,182	171,134	184,348
Assets purchased under reverse repurchase agreements and securities borrowed	40,930	44,818	76,419
Loans
Retail	192,988	195,455	174,779
Wholesale	92,941	96,300	72,430
	285,929	291,755	247,209
Allowance for loan losses	(2,493)	(2,215)	(1,591)
	283,436	289,540	245,618
Other
Customers’ liability under acceptances	11,240	11,285	11,700
Derivatives	144,376	136,134	73,345
Premises and equipment, net (2)	2,463	2,471	1,638
Goodwill	9,948	9,977	4,897
Other intangibles (2)	2,196	2,042	1,264
Other assets	20,844	25,331	15,681
	191,067	187,240	108,525
	$713,176	$723,859	$632,761
Liabilities and shareholders’ equity

Deposits
Personal	$142,414	$139,036	$121,351
Business and government	251,849	269,994	229,598
Bank	28,587	29,545	43,467
	422,850	438,575	394,416
Other
Acceptances	11,240	11,285	11,700
Obligations related to securities sold short	31,701	27,507	44,312
Obligations related to assets sold under repurchase agreements and securities loaned	32,370	32,053	40,522
Derivatives	130,196	128,705	74,127
Insurance claims and policy benefit liabilities	7,880	7,385	7,558
Other liabilities	31,276	35,809	26,133
	244,663	242,744	204,352
Subordinated debentures	7,784	8,131	5,865
Trust capital securities	1,399	1,400	1,400
Preferred share liabilities	–	–	300
Non-controlling interest in subsidiaries	2,308	2,371	1,523
Shareholders’ equity
Preferred shares	3,813	2,663	2,050
Common shares (shares issued – 1,406,972,825; 1,341,260,229 and 1,276,634,851)	12,694	10,384	7,328
Contributed surplus	242	242	267
Treasury shares – preferred (shares held – 75,600; 259,700 and 290,100)	(2)	(5)	(6)
Treasury shares – common (shares held – 1,804,551; 2,258,047 and 2,622,469)	(88)	(104)	(119)
Retained earnings (1)	20,060	19,816	18,578
Accumulated other comprehensive income (loss)	(2,547)	(2,358)	(3,193)
	34,172	30,638	24,905
	$713,176	$723,859	$632,761

(1)	Opening retained earnings as at November 1, 2006 has been restated. Refer to Note 1.
(2)	Comparative information has been reclassified as a result of adopting CICA Handbook Section 3064. Refer to Note 1.

Royal Bank of Canada        First Quarter 2009        43

Consolidated Statements of Income (unaudited)

	For the three months ended
(C$ millions)	January 31 2009	October 31 2008	January 31 2008
Interest income
Loans	$3,589	$3,843	$3,930
Securities	1,871	1,711	1,810
Assets purchased under reverse repurchase agreements and securities borrowed	393	586	901
Deposits with banks	86	128	150
	5,939	6,268	6,791
Interest expense
Deposits	2,351	2,792	3,492
Other liabilities	546	666	1,077
Subordinated debentures	101	101	81
	2,998	3,559	4,650
Net interest income	2,941	2,709	2,141
Non-interest income
Insurance premiums, investment and fee income	1,346	111	841
Trading revenue	(126)	(526)	262
Investment management and custodial fees	419	449	433
Mutual fund revenue	327	387	375
Securities brokerage commissions	321	390	333
Service charges	387	371	324
Underwriting and other advisory fees	199	253	216
Foreign exchange revenue, other than trading	167	165	166
Card service revenue	218	182	159
Credit fees	113	124	108
Securitization revenue	348	171	66
Net loss on available-for-sale securities	(270)	(372)	(20)
Other	551	655	243
Non-interest income	4,000	2,360	3,506
Total revenue	6,941	5,069	5,647
Provision for credit losses	747	619	293
Insurance policyholder benefits, claims and acquisition expense	1,076	(86)	616

Non-interest expense
Human resources	2,290	1,954	1,992
Equipment (1)	255	270	220
Occupancy	251	249	214
Communications	170	230	161
Professional fees	125	169	134
Outsourced item processing	72	105	77
Amortization of other intangibles (1)	110	109	70
Other	349	(97)	252
	3,622	2,989	3,120
Income before income taxes	1,496	1,547	1,618
Income taxes	438	428	343
Net income before non-controlling interest	1,058	1,119	1,275
Non-controlling interest in net income of subsidiaries	5	(1)	30
Net income	$1,053	$1,120	$1,245

Preferred dividends	(41)	(27)	(24)
Net income available to common shareholders	$1,012	$1,093	$1,221
Average number of common shares (in thousands)	1,366,868	1,337,753	1,273,862
Basic earnings per share (in dollars)	$.74	$.82	$.96

Average number of diluted common shares (in thousands)	1,379,191	1,353,588	1,286,595
Diluted earnings per share (in dollars)	$.73	$.81	$.95
Dividends per share (in dollars)	$.50	$.50	$.50

(1)	Comparative information has been reclassified as a result of adopting CICA Handbook Section 3064. Refer to Note 1.

44        Royal Bank of Canada        First Quarter 2009

Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2009	2008	2008
Comprehensive income
Net income	$1,053	$1,120	$1,245

Other comprehensive income, net of taxes
Net change in unrealized (losses) gains on available for-sale securities
Net unrealized (losses) gains on available-for-sale securities	(476)	(923)	10
Reclassification of losses on available-for-sale securities to income	171	252	10
	(305)	(671)	20
Foreign currency translation adjustments
Unrealized foreign currency translation gains	178	3,581	1,010
Reclassification of gains on foreign currency translation to income	(1)	–	–
Net foreign currency translation losses from hedging activities	(19)	(1,678)	(696)
	158	1,903	314
Net change in cash flow hedges
Net losses on derivatives designated as cash flow hedges	(41)	(125)	(323)
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(1)	36	2
	(42)	(89)	(321)
Other comprehensive income (loss)	(189)	1,143	13
Total comprehensive income	$864	$2,263	$1,258

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	January 31	October 31	January 31
(C$ millions)	2009 (1)	2008 (1)	2008 (1)
Preferred shares
Balance at beginning of period	$2,663	$2,263	$2,050
Issued	1,150	400	–
Balance at end of period	3,813	2,663	2,050
Common shares
Balance at beginning of period	10,384	10,308	7,300
Issued	2,310	76	34
Purchased for cancellation	–	–	(6)
Balance at end of period	12,694	10,384	7,328
Contributed surplus
Balance at beginning of period	242	251	235
Renounced stock appreciation rights	–	(3)	(2)
Stock-based compensation awards	(8)	4	27
Other	8	(10)	7
Balance at end of period	242	242	267
Treasury shares – preferred
Balance at beginning of period	(5)	(10)	(6)
Sales	5	10	4
Purchases	(2)	(5)	(4)
Balance at end of period	(2)	(5)	(6)
Treasury shares – common
Balance at beginning of period	(104)	(98)	(101)
Sales	28	–	7
Purchases	(12)	(6)	(25)
Balance at end of period	(88)	(104)	(119)
Retained earnings
Balance at beginning of period (1)	19,816	19,397	18,047
Net income	1,053	1,120	1,245
Preferred share dividends	(41)	(27)	(24)
Common share dividends	(702)	(670)	(638)
Premium paid on common shares purchased for cancellation	–	–	(49)
Issuance costs and other	(66)	(4)	(3)
Balance at end of period	20,060	19,816	18,578
Accumulated other comprehensive income (loss)
Transition adjustment – Financial instruments	(45)	(45)	(45)
Unrealized gains and losses on available-for-sale securities	(1,373)	(1,068)	(45)
Unrealized foreign currency translation gains and losses, net of hedging activities	(644)	(802)	(2,893)
Gains and losses on derivatives designated as cash flow hedges	(485)	(443)	(210)
Balance at end of period	(2,547)	(2,358)	(3,193)
Retained earnings and Accumulated other comprehensive income	17,513	17,458	15,385
Shareholders’ equity at end of period	$34,172	$30,638	$24,905

(1)	Opening retained earnings as at November 1, 2006 has been restated. Refer to Note 1.

Royal Bank of Canada        First Quarter 2009        45

Consolidated Statements of Cash Flows (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2009	2008	2008
Cash flows from operating activities
Net income	$1,053	$1,120	$1,245
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	747	619	293
Depreciation (1)	95	86	73
Future income taxes	(277)	14	(183)
Amortization of other intangibles (1)	110	109	70
Gain on sale of premises and equipment	(4)	(5)	(4)
Gain on loan securitizations	(365)	(83)	(22)
(Gain) loss on available-for-sale securities	(12)	58	(10)
Writedown of available-for-sale securities	280	331	28
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	495	(223)	275
Net change in accrued interest receivable and payable	(398)	(47)	99
Current income taxes	225	(1,095)	(1,535)
Derivative assets	(8,242)	(67,035)	(6,760)
Derivative liabilities	1,491	62,082	2,117
Trading securities	4,332	12,360	(2,313)
Net change in brokers and dealers receivable and payable	2,909	(627)	1,416
Other	(2,054)	(3,701)	(1,412)
Net cash from (used in) operating activities	385	3,963	(6,623)
Cash flows used in investing activities
Change in interest-bearing deposits with banks	4,679	(6,715)	(1,783)
Change in loans, net of loan securitizations	(4,773)	(27,588)	(10,633)
Proceeds from loan securitizations	7,797	2,940	1,503
Proceeds from sale of available-for-sale securities	5,210	2,195	940
Proceeds from maturity of available-for-sale securities	2,857	2,962	5,839
Purchases of available-for-sale securities	(10,709)	(5,511)	(8,265)
Net acquisitions of premises and equipment and software	(156)	(458)	(267)
Change in assets purchased under reverse repurchase agreements and securities borrowed	3,888	11,389	(12,106)
Net cash used in acquisitions	–	(20)	(9)
Net cash from (used in) investing activities	8,793	(20,806)	(24,781)
Cash flows from financing activities
Change in deposits	(15,725)	29,484	29,211
Repayment of subordinated debentures	(500)	–	(500)
Issue of preferred shares	1,150	400	–
Redemption of preferred shares for cancellation	–	(300)	–
Issue of common shares	2,310	71	32
Purchase of common shares for cancellation	–	–	(55)
Sales of treasury shares	33	10	11
Purchase of treasury shares	(14)	(11)	(29)
Dividends paid	(696)	(696)	(661)
Issuance costs	(61)	(5)	–
Dividends/distributions paid by subsidiaries to non-controlling interests	1	(1)	(30)
Change in obligations related to assets sold under repurchase agreements and securities loaned	317	4,238	3,489
Change in obligations related to securities sold short	4,194	(14,189)	(377)
Change in short-term borrowings of subsidiaries	(1,177)	653	161
Net cash from (used in) financing activities	(10,168)	19,654	31,252
Effect of exchange rate changes on cash and due from banks	103	704	113
Net change in cash and due from banks	(887)	3,515	(39)
Cash and due from banks at beginning of period	11,086	7,571	4,226
Cash and due from banks at end of period	$10,199	$11,086	$4,187

Supplemental disclosure of cash flow information
Amount of interest paid in period	$3,585	$3,353	$4,891
Amount of income taxes (recovery) paid in period	$(193)	$124	$1,504

(1)	Comparative information has been reclassified as a result of adopting CICA Handbook Section 3064. Refer to Note 1.

46        Royal Bank of Canada        First Quarter 2009

Notes to the Interim Consolidated Financial Statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share and percentage amounts)

These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited Consolidated Financial Statements for the year ended October 31, 2008, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended October 31, 2008, and the accompanying notes included on pages 132 to 200 in our 2008 Annual Report to Shareholders (2008 Annual Report). In the opinion of management, all adjustments necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

Accounting adjustments

During the quarter, we identified the following errors pertaining to prior periods: an under accrual of $90 million ($62 million after-tax) of our card points liability; a $63 million ($43 million after-tax) over capitalization of software development costs; and a $15 million understatement of income taxes. These errors are not material to the periods to which they relate. However, as correcting the errors in the current quarter would have materially distorted net income for the quarter, we have corrected them by decreasing opening retained earnings for the quarter ended January 31, 2007 by $120 million.

Significant accounting changes

Goodwill and Intangible Assets

On November 1, 2008, we adopted Canadian Institute of Chartered Accountants (CICA) Handbook section 3064, Goodwill and Intangible Assets (Section 3064). Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. The CICA’s

Emerging Issues Committee (EIC) Abstract No. 27, Revenues and Expenditures During the Pre-operating Period, is no longer applicable once Section 3064 has been adopted. As a result of adopting Section 3064, we have reclassified $805 million of software from Premises and equipment to Other intangibles on our Consolidated Balance Sheets ($789 million at October 31, 2008) and corresponding depreciation of $53 million from Non-interest expense – Equipment to Non-interest expense – Amortization of other intangibles on our Consolidated Statements of Income ($221 million for the year ended October 31, 2008; $48 million for the quarter ended January 30, 2008).

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the EIC issued Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC-173). EIC-173 requires an entity to take into account its own credit risk and that of the relevant counterparty(s) when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC, which was effective for us on November 1, 2008, had no impact on our financial position or results of operations because we had been incorporating the aforementioned credit risks into our valuation methodology before the EIC was issued.

Note 2: Goodwill impairment testing

In accordance with Section 3064, we evaluate our goodwill for impairment at least annually and more often if events or circumstances indicate it may be impaired. As stated in Note 10 to our 2008 Annual Consolidated Financial Statements, based upon the results of our most recent annual assessment, we determined that our goodwill was not impaired as at October 31, 2008. During the current quarter, we determined that the continuing impact of the economic environment on our International Banking reporting unit in particular was an indicator that its goodwill should be tested for potential impairment. Another such indicator was the fact that RBC Bank (USA), which is a component of the International Banking reporting unit, is conducting its annual goodwill impairment testing and the preliminary results indicate that an impairment loss will likely be recorded in its stand-alone financial statements for the year ended December 31, 2008. Our International Banking segment comprises two reporting units: International Banking, which is primarily comprised of RBC Bank (USA), RBTT Financial Group, and our legacy Caribbean banking business, and Institutional Investor Services which is operated through our joint venture, RBC Dexia Investor Services.

We conducted the first of a two-step process to determine whether the goodwill of the International Banking reporting unit is impaired. The results of this first step, which involves comparing the fair value of a reporting unit to its carrying value, including goodwill, indicated that the fair value of the International banking reporting unit is below its carrying value, suggesting that the $4.6 billion of goodwill assigned to this reporting unit may be impaired; consequently, we have commenced step two of the impairment assessment to determine the amount of the potential impairment loss, if any.

Section 3064 requires that when the second step of a goodwill impairment analysis is not complete before the financial statements are issued, and a goodwill impairment is probable and can be reasonably estimated, the best estimate of that loss should be recognized in the financial statements. We have been unable, as of the date of issuing these financial statements, to advance step two of our testing to the point where we can reasonably estimate the impairment loss, if any, and thus have not recorded an amount in these financial statements. We have been unable to reasonably estimate the loss because of the complexities involved in determining the fair value of substantially all of our International Banking reporting unit’s assets and liabilities that are not currently recorded at fair value on its balance sheet, such as loans, real estate and other intangibles, which process has been exacerbated by the impact of the current economic environment. In addition, the purchase price equation for RBTT Financial Group (RBTT) which we acquired in June 2008 and which is a significant component of the International Banking reporting unit, has not been finalized.

The second step of our goodwill impairment testing will be completed during our second quarter ending April 30, 2009, with any impairment loss recorded in net income for that period. If an impairment loss is recorded, it may be material to our second quarter net income.

Royal Bank of Canada        First Quarter 2009        47

Note 3: Fair values of financial instruments

Deferred unrealized gains or losses at inception

The following table summarizes changes in the aggregate amount of deferred unrealized gains at inception for financial instruments for each of the three-month periods ended January 31, 2009, October 31, 2008 and January 31, 2008. The deferred unrealized gains at inception primarily arise in equity structured notes, structured credit and interest rate derivatives, and stable value contracts on bank-owned life insurance policies.

	As at and for the three months ended
	January 31 2009	October 31 2008	January 31 2008
Deferred unrealized gains not yet recognized in net income, as at beginning of period	$198	$180	$186
Add: Deferred unrealized gains (losses) arising during the period	–	22	(2)
Less: Deferred gains reclassified to net income during the period	10	4	4
Deferred unrealized gains, as at end of period	$188	$198	$180

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values of financial instruments as at January 31, 2009 and October 31, 2008:

	As at January 31, 2009							As at October 31, 2008
	Carrying value and fair value of
	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for- trading	Available-for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities (1)	Available-for-sale instruments measured at cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets
Securities
Trading	$103,926	$15,711	$–	$–	$–	$119,637	$119,637	$122,508	$122,508
Available-for-sale	–	–	50,976	–	1,569	52,545	52,545	48,626	48,626
Total securities	$103,926	$15,711	$50,976	$–	$1,569	$172,182	$172,182	$171,134	$171,134
Assets purchased under reverse repurchase agreements and securities borrowed	$–	$13,579	$–	$27,351	$–	$40,930	$40,930	$44,818	$44,818
Loans
Retail	$–	$–	$–	$191,878	$–	$191,878	$191,878	$194,448	$198,127
Wholesale	–	5,211	–	86,347	–	91,558	91,558	95,092	95,752
Total loans	$–	$5,211	$–	$278,225	$–	$283,436	$283,436	$289,540	$293,879
Other
Derivatives	$144,376	$–	$–	$–	$–	$144,376	$144,376	$136,134	$136,134
Other assets	–	152	–	26,335	–	26,487	26,487	31,039	31,039
Financial liabilities
Deposits
Personal	$–	$1,335	$–	$141,079	$–	$142,414	$142,414	$139,036	$139,859
Business and government (2)	–	54,256	–	197,593	–	251,849	251,849	269,994	270,026
Bank (3)	–	6,416	–	22,171	–	28,587	28,587	29,545	29,545
Total deposits	$–	$62,007	$–	$360,843	$–	$422,850	$422,850	$438,575	$439,430
Other
Obligations related to securities sold short	$31,701	$–	$–	$–	$–	$31,701	$31,701	$27,507	$27,507
Obligations related to assets sold under repurchase agreements and securities loaned	–	16,374	–	15,996	–	32,370	32,370	32,053	32,053
Derivatives	130,196	–	–	–	–	130,196	130,196	128,705	128,705
Other liabilities	–	–	–	38,526	–	38,526	38,526	42,271	42,458
Subordinated debentures	–	72	–	7,712	–	7,784	7,784	8,131	7,686
Trust capital securities	–	–	–	1,399	–	1,399	1,399	1,400	1,448

(1)	The fair value is not materially different than the carrying value.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

48        Royal Bank of Canada        First Quarter 2009

Note 3: Fair values of financial instruments (continued)

Reclassification of financial instruments

As reported in Note 3 to our 2008 Annual Consolidated Financial Statements, as of August 1, 2008, we had reclassified certain securities from the held-for-trading category to available-for-sale in accordance with the CICA’s amendments to Sections 3855, 3861 and 3862. Current quarter information regarding these securities and additional mortgage-backed securities (MBS) that were reclassified but not included in the table entitled “Reclassification of securities from held-for-trading securities to available-for-sale” in Note 3 to our 2008 Annual Consolidated Financial Statements, is presented in the following table:

Financial assets	Total carrying value and fair value as at January 31, 2009	Total carrying value and fair value as at October 31, 2008	Change in fair value during the period from November 1, 2008 to January 31, 2009 (1)	Interest income/ gains recognized in net income during the period from November 1, 2008 to January 31, 2009
U.S. state, municipal and agency debt	$4,300	$4,358	$11	$40
Mortgage-backed securities	881	980	(131)	27
Asset-backed securities	1,357	1,324	33	7
Corporate debt and other debt	581	593	(7)	6
	$7,119	$7,255	$(94)	$80

(1)	The change in fair value excludes any draw downs or redemptions on these securities during the first quarter of 2009.

Financial instruments designated as held-for-trading using the fair value option

The following table presents information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets as at January 31, 2009 and January 31, 2008. We measure the change in the fair value of loans and receivables designated as held-for-trading due to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in fair value calculated using the appropriate risk-free yield curves.

	January 31, 2009
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2008 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2008	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$6,745	$6,745	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	13,579	13,579	–	–	–	–	–
Loans – Wholesale	5,211	5,211	27	(280)	896	(40)	28
Total	$25,535	$25,535	$27	$(280)	$896	$(40)	$28

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

	January 31, 2008
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2007 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2007	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$3,877	$3,877	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	28,434	28,434	–	–	–	–	–
Loans – Wholesale	3,668	3,243	(56)	(74)	1,597	38	56
Total	$35,979	$35,554	$(56)	$(74)	$1,597	$38	$56

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

Royal Bank of Canada        First Quarter 2009        49

Note 3: Fair values of financial instruments (continued)

The following table presents the changes in the fair value of our financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturity amounts and carrying values. In order to determine the change during a year in the fair value of a financial liability that we have designated as held-for-trading, we calculate the present value of the instrument’s contractual cash flows using rates as at the beginning of the year: first, using an observed discount rate that reflects our credit spread and, again, using a rate that excludes our credit spread. We then compare the difference between those values to the difference between the same calculations using rates at the end of the period.

	January 31, 2009
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2008 attributable to changes in RBC credit spread	Cumulative change in fair value (1)
Term deposits
Personal	$1,394	$1,335	$(59)	$(13)	$(59)
Business and government (2)	54,669	54,256	(413)	(59)	(583)
Bank (3)	6,419	6,416	(3)	1	(3)
Total term deposits	$62,482	$62,007	$(475)	$(71)	$(645)
Obligations related to assets sold under repurchase agreements and securities loaned	$16,377	$16,374	$(3)	$–	$–
Subordinated debentures	137	72	(65)	(30)	(78)
Total	$78,996	$78,453	$(543)	$(101)	$(723)

(1)	The cumulative change attributable to changes in our credit spread is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

	January 31, 2008
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2007 attributable to changes in RBC credit spread	Cumulative change in fair value (1)
Term deposits
Personal	$2,348	$2,284	$(64)	$(5)	$(11)
Business and government (2)	53,722	53,660	(62)	(123)	(197)
Bank (3)	15,428	15,418	(10)	–	(1)
Total term deposits	$71,498	$71,362	$(136)	$(128)	$(209)
Obligations related to assets sold under repurchase agreements and securities loaned	$25,110	$25,108	$(2)	$–	$–
Subordinated debentures	94	82	(12)	(8)	(15)
Total	$96,702	$96,552	$(150)	$(136)	$(224)

(1)	The cumulative change attributable to changes in our credit spread is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

Note 4: Unrealized gains and losses on Available-for-sale securities

The following table presents the gross unrealized gains and unrealized losses on Available-for-sale securities (1).

	As at
	January 31, 2009				October 31, 2008
	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Canadian government debt
Federal	$14,432	$643	$(13)	$15,062	$13,123	$422	$(1)	$13,544
Provincial and municipal	1,103	22	(2)	1,123	674	5	(1)	678
U.S. state, municipal and agency debt	9,327	77	(381)	9,023	9,230	16	(356)	8,890
Other OECD government debt	1,491	9	(1)	1,499	1,271	4	(1)	1,274
Mortgage-backed securities	4,203	8	(952)	3,259	4,280	4	(734)	3,550
Asset-backed securities	5,107	8	(470)	4,645	5,192	11	(407)	4,796
Corporate debt and other debt	15,200	246	(699)	14,747	13,301	136	(453)	12,984
Equities	3,686	4	(662)	3,028	3,057	4	(378)	2,683
Loan substitute securities	256	—	(97)	159	256	—	(29)	227
	$54,805	$1,017	$(3,277)	$52,545	$50,384	$602	$(2,360)	$48,626

(1)	Includes $192 million (October 31, 2008—$205 million) held-to-maturity securities.

50        Royal Bank of Canada        First Quarter 2009

Note 4: Unrealized gains and losses on Available-for-sale securities (continued)

Available-for-sale and held-to-maturity securities are assessed for impairment at each reporting date and more frequently when conditions warrant. Our impairment review is primarily based on the factors described in Note 1 to our 2008 Annual Consolidated Financial Statements. Depending on the nature of the securities under review, we apply a consistent methodology and approach in assessing whether it is probable that the cost of the security would be recovered.

These include cash flow projection models which incorporate actual and projected cash flows using a number of assumptions and inputs that are based on security-specific factors, including collateral, internal and external ratings, subordination and other market factors. The inputs include default, prepayment and recovery rates, are based on updated market data provided by a third-party vendor. Management modifies these factors where the history is not considered to be indicative of future behaviour and/or there are model limitations. We used this approach to assess our MBS and a number of our complex instruments included in our asset-backed securities (ABS) and corporate and other debt portfolios.

With respect to securities where, based on management’s judgment, it was not probable that the amortized cost would be recovered, the securities were deemed to be other-than-temporarily impaired and were written down to their fair value. In addition, securities which management was not certain we would hold until maturity or that the value of the security would recover prior to its disposition were also deemed to be other-than-temporarily impaired and were written down to their fair value.

As at January 31, 2009, our unrealized losses on available-for-sale and held-to-maturity securities were $3,277 million. The majority of the $381 million unrealized loss on U.S. state, municipal and agencies debt securities relate to U.S. agency MBS and U.S. auction rate securities (ARS), including certain securities that were reclassified from held-for-trading and repurchased from our retail brokerage clients. The issuing agencies are supported by the U.S. government and the unrealized losses on these securities largely reflect the liquidity concerns in the current market.

The MBS largely consist of U.S. Alt-A, U.S. non-agency MBS and $199 million of U.S. subprime securities. The U.S. Alt-A and the non-agency MBS are high quality super-senior tranches with credit support through subordination, overcollateralization, and excess spread. The unrealized losses of $952 million largely reflect the impact of increased market spreads.

ABS mainly comprised insured student loans including U.S. ARS that were reclassified to available-for-sale on August 1, 2008,

collateralized loan obligations (CLOs), U.S. uninsured student loans and commercial MBS. The majority of these instruments are highly rated with significant credit support and experienced moderate price declines over the year resulting in $470 million of unrealized losses or 10% of the portfolio value. Corporate and other debt mainly includes corporate bonds, non-OECD government bonds and structured notes securities. The corporate bonds are well diversified across issuers and sectors, with U.S. and global financial institutions being the largest concentration. The non-OECD government securities are primarily related to Caribbean countries where we have ongoing operations. The structured notes are predominately supported by high quality Canadian credit card loans. The unrealized losses on the ABS and corporate and other debt are primarily attributable to widening credit spreads caused by the ongoing disruption in the financial markets, and the continual weakening of the U.S. housing market. However, based on the underlying credit of the issuers or the fact that some of these securities are overcollateralized, have excess spread to support the credit of the bonds, or are at least A-rated, we believe that the future cash flows will be sufficient to enable us to recover the amortized costs of these securities by their maturity dates.

Equity holdings are largely comprised of publicly traded equity and preferred shares of Canadian financial institutions. To a lesser extent, we also hold investments in other public, private and venture companies. A substantial portion of the $662 million unrealized losses related to publicly traded Canadian bank shares we hold to economically hedge certain stock based compensation programs. While their share prices are under pressure due to current market conditions, these banks are well capitalized, continue to generate strong earnings and continue to pay dividends.

Management believes that the unrealized losses on the aforementioned securities as at January 31, 2009, are temporary in nature and has the ability and intent to hold them until their value recovers which may be on maturity of the debt securities.

Impairment loss recognized

When we determine that a security is other-than-temporarily impaired, the amortized cost of the security is written down to fair value and the previously unrealized loss is reclassified from Accumulated other comprehensive income (AOCI) to net income. During the quarter ended January 31, 2009, $280 million (January 31, 2008 - $28 million) of impairment losses on Available-for-sale securities that we deemed to be other-than-temporary were recognized in net income.

Royal Bank of Canada        First Quarter 2009        51

Note 5: Allowance for loan losses and impaired loans

Allowance for loan losses

	As at January 31 2009						As at October 31 2008
	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other adjust- ments (1)	Balance at end of period	Balance at end of period
Retail
Residential mortgages	$30	$(7)	$–	$16	$1	$40	$30
Personal	161	(148)	17	144	(1)	173	161
Credit cards	–	(96)	12	83	1	–	–
Small business (2)	17	(14)	2	15	1	21	17
	$208	$(265)	$31	$258	$2	$234	$208
Wholesale
Business (3)	$559	$(252)	$12	$340	$(2)	$657	$559
Sovereign (4)	–	–	–	–	–	–	–
Bank (5)	–	–	–	–	–	–	–
	$559	$(252)	$12	$340	$(2)	$657	$559
Specific allowances	$767	$(517)	$43	$598	$–	$891	$767
Retail
Residential mortgages	$20	$–	$–	$(2)	$(2)	$16	$20
Personal	461	–	–	53	3	517	461
Credit cards	270	–	–	25	1	296	270
Small business (2)	47	–	–	–	–	47	47
	$798	$–	$–	$76	$2	$876	$798
Wholesale
Business (3)	$650	$–	$–	$71	$5	$726	$650
Sovereign (4)	–	–	–	–	–	–	–
Bank (5)	–	–	–	–	–	–	–
	$650	$–	$–	$71	$5	$726	$650
Allowance for off-balance sheet and other items	$84	$–	$–	$2	$–	$86	$84
General allowance	$1,532	$–	$–	$149	$7	$1,688	$1,532
Total allowance for credit losses	$2,299	$(517)	$43	$747	$7	$2,579	$2,299
Allowance for off-balance sheet and other items (6)	(84)	–	–	(2)	–	(86)	(84)
Total allowance for loan losses	$2,215	$(517)	$43	$745	$7	$2,493	$2,215

(1)	Primarily represents the translation impact of foreign currency-denominated allowance for loan losses.
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes $65 million (October 31, 2008– $65 million) of provisions related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(5)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(6)	The allowance for off-balance sheet and other items is reported separately under Other liabilities.

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either (i) less than 90 days past due, or (ii) fully secured and collection efforts are reasonably expected to result in repayment. Credit card balances are written off when a payment is 180 days in arrears.

Loans past due but not impaired

	As at January 31, 2009				As at October 31, 2008
	1-29 days	30-89 days	90 days and greater	Total	1-29 days	30-89 days	90 days and greater	Total
Retail	$3,015	$1,292	$271	$4,578	$2,873	$1,153	$246	$4,272
Wholesale	1,885	761	206	2,852	1,830	649	114	2,593
Total	$4,900	$2,053	$477	$7,430	$4,703	$1,802	$360	$6,865

52        Royal Bank of Canada        First Quarter 2009

Note 5: Allowance for loan losses and impaired loans (continued)

Impaired loans (1)

	As at
	January 31 2009			October 31 2008
	Gross	Specific allowances	Net	Net
Retail
Residential mortgages	$450	$(40)	$410	$310
Personal	397	(173)	224	187
Small business (2)	52	(21)	31	23
	$899	$(234)	$665	$520
Wholesale
Business (3)	$2,641	$(657)	$1,984	$1,636
Sovereign (4)	–	–	–	–
Bank (5)	–	–	–	–
	$2,641	$(657)	$1,984	$1,636
Total	$3,540	$(891)	$2,649	$2,156

(1)	Average balance of gross impaired loans for the three months ended January 31, 2009, was $3,232 million (October 31, 2008 – $2,540 million).
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes gross and net impaired loans of $204 million (October 31, 2008—$203 million) and $139 million (October 31, 2008 — $138 million), respectively, related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(5)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

The principal collateral and other credit enhancements we hold as security for retail loans include: (i) mortgage insurance, mortgages over residential real estate and properties, (ii) recourse to the personal assets being financed such as automobiles, as well as personal guarantees, term deposits and securities; for wholesale loans they include: (i) recourse to business assets such as real estate, equipment, inventory, accounts receivable and intangible assets, and (ii) recourse to the commercial real estate properties being financed.

During the quarter ended January 31, 2009, we acquired $1,351 million of assets in respect of problem loans (quarter ended October 31, 2008- $43 million). The related reduction in the Allowance for credit losses was $9 million (quarter ended October 31, 2008 – $25 million).

Note 6: Securitizations

Securitization activity for the three months ended

	January 31 2009 (1),(6)		October 31 2008 (1),(6)		January 31 2008 (1)
	Canadian residential mortgage loans (2),(3)	U.S. residential mortgage loans (4),(5)	Canadian residential mortgage loans (2),(3)	U.S. residential mortgage loans (4),(5)	Canadian residential mortgage loans (2),(3)	U.S. residential mortgage loans (4),(5)	U.S. commercial mortgage loans (2),(7)
Securitized and sold	$7,590	$291	$2,821	$138	$1,250	$98	$166
Net cash proceeds received	7,505	292	2,799	141	1,240	98	156
Asset-backed securities purchased	–	–	–	–	–	–	9
Retained rights to future excess interest	449	–	102	–	33	–	–
Pre-tax gain (loss) on sale	364	1	80	3	23	–	(1)
(1)	We did not securitize any credit card loans during the period.
(2)	We did not recognize an asset or liability for our servicing rights with respect to the securitized loans as we received adequate compensation for our services.
(3)	Canadian insured residential mortgage loans securitized during the quarter through the creation of mortgage-backed securities and retained as at January 31, 2009 were $3,043 million (October 31, 2008 — $5,237 million). These securities are carried at fair value and are all insured.
(4)	U.S. residential mortgage loans securitized and sold include insured and non-insured mortgages. None of these securities were retained.
(5)	We recognized nominal servicing rights on our U.S. residential mortgage loans securitized and sold during the period.
(6)	We did not securitize any U.S. commercial mortgage loans during the period.
(7)	During the quarter ended January 31, 2008, the net cash proceeds received represent gross proceeds of $165 million less funds used to purchase notes of $9 million. The principal value of the notes was $10 million.

The key assumptions used to value the retained interests at the date of securitization for activities during the quarter ended January 31, 2009, are summarized below.

Key assumptions (1), (2)

	Canadian residential mortgage loans
	Variable rate	Fixed rate
Expected weighted average life of prepayable receivables (in years)	2.40	3.52
Payment rate	39.57%	17.66%
Excess spread, net of credit losses	1.00	3.58
Discount rate	.94-3.07%	.74-3.07%

(1)	All rates are annualized except the payment rate for credit card loans, which is monthly.
(2)	This analysis is not applicable for commercial mortgage loans securitizations as we have not retained rights to future excess spread in these transactions.
n.a.	not applicable

Royal Bank of Canada        First Quarter 2009        53

Note 6: Securitizations (continued)

In addition to the above securitization transactions, we sold $23 million of whole loans in U.S. commercial real estate mortgages for multi-family properties to third-party investors at their principal amounts during the three months ended January 31, 2009 ($29 million during the three months ended October 31, 2008). The gains on these sales were nominal. None were sold during the first quarter of 2008.

We also sold $86 million of whole loans in U.S. residential mortgages to third-party investors at their principal amounts during the three months ended January 31, 2009 ($72 million and $28 million during the three months ended October 31, 2008 and January 31, 2008, respectively). The gains on these sales were $2 million during the three months ended January 31, 2009 ($1 million and nominal during the three months ended October 31, 2008 and January 31, 2008, respectively).

Note 7: Derivative financial instruments and hedging activities

The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at January 31, 2009				As at October 31, 2008
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
Derivatives and non-derivative financial instruments	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)
Assets
Derivative financial instruments (2)	$1,462	$2,162	$424	$140,328	$879	$1,397	$355	$133,503
Liabilities
Derivative financial instruments (2)	$2,283	$127	$182	$127,604	$1,597	$61	$1,229	$125,818
Non-derivative financial instruments (3)	–	335	5,993	n.a.	–	449	5,886	n.a.

(1)	Includes $3 million of stable value contracts on bank-owned life insurance policies (October 31, 2008 – $2 million).
(2)	All derivative instruments are carried at fair value.
(3)	Non-derivative instruments are carried at amortized cost.
n.a.	not applicable

Hedging activities

	For the three months ended January 31, 2009					For the three months ended January 31, 2008
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI (1)		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI (1)
Fair value hedges
Ineffective portion	$(6)	$	n.a.	$	n.a.	$(1)	$	n.a.	$	n.a.
Cash flow hedges
Ineffective portion	9		n.a.		n.a.	(7)		n.a.		n.a.
Effective portion	n.a.		n.a.		(41)	n.a.		n.a.		(323)
Reclassified to income during the period (2)	n.a.		1		n.a.	n.a.		(3)		n.a.
Net investment hedges
Foreign currency gains	n.a.		n.a.		178	n.a.		n.a.		1,010
Losses from hedges	n.a.		n.a.		(19)	n.a.		n.a.		(696)
	$3		$1		$118	$(8)		$(3)		$(9)

(1)	OCI refers to Other comprehensive income.
(2)	After-tax gains of $1 million were reclassified from AOCI to income for the three months ended January 31, 2009 (three months ended January 31, 2008 – losses of $2 million).
n.a.	not applicable

Fair value of derivative instruments by term to maturity

	As at
	January 31				October 31
	2009				2008
	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
Derivative assets (1)	$40,252	$56,144	$49,092	$145,488	$136,227
Derivative liabilities	34,922	49,977	45,297	130,196	128,705

(1)	Market and credit valuation adjustments that are determined on an instrument-specific basis are included. For the remaining instruments, these adjustments are determined on a pooled basis and thus, have been excluded. Derivative assets exclude market and credit valuation adjustments of $(1,380) million (October 31, 2008 – $(1,117) million) and margin requirements of $268 million (October 31, 2008 – $1,024 million).

54        Royal Bank of Canada        First Quarter 2009

Note 8: Significant acquisitions

International Banking

In February 2008, RBC Bancorporation (USA), completed the acquisition of Alabama National BanCorporation (ANB) and in June 2008, we also completed the acquisition of RBTT. The purchase price allocations of these acquisitions are preliminary and may be revised when estimates and assumptions are finalized and the valuation of assets and liabilities is completed. The purchase consideration and the preliminary purchase price allocation for each of these acquisitions is set out below:

	ANB	RBTT
Acquisition date	February 22, 2008	June 16, 2008
Percentage of shares acquired	100%	100%
Purchase consideration in the currency of the transaction	Total cash payment of US$939 million and 16.4 million RBC common shares valued at US$49.9067 each	Total cash payment of TT$8.3 billion and 18.2 million RBC common shares valued at US$48.2540 each
Purchase consideration in Canadian dollar equivalent	$ 1,779	$ 2,280
Fair value of tangible assets acquired (1)	$ 7,415	$ 8,787
Fair value of liabilities assumed (2)	(7,054)	(8,200)
Fair value of identifiable net assets acquired	361	587
Core deposit intangibles (3)	91	256
Goodwill	1,327	1,437
Total purchase consideration	$ 1,779	$ 2,280

(1)	Included in the fair value of tangible assets acquired from ANB are loans of approximately $140 million that have been identified for sale.
(2)	Includes future income tax liabilities of $32 million and $31 million related to the intangible assets acquired for ANB and RBTT, respectively.
(3)	Core deposit intangibles are amortized on a straight-line basis over an estimated average useful life of seven years.

Wealth Management

In May 2008, we completed the acquisition of Phillips, Hager & North Investment Management Ltd. (PH&N). In June 2008, we completed the acquisition of Ferris, Baker Watts, Incorporated (FBW). The purchase price allocations of these acquisitions, which are set out below, are preliminary and have not been finalized because the valuation of certain assets and liabilities has not been completed.

	PH&N	FBW
Acquisition date	May 1, 2008	June 20, 2008
Percentage of shares acquired	100%	100%
Purchase consideration in the currency of the transaction (1)	20.2 million RBC common shares and 6.75 million exchangeable shares of a wholly owned subsidiary of RBC valued at $48.0025 each	Total cash payment of US$27 million and 4.8 million RBC common shares valued at US$48.2485 each
Purchase consideration in Canadian dollar equivalent	$ 1,297	$ 265
Fair value of tangible assets acquired	$ 57	$ 421
Fair value of liabilities assumed (2)	(181)	(301)
Fair value of identifiable net assets acquired	(124)	120
Customer relationships (3)	423	7
Goodwill	998	138
Total purchase consideration	$ 1,297	$ 265

(1)	The exchangeable shares issued for the acquisition of PH&N will be exchanged on a one-for-one basis for RBC common shares three years after closing in accordance with the purchase agreement.
(2)	Includes future income tax liabilities of $127 million and $3 million related to the intangible assets acquired for PH&N and FBW, respectively.
(3)	Customer relationships are amortized on a straight-line basis over an estimated average useful life of 11 years and 7 years for PH&N and FBW, respectively.

Other acquisitions

During 2008, we also completed the following acquisitions: (i) on December 4, 2007, International Banking completed the acquisition of a 50% interest in Fidelity Merchant Bank & Trust Limited, to form a joint venture called Royal Fidelity Merchant Bank & Trust Limited; (ii) on August 4, 2008, Capital Markets completed the acquisition of

Richardson Barr & Co.; and (iii) on October 1, 2008, Canadian Banking acquired ABN AMRO’s Canadian commercial leasing division. The combined preliminary purchase price of these acquisitions, which were not material to the respective segments, was $389 million and resulted in goodwill of $26 million.

Note 9: Pension and other post-employment benefits

We offer a number of benefit plans which provide pension and other post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table:

	For the three months ended
	January 31 2009	October 31 2008	January 31 2008
Pension benefit expense	$74	$79	$86
Other post-employment benefit expense	25	18	28

Royal Bank of Canada        First Quarter 2009        55

Note 10: Variable interest entities (VIEs)

Montreal Accord

On December 11, 2008, the Pan-Canadian Investors Committee (Committee) announced that in principle an agreement had been reached among various key participants in the non-bank-sponsored ABCP conduits restructuring to make a number of changes to the restructuring plan. On December 24, 2008, the Committee also announced that the federal, Ontario, Québec and Alberta governments, together with certain participants in the restructuring, agreed to provide $4.45 billion of additional margin facilities to support the proposed restructuring plan.

In January 2009, the restructuring transaction closed after it was approved by the Ontario Superior Court. Under this plan, the non-bank-

sponsored ABCP were exchanged for longer-term notes of several newly established VIEs: Master Asset Vehicles (MAVs) I, II and III. We exchanged the non-bank-sponsored ABCP we hold for the notes of MAV II but are not required to consolidate MAV II as we do not have a majority of its exposure. Our significant variable interests in MAV II consist of our participation in the margin funding facility and the note investments. As at January 31, 2009, the carrying and fair values of these notes, which are presented as held-for-trading securities on our Consolidated Balance Sheets, were $2.5 million. The notional amount of our participation in the margin funding facility is $100 million and as at January 31, 2009, the facility had not been drawn upon.

Note 11: Significant capital and funding transactions

Subordinated debentures

On January 27, 2009, we redeemed all outstanding 3.96% subordinated debentures due January 27, 2014, for 100% of their principal amount plus accrued interest to the redemption date.

Other significant capital transactions

On November 3, 2008, we issued $300 million Non-cumulative, 5-Year Rate Reset Preferred Shares Series AL at $25 per share. Holders are entitled to receive non-cumulative quarterly fixed dividend for the initial period ending February 24, 2014 in the amount of $1.40 per share, to yield 5.6 % annually. Subject to regulatory approval, on February 24, 2014 and on February 24 every fifth year thereafter, we may redeem these shares in whole or in part at par. Thereafter, the dividend rate will reset every five years at a rate equal to 2.67% over the 5-year Government of Canada bond yield.

On December 8, 2008, we issued $225 million Non-cumulative, 5-Year Rate Reset Preferred Shares Series AN at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends for the initial period ending February 24, 2014 in the amount of $1.5625 per share to yield 6.25% annually. Subject to regulatory approval, on February 24, 2014 and on February 24 every fifth year thereafter, we may redeem these shares in whole or in part, at par. Thereafter, the dividend rate will reset every five years at a rate equal to 3.50% over the 5-year Government of Canada bond yield.

On December 22, 2008, and January 6, 2009, we issued approximately 56.8 million and 8.5 million common shares, respectively, in order to supplement our capital position.

On January 14, 2009, we issued $275 million Non-cumulative, 5-Year Rate Reset Preferred Shares Series AP at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends for the initial period ending February 24, 2014 in the amount of $1.5625 per share to yield 6.25% annually. Subject to regulatory approval, on February 24, 2014 and on February 24 every fifth year thereafter, we may redeem these shares in whole or in part, at par. Thereafter, the dividend rate will reset every five years at a rate equal to 4.19% over the 5-year Government of Canada bond yield.

On January 29, 2009, we issued $350 million Non-cumulative, 5-Year Rate Reset Preferred Shares Series AR at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends for the initial period ending February 24, 2014 in the amount of $1.5625 per share to yield 6.25% annually. Subject to regulatory approval, on February 24, 2014 and on February 24 every fifth year thereafter, we may redeem these shares in whole or in part, at par. Thereafter, the dividend rate will reset every five years at a rate equal to 4.50% over the 5-year Government of Canada bond yield.

Note 12: Revenue from trading and selected non-trading financial instruments

Held-for-trading financial instruments

Total Trading revenue includes both trading-related net interest income and trading revenue reported in Non-interest income. Net interest income arises from interest income and dividends recognized on trading assets and liabilities. Non-interest income includes a $107 million increase in the fair values of our net financial assets classified as held-for-trading for the quarter ended January 31, 2009 (quarters ended October 31, 2008 – decreased by $281 million; January 31, 2008 increased by $321 million).

	For the three months ended
	January 31 2009	October 31 2008	January 31 2008
Net interest income	$744	$468	$62
Non-interest (expense) income	(126)	(526)	262
Total	$618	$(58)	$324

Financial instruments designated as held-for-trading

During the quarter, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $329 million (quarters ended October 31, 2008 – decreased by $667 million; January 31, 2008 – increased by $144 million).

Financial instruments measured at amortized cost

The following were recognized in Non-interest income during the quarter ended January 31, 2009:

•

Net fee income of $864 million, which does not form an integral part of the effective interest rate of financial assets and liabilities other than held-for-trading (quarters ended October 31, 2008 – $870 million; January 31, 2008 – $778 million).

•	Net fee income of $1,270 million arising from trust and other fiduciary activities (quarters ended October 31, 2008 – $1,397 million; January 31, 2008 – $1,325 million).
•	Net gains of $2 million arising from financial instruments measured at amortized cost (quarters ended October 31, 2008 – $nil; January 31, 2008 – $nil).

56        Royal Bank of Canada        First Quarter 2009

Note 13: Income taxes on components of Other comprehensive income

The income tax expense or benefit allocated to each component of Other comprehensive income is presented in the table below:

	For the three month ended
	January 31 2009	October 31 2008	January 31 2008
Net unrealized (losses) gains on available-for-sale securities	$(236)	$(525)	$9
Reclassification of losses on available-for-sale securities to income	75	130	6
Net foreign currency translation (losses) from hedging activities	(37)	(860)	(335)
Net (losses) on derivatives designated as cash flow hedges	(21)	(73)	(156)
Reclassification of losses on derivatives designated as cash flow hedges to income	—	18	1
Total income taxes (recovery)	$(219)	$(1,310)	$(475)

Note 14: Earnings per share

	For the three months ended
	January 31 2009	October 31 2008	January 31 2008
Basic earnings per share
Net income	$1,053	$1,120	$1,245
Preferred share dividends	(41)	(27)	(24)
Net income available to common shareholders	$1,012	$1,093	$1,221
Average number of common shares (in thousands)	1,366,868	1,337,753	1,273,862

Basic earnings per share	$.74	$.82	$.96
Diluted earnings per share
Net income available to common shareholders	$1,012	$1,093	$1,221
Average number of common shares (in thousands)	1,366,868	1,337,753	1,273,862
Stock options (1)	3,966	7,032	10,122
Issuable under other stock-based compensation plans	1,944	2,053	2,611
Exchangeable shares (2)	6,413	6,750	—
Average number of diluted common shares (in thousands)	1,379,191	1,353,588	1,286,595

Diluted earnings per share	$.73	$.81	$.95

(1)	The dilutive effect of stock options was calculated using the treasury stock method. For the three months ended January 31, 2009, we excluded from the calculation of diluted earnings per share 5,305,890 average options outstanding with an average exercise price of $50.88, as the exercise price of these options was greater than the average market price of our common shares (three months ended October 31, 2008 – 3,681,609 average options outstanding with an average exercise price of $53.91; three months ended January 31, 2008 – 2,964,590 average options outstanding with an exercise price of $54.25).
(2)	Exchangeable shares were issued for the acquisition of PH&N. Refer to Note 8.

Note 15: Guarantees and contingencies

Guarantees

In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

The following table summarizes significant guarantees that we have provided to third parties:

	As at
	January 31		October 31
	2009		2008
	Maximum potential amount of future payments	Carrying value	Maximum potential amount of future payments	Carrying value
Credit derivatives and written put options (1)	$35,455	$4,247	$43,700	$5,742
Backstop liquidity facilities (2)	39,068	61	40,892	59
Stable value products (3)	25,546	—	24,876	—
Financial standby letters of credit and performance guarantees (4)	24,004	114	22,185	75
Credit enhancements	4,647	39	4,873	22
Mortgage loans sold with recourse	153	—	210	—

(1)	The carrying value is included in Other – Derivatives on our Consolidated Balance Sheets. The notional amount of the contract approximates the maximum potential amount of future payments.
(2)	Certain RBC-administered multi-seller asset-backed commercial paper conduit programs drew down certain of our backstop liquidity facilities. As at January 31, 2009, these loans totalled US$1.6 billion (C$2.0 billion) (October 31, 2008 – US$1.6 billion; C$1.9 billion) before the allowance for loan losses of US$53 million (C$65 million) (October 31, 2008 – US$54 million; C$65 million) and are included in Wholesale Loans – Business on our Consolidated Balance Sheets.
(3)	The notional amount of the contract approximates the maximum potential amount of future payments. The maximum potential amount of future payments comprise $9.8 billion (October 31, 2008 – $9.4 billion) for bank-owned life insurance policies and $15.8 billion (October 31, 2008 – $15.4 billion) for U.S. Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans. We have recorded a provision in connection with the stable value contracts on bank-owned life insurance policies that reflects both the value of the assets in the underlying investment portfolios of the policies and our estimate of the probability of the policyholders surrendering their policies. During the quarter, we made a provision of approximately $26 million (three months ended October 31, 2008 – $78 million).
(4)	The carrying value is included in Other – Other liabilities on our Consolidated Balance Sheets. The maximum potential amount of future payments includes $1.9 billion (October 31, 2008 – 1.4 billion) related to the ARS Tender Option Bond (TOB) programs and represents the higher of the notional amounts of the letters of credit and the liquidity facilities.

Royal Bank of Canada        First Quarter 2009        57

Note 15: Guarantees and contingencies (continued)

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia IS. As at January 31, 2009, RBC Dexia IS securities lending indemnifications totalled $41,581 million (October 31, 2008 – $45,723 million); we are exposed to 50% of this amount.

Refer to Note 25 of our 2008 Annual Consolidated Financial Statements for further information on the above guarantees and a description of our obligations under certain indemnification agreements

Pledged assets

Details of assets pledged against liabilities are shown in the following tables.

	As at
	January 31 2009	October 31 2008
Cash and due from banks	$1,342	$2,443
Interest-bearing deposits with banks	5,498	9,960
Loans	8,554	9,821
Securities	45,826	45,920
Assets purchased under reverse repurchase agreements	24,658	23,362
Other assets	342	989
	$86,220	$92,495

	As at
	January 31 2009	October 31 2008
Assets pledged to:
Foreign governments and central banks	$6,474	$5,706
Clearing systems, payment systems and depositories	1,250	2,226
Assets pledged in relation to:
Securities borrowing and lending	25,501	25,613
Obligations related to securities sold under repurchase agreements	35,373	30,919
Derivative transactions	9,333	17,664
Covered bonds	5,134	5,142
Other	3,155	5,225
	$86,220	$92,495

We are also required to provide intraday pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real-time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activities are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets amount is not included in the table above. For the three month period ended January 31, 2009, we had on average $4.7 billion (October 31, 2008 – $3.1 billion and January 31, 2008 – $3.3 billion) of assets pledged intraday to the Bank of Canada on a daily basis. There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances taken on January 31, 2009, October 31, 2008 and January 31, 2008.

Collateral

As at January 31, 2009, the approximate market value of collateral accepted that may be sold or repledged by us was $76.0 billion (October 31, 2008 – $83.0 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $31.1 billion (October 31, 2008 – $32.6 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

Repurchase offer of Auction Rate Securities

As reported in Note 25 to our 2008 Annual Consolidated Financial Statements, our offer to repurchase ARS held by qualified U.S. retail brokerage clients is currently in effect. As at January 31, 2009, clients representing notional values of US$716.7 million (C$879 million) have accepted the offer. Remaining clients estimated to be eligible for the repurchase own US$152.3 million (C$186.7 million). As at January 31, 2009, the estimated difference between the par value and current valuation, including a penalty of US$9.8 million (C$11.8 million), was US$56.0 million (C$68.1 million). This also includes US$1.0 million (C$1.2 million) being the difference between the par and sale price of the ARS paid to qualifying clients who sold the eligible ARS below par during the period from February 11, 2008 to October 8, 2008. Of the US$56.0 million (C$68.1 million) pre-tax, US$34.5 million (C$41.5 million) was recognized in net income during 2008 and an additional charge of US$21.5 million (C$26.6 million) was recognized in the first quarter of 2009.

Litigation

Enron Corp. (Enron) litigation

A purported class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). The Regent’s case was consolidated with the lead action entitled Newby v. Enron Corp., which is the main consolidated purported Enron shareholder class action wherein similar claims have been made against numerous other financial institutions, law firms, accountants and certain current former officers and directors of Enron. Royal Bank of Canada has also been named as a defendant by several individual investors in respect of the losses suffered by those investors as purchasers of Enron publicly traded equity and debt securities.

During the fourth quarter of 2005, RBC established a litigation provision of $591 million (US$500 million) or $326 million after-tax (US$276 million) in regard to its Enron-related litigation exposure. As discussed in Note 25 to our 2008 Annual Consolidated Financial Statements, our evaluation of several important developments that occurred during 2008, individually and in aggregate, led us to conclude that a litigation provision of $60 million (US$50 million) or $33 million after-tax (US$27 million) is reasonable. The $542 million (US$450 million) difference was recorded in Non-interest expense – Other in our income statement for the three months ended October 31, 2008.

58        Royal Bank of Canada        First Quarter 2009

Note 15: Guarantees and contingencies (continued)

We will continue to vigorously defend ourselves in all remaining Enron-related cases and will exercise our judgment in resolving these claims.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 16: Results by business and geographic segment

Quarterly earnings

	Canadian Banking			Wealth Management			Insurance
	Q1/09	Q4/08	Q1/08	Q1/09	Q4/08	Q1/08	Q1/09	Q4/08	Q1/08
Net interest income	$1,718	$1,701	$1,687	$128	$133	$112	$–	$–	$–
Non-interest income	747	748	721	869	892	841	1,346	111	840
Total revenue	2,465	2,449	2,408	997	1,025	953	1,346	111	840
Provision for (recovery of) credit losses	270	225	214	–	–	–	–	–	–
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	1,076	(86)	616
Non-interest expense	1,176	1,220	1,196	827	860	688	141	154	135
Net income (loss) before income taxes	1,019	1,004	998	170	165	265	129	43	89
Income taxes (recoveries)	323	328	325	42	49	84	17	(16)	–
Non-controlling interest	–	–	–	–	–	–	–	–	–
Net income (loss)	$696	$676	$673	$128	$116	$181	$112	$59	$89
Less: Preferred dividends	10	7	7	6	4	2	2	1	1
Net income (loss) available to common shareholders	$686	$669	$666	$122	$112	$179	$110	$58	$88
Total average assets (1)	$249,600	$241,200	$225,000	$17,800	$16,100	$16,000	$12,600	$12,800	$12,400

Quarterly earnings

	International Banking			Capital Markets (2)			Corporate Support (2)
	Q1/09	Q4/08	Q1/08	Q1/09	Q4/08	Q1/08	Q1/09	Q4/08	Q1/08
Net interest income	$452	$437	$248	$922	$648	$318	$(279)	$(210)	$(224)
Non-interest income	115	35	237	487	542	814	436	32	53
Total revenue	567	472	485	1,409	1,190	1,132	157	(178)	(171)
Provision for (recovery of) credit losses	200	198	71	160	77	28	117	119	(20)
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	–	–	–
Non-interest expense	595	585	378	891	124	734	(8)	46	(11)
Net income (loss) before income taxes	(228)	(311)	36	358	989	370	48	(343)	(140)
Income taxes (recoveries)	(87)	(107)	3	154	432	53	(11)	(258)	(122)
Non-controlling interest	3	2	2	(21)	(27)	13	23	24	15
Net income (loss)	$(144)	$(206)	$31	$225	$584	$304	$36	$(109)	$(33)
Less: Preferred dividends	12	7	3	11	7	5	–	1	6
Net income (loss) available to common shareholders	$(156)	$(213)	$28	$214	$577	$299	$36	$(110)	$(39)
Total average assets (1)	$68,900	$65,000	$40,200	$394,200	$342,800	$339,200	$(500)	$(600)	$(6,600)

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Taxable equivalent basis.

Royal Bank of Canada        First Quarter 2009        59

Note 16: Results by business segment (continued)

Quarterly earnings

	Total
	Q1/09	Q4/08	Q1/08
Net interest income	$2,941	$2,709	$2,141
Non-interest income	4,000	2,360	3,506
Total revenue	6,941	5,069	5,647
Provision for (recovery of) credit losses	747	619	293
Insurance policyholder benefits, claims and acquisition expense	1,076	(86)	616
Non-interest expense	3,622	2,989	3,120
Net income (loss) before income taxes	1,496	1,547	1,618
Income taxes (recoveries)	438	428	343
Non-controlling interest	5	(1)	30
Net income (loss)	$1,053	$1,120	$1,245
Less: Preferred dividends	41	27	24
Net income (loss) available to common shareholders	$1,012	$1,093	$1,221
Total average assets (1)	$742,600	$677,300	$626,200

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflect the way our business segments are managed. This approach is intended to ensure that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views those results. These items do not impact our consolidated results. Refer to Note 28 of our 2008 audited Consolidated Financial Statements for further information on the allocation of expenses between business segments.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.

During the first quarter of 2009, we realigned Capital Markets into two main businesses: Capital Markets Sales and Trading, and Corporate and Investment Banking. The Capital Markets Sales and Trading business brings together our agency sales capabilities and is our centre for trading equity, fixed income, foreign exchange and commodity products as well as conducting our proprietary trading businesses. Corporate and Investment Banking provides a complete suite of advisory services to clients from origination, structuring and advising to distribution, and manages our private equity, conduits and securitization business. It also includes our Global Credit business, Global Financial Institutions business and Research business, which offers economic and securities research products to institutional and retail clients globally. This realignment did not impact the presentation of consolidated results for Capital Markets.

Note 17: Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. Our assets-to-capital multiple remains below the maximum prescribed by OSFI.

Regulatory capital, risk-adjusted assets and capital ratios

	Basel II
	As at
	January 31 2009	October 31 2008
Capital
Tier 1 capital	$28,901	$25,031
Total capital	34,112	30,710
Risk-adjusted assets
Credit risk	$220,464	$229,537
Market risk	19,184	17,220
Operational risk	33,913	31,822
Total risk-adjusted assets	$273,561	$278,579
Capital ratios
Tier 1 capital	10.6%	9.0%
Total capital	12.5%	11.0%
Assets-to-capital multiple	17.5X	20.1X

60        Royal Bank of Canada        First Quarter 2009

Shareholder information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario, Canada

M5J 2J5
Tel: 416-974-5151

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario

Canada M5J 2J5

website: rbc.com

Transfer Agent
and Registrar

Main Agent

Computershare Trust

Company of Canada

1500 University Street

Suite 700

Montreal, Quebec

Canada H3A 3S8

Tel: 1-866-586-7635 (Canada

and the United States) or

514-982-7555 (International)

Fax: 514-982-7580

website: computershare.com

Co-Transfer Agent (U.S.)

Computershare
Trust Company, N.A.

350 Indiana Street, Suite 800

Golden, Colorado, U.S.A. 80401

Tel: 1-800-962-4284

Co-Transfer Agent
(United Kingdom)

Computershare Investor

Services PLC

Securities Services – Registrars

P.O. Box No. 82, The Pavilions,

Bridgwater Road, Bristol BS99 7NH

England

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock Exchange (TSX)

U.S. – New York Stock Exchange (NYSE)

Switzerland – Swiss Exchange (SWX)

All preferred shares are listed on the Toronto Stock Exchange.

Valuation Day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for- one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

Computershare Trust

Company of Canada

100 University Avenue,
9th Floor

Toronto, Ontario

Canada M5J 2Y1

Tel: 1-866-586-7635 (Canada

and the United States) or

514-982-7555 (International)

Fax: 1-888-453-0330 (Canada

and the United States) or

416-263-9394 (International)

e-mail:

service@computershare.com

For financial information inquiries, please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

14th Floor, South Tower Toronto, Ontario

Canada M5J 2J5

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the United States may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible dividends.” Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases

We are engaged in a Normal Course Issuer Bid (NCIB) through the facilities of the Toronto Stock Exchange. During the one-year period commencing November 1, 2008, we may repurchase up to 20 million common shares in the open market at market prices. We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with OSFI.

A copy of our Notice of Intention to file a NCIB may be obtained, without charge, by contacting our Secretary at our Toronto mailing address.

2009 Quarterly earnings release dates

First quarter             February 26

Second quarter        May 29

Third quarter            August 27

Fourth quarter          December 4

For other shareholder inquiries, please contact: Shareholder Relations Royal Bank of Canada 200 Bay Street 9th Floor, South Tower Toronto, Ontario Canada M5J 2J5 Tel: 416-955-7806 Fax: 416-974-3535	Dividend dates for 2009 Subject to approval by the Board of Directors
		Ex-dividend dates	Record dates	Payment dates
	Common and preferred	January 22	January 26	February 24
	shares series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ and AL	April 21 July 23 October 22	April 23 July 27 October 26	May 22 August 24 November 24
	Preferred shares series AN, AP and AR	April 21 July 23 October 22	April 23 July 27 October 26	May 22 August 24 November 24

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references in this report to shareholders to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC, which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.